

FORWARD IN EXCELLENCE





2023 ANNUAL REPORT








S&P 500	**BBB+**	**$15B**	**94%**	**42**	**$47B**
MEMBER SINCE 2015	S&P GLOBAL RATING	MERGER WITH LIFE STORAGE	AVERAGE OCCUPANCY	STATES	ENTERPRISE VALUE

10-YEAR TOTAL SHAREHOLDER RETURN CHART



ExtraSpace Storage	443%
THE HOME DEPOT	430%
Google	398%
McDonald's	298%
JPMorgan Chase & Co.	285%
S&P 500®	211%
NIKE	208%
Public Storage	196%
Walmart	148%
Johnson & Johnson	125%
MSCI US REIT Index	40%

Go to https://www.extraspace.com/annualreport/2023/ to view our online annual report.

MY FELLOW SHAREHOLDERS

We have had a busy and remarkable year at Extra Space Storage in 2023. After two years of unprecedented property level growth and active external expansion in 2021 and 2022, I told our team to expect a more normal year in 2023, as the storage sector returned to historical revenue growth rates and acquisition volume slowed. I encouraged our departments to focus on the fundamentals in each of their respective areas of the business to ensure that we had seamless execution as tailwinds from the pandemic slowed, and as headwinds from interest rates, inflation and moderating demand increased.

This all changed, when one of our publicly traded peers, Life Storage was put in play during the first quarter and we were invited to make a merger bid for the company. Life Storage had a high-quality, broadly diversified, national storage portfolio of more than 1,200 properties totaling approximately 90 million square feet. We were very familiar with the Life Storage assets, and we knew there would be significant synergies created by combining the companies to create an even stronger portfolio and additional long-term value for our shareholders.

Despite my prediction for a calmer 2023, I asked our team to roll up their sleeves again to see if we could make this transformational merger a reality. As always, Team Extra Space responded. In a matter of weeks, we were able to come to an agreement to merge with Life Storage, and we announced the deal publicly on April 3, 2023. After nearly unanimous approval from both companies' shareholders, we completed the merger with Life Storage on July 20th, 2023. All the Life Storage properties were onboarded onto our platform in 19 days, the largest integration of stores and team members in our company's history.

The merger further increases Extra Space's significant scale, with a national portfolio of over 3,700 stores, totaling 283 million rentable square feet. Our larger scale provides us with greater operational efficiencies, as well as access to more and better data in our sector, which will facilitate quicker and better analysis and decisions. The transaction also makes Extra Space a top 10 REIT included in the MSCI U.S. REIT Index by equity market capitalization. In addition to our greater scale, the combined portfolio also has greater diversification, reducing our proportional exposure in California and the Mid-Atlantic and increasing our proportional concentration in Florida, Texas and other sunbelt markets. No MSA contributes more than 10% of our same-store revenue, no single property represents a material contribution to our asset value, and our customer base consists of over two million tenants. The merger provides additional growth opportunities in third party management, joint venture partnerships, bridge lending, redevelopment, solar and more. Most importantly, and the driving rationale for the transaction, I believe all these benefits will drive long-term FFO accretion, additional value and greater stability for our shareholders.



JOSEPH D. MARGOLIS
Chief Executive Officer

2023 HIGHLIGHTS

3.1%
SAME-STORE
REVENUE GROWTH

12.5%
ONE-YEAR TOTAL
SHAREHOLDER
RETURN

BBB+
UPGRADE
BY S&P GLOBAL

While I am proud of what we have accomplished in 2023, I am even more excited about our path forward. One of Extra Space Storage's core values is excellence, and I know that our larger and more diverse team, portfolio and balance sheet will move Forward in Excellence in 2024. Through the merger we expect to realize at least $100 million in FFO synergies. The merger was leverage neutral, and created a larger and stronger balance sheet, which we believed would lead to improved long-term cost of capital. Our belief was validated when S&P Global upgraded our credit rating to BBB+ shortly after we closed.

Despite the focus on and efforts required by the merger, we did not ignore our core business. We continue to innovate and test customer acquisition, pricing and other tools to optimize store performance in a difficult environment. We grew same-store revenue in 2023 by 3.1%. We increased our third-party management business by 189 stores (net) not including the managed stores that came with the LSI merger, and this business remains the largest, fastest growing and most profitable in the industry. Our bridge loan business continues to thrive with $453 million of new loans approved, and it provides attractive risk-adjusted returns and new management and acquisition opportunities. We also made progress developing a scalable platform for remotely managed stores. All of these efforts will drive increased shareholder value.

While I am very optimistic about the future, I am also aware of current concerns from investors today, including uncertainty around interest rates, cap rates, sector demand, and the possibility of a recession, to name a few. I share those concerns. While we are not exempt from the impacts of these external forces, our need-based sector, geographically diverse portfolio, unique ownership strategy and sophisticated operating platform have allowed us to operate and grow efficiently through different stages of economic cycles during our 46-year history. And I believe we are even better positioned today, than in the past. Our portfolio, platform and team have never been stronger. Our technology and scale advantages, together with financial flexibility and durability position us for long term success.

We will continue to work hard to deliver the results our shareholders have come to expect from Extra Space Storage, as we move Forward in Excellence in 2024 and beyond.

Warmest Regards,

JOE MARGOLIS
Chief Executive Officer

I BELIEVE ALL THE BENEFITS FROM THE MERGER WILL DRIVE LONG-TERM FFO ACCRETION, ADDITIONAL VALUE AND GREATER STABILITY FOR OUR SHAREHOLDERS

EXTRA SPACE AND LIFE STORAGE MERGER HIGHLIGHTS

On April 3, 2023, Extra Space and Life Storage announced a strategic merger of the companies, which was later approved by shareholders and completed on July 20, 2023. Post-merger, the combined company became the largest self storage operator in the country with over 3,700 locations and two million customers. The Extra Space team anticipates at least $100 million in underwritten annual run-rate synergies as well as additional non-underwritten synergies resulting from the merger.

The combination of Extra Space and Life Storage will deliver significant strategic, operational, and financial benefits, including: transformative scale, enhanced diversification of the portfolio, synergy opportunities, embedded growth drivers, and positive financial impact.

283M
RENTABLE SQUARE FEET

3,700+
LOCATIONS

42
STATES WITH EXTRA SPACE & LIFE STORAGE

$5B
IN REVENUE UNDER MANAGEMENT

7,600
EMPLOYEES NATIONWIDE



NORTHWEST 3.7M SQ FT 1%

NORTHEAST 50.0M SQ FT 17%

MIDWEST 39.1M SQ FT 14%

MID-ATLANTIC 24.9M SQ FT 9%

CA & HAWAII 34.4M SQ FT 12%

MTN WEST 25.0M SQ FT 9%

SOUTHEAST 34.4M SQ FT 12%

TEXAS 35.7M SQ FT 13%

FLORIDA & PUERTO RICO 35.7M SQ FT 13%

*Market level square footage as a percentage of total square footage managed by the Company as of December 31, 2023.

Following the merger, Extra Space has decided to test a multi-brand approach by having both Life Storage and Extra Space branded properties in the same markets. This follows best practices from industries like hospitality and rental cars, but is the first in the self-storage industry. Extra Space anticipates positive digital marketing synergies from having multiple brand placements in search engine results and mapping tools.



SUSTAINABILITY

Extra Space's philosophy is to build and maintain a company that can provide steady, reliable performance in an everchanging world. The team aims to be good stewards of the planet along with being good stewards of shareholders' capital. By nature, self storage is a low consumption real estate asset, and Extra Space has worked to reduce the carbon footprint of the company each year.

Since 2012, Extra Space has been investing in solar installations on properties. With 33% of the company's wholly-owned properties powered by the sun, Extra Space has produced enough solar power to offset the emissions of 207 million pounds of coal being burned. These solar efforts reduce energy consumption, while producing great returns, showing how sustainability can be at the intersection of what is good for the environment, the community, and shareholders. With the recent addition of the Life Storage portfolio, the company has significantly expanded the solar opportunity pipeline, and expects to have steady investment in solar for many years to come.

74
GRESB SCORE

A
GRESB PUBLIC DISCLOSURE RATING

$24M
IN SOLAR INVESTMENT IN 2023





ENVIRONMENTAL HIGHLIGHTS

46.3 GWhs
SOLAR PRODUCTION IN 2023

80%
LESS CARBON EMISSIONS THAN THE REAL ESTATE SECTOR AVERAGE
According to data from Urban Land Institute's Greenprint Performance Report

$4.9M
INVESTED IN HVAC RETROFITTING PROJECTS



SOCIAL HIGHLIGHTS

79
EMPLOYEE ENGAGEMENT SCORE


DEI "SPACE FOR EVERYONE" SCHOLARSHIP PROGRAM

91%
OVERALL CUSTOMER SATISFACTION



GOVERNANCE HIGHLIGHTS

90%
OF OUR BOARD MEMBERS ARE INDEPENDENT


HIGHEST CYBERSECURITY STANDARDS WITH ANNUAL EXPERT THIRD-PARTY AUDITS


NAREIT CARE (COMMUNICATIONS AND REPORTING EXCELLENCE) AWARD WINNER 2023

VISIT EXTRA SPACE'S ESG REPORT

Read the full sustainability report from Extra Space Storage for data and highlights across environmental, social, and governance initiatives.



FINANCIAL HIGHLIGHTS

SELECTED DATA

Dollars in thousands, except share data

Year Ended December 31,		2023		2022		2021
OPERATING DATA:						
Total revenues	$	2,560,244	$	$1,924,170	$	$1,577,362
Operating expenses	$	670,910	$	$468,902	$	$398,096
General and administrative expenses	$	146,408	$	$129,251	$	$102,194
Depreciation and amortization	$	506,053	$	$288,316	$	$241,879
Interest expense	$	437,821	$	$219,171	$	$166,183
Equity in earnings of real estate ventures	$	54,835	$	$41,428	$	$32,358
Net income	$	850,453	$	$921,156	$	$877,758
OTHER DATA:						
FFO[1] - diluted	$	1,352,138	$	1,198,809	$	973,966
Weighted average number of shares diluted[2]		178,969,993		143,009,565		140,988,683
Cash dividends paid per common share	$	6.48	$	6.00	$	4.50
Same-store property occupancy at year end		93.0%		94.2%		95.3%
BALANCE SHEET DATA:						
Total Assets	$	27,456,262	$	12,167,458	$	10,474,477
Total Debt	$	11,016,748	$	7,331,462	$	5,957,747
Noncontrolling interests	$	1,023,028	$	818,677	$	669,480
Total stockholders' equity	$	14,390,921	$	3,259,597	$	3,116,496

(1) Funds from Operations ("FFO") is defined under *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of the Company's Form 10-K, enclosed and filed with the U.S. Securities and Exchange Commission. A copy of the Company's Form 10-K is also available at no charge on its investor relations website at https://ir.extraspace.com.

(2) Extra Space Storage, L.P. (the "Operating Partnership") has preferred and common operating partnership units ("OP units"). These OP units can be redeemed for shares of the Company's common stock. Redemption of all OP units has been assumed for purposes of calculating FFO per share, and the weighted average number of shares – diluted. The computation of weighted average shares for FFO – diluted also includes the effect of share – based compensation plans using the treasury stock method.

5-YEAR TOTAL RETURN



*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.
Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission File Number: 001-32269

EXTRA SPACE STORAGE INC.
(Exact name of registrant as specified in its charter)

Maryland	**20-1076777**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2795 East Cottonwood Parkway, Suite 300
Salt Lake City, Utah 84121
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (801) 365-4600

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	EXR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $19,343,600,223 based upon the closing price on the New York Stock Exchange on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter. This calculation does not reflect a determination that persons whose shares are excluded from the computation are affiliates for any other purpose.

The number of shares outstanding of the registrant's common stock, $0.01 par value per share, as of February 22, 2024 was 211,574,552.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be issued in connection with the registrant's annual stockholders' meeting to be held in 2024 are incorporated by reference into Part III of this Annual Report on Form 10-K.

THIS PAGE INTENTIONALLY LEFT BLANK

Extra Space Storage Inc.
Annual Report on Form 10-K
For the Year Ended December 31, 2023
Table of Contents

THIS PAGE INTENTIONALLY LEFT BLANK

Statements Regarding Forward-Looking Information

Certain information set forth in this report contains "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "estimates," "may," "will," "should," "anticipates," or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

All forward-looking statements, including without limitation, management's examination of historical operating trends and estimates of future earnings, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks referenced in "Part I. Item 1A. Risk Factors" below. Such factors include, but are not limited to:

- adverse changes in general economic conditions, the real estate industry and in the markets in which we operate;
- failure to close pending acquisitions and developments on expected terms, or at all;
- the risk that Life Storage, Inc.'s ("Life Storage") business will not be fully integrated successfully or that such integration may be more difficult, time-consuming or costly than expected, including our ability to retain and hire key personnel;
- the uncertainty of expected future financial performance and results of the combined company following completion of the Life Storage merger;
- the effect of competition from new and existing stores or other storage alternatives, which could cause rents and occupancy rates to decline;
- potential liability for uninsured losses and environmental contamination;
- the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing real estate investment trusts ("REITs"), tenant reinsurance and other aspects of our business, which could adversely affect our results;
- our ability to recover losses under our insurance policies;
- disruptions in credit and financial markets and resulting difficulties in raising capital or obtaining credit at reasonable rates or at all, which could impede our ability to grow;
- changes in global financial markets and increased interest rates;
- availability of financing and capital, the levels of debt that we maintain and our credit ratings;
- risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change and other factors;
- reductions in asset valuations and related impairment charges;
- our lack of sole decision-making authority with respect to our joint venture investments;
- the effect of recent or future changes to U.S. tax laws;
- the failure to maintain our REIT status for U.S. federal income tax purposes;
- impacts from any outbreak of highly infectious or contagious diseases, including reduced demand for self-storage space and ancillary products and services such as tenant reinsurance, and potential decreases in occupancy and rental rates and staffing levels, which could adversely affect our results; and
- economic uncertainty due to the impact of natural disasters, war or terrorism, which could adversely affect our business plan.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our securities.

We disclaim any duty or obligation to update or revise any forward-looking statements set forth in this Annual Report on Form 10-K to reflect new information, future events or otherwise.

PART I

Item 1.   Business

General

Extra Space Storage Inc. ("we," "our," "us" or the "Company") is a fully integrated, self-administered and self-managed real estate investment trust ("REIT") formed as a Maryland corporation on April 30, 2004. We closed our initial public offering ("IPO") on August 17, 2004. Our common stock is traded on the New York Stock Exchange under the symbol "EXR."

We were formed to continue the business of Extra Space Storage LLC and its subsidiaries, which had engaged in the self-storage business since 1977. These companies were reorganized after the consummation of our IPO and various formation transactions. Our executive management team and board of directors have extensive experience and ownership positions in the Company.

Substantially all of our business is conducted through Extra Space Storage LP (the "Operating Partnership"). Our primary assets are general partner and limited partner interests in the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To the extent we continue to qualify as a REIT we will not be subject to U.S. federal tax, with certain exceptions, on our REIT taxable income that is distributed to our stockholders.

Our principal offices are located at 2795 East Cottonwood Parkway, Suite 300, Salt Lake City, Utah 84121, telephone number (801) 365-4600.

Our internet address is www.extraspace.com. We file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports with the Securities and Exchange Commission (the "SEC"). You may obtain copies of these documents by visiting the SEC's website at www.sec.gov. In addition, as soon as reasonably practicable after such materials are furnished to the SEC, we make copies of these documents available to the public free of charge through the Investor Relations section of our website.

Self-Storage Operations

We own, operate, manage, provide lending to, acquire, develop and redevelop self-storage properties ("stores"). We operate and manage our business by evaluating the operating performance of the properties for our entire portfolio which includes wholly-owned stores, stores in which we have a partial ownership interest and managed stores. Stores offer month-to-month rental of storage space for personal or business use.

As of December 31, 2023, we owned and/or operated 3,714 stores in 42 states, and Washington, D.C., comprising approximately 283 million square feet of net rentable space in approximately 2.6 million units.

Other Operations

Our tenant reinsurance activities include the reinsurance of risks relating to the loss of goods stored by tenants in our stores. Our customers have the option of purchasing insurance from a non-affiliated insurance company to cover certain losses to their goods stored at our facilities, as well as those we manage for third parties. A wholly-owned, consolidated subsidiary fully reinsures such policies and thereby assumes all risk of losses under these policies and receives reinsurance premiums substantially equal to the premiums collected from our tenants, from the non-affiliated insurance company.

As of December 31, 2023, we managed 1,337 stores for third party owners. Our management business enables us to generate increased revenues through management fees as well as expand our geographic footprint, data sophistication and scale with little capital investment. We believe this expanded footprint enables us to reduce our operating costs through economies of scale. In addition, our management business is a potential future acquisition pipeline.

We have a bridge lending program, under which we provide financing to third party self storage owners for operating properties that we manage. This program helps us increase our management business, create additional potential future acquisition opportunities, and strengthen our relationships with partners, all while generating interest and fee income. We generally originate mortgage loans and mezzanine loans, with the intent to sell a portion of the mortgage loans to third parties, while retaining our interests in the mezzanine loans. As of December 31, 2023, the total balance of bridge loans receivable was $594.7 million.

We have made investments in preferred stock of other self-storage companies. These investments benefit us by providing dividend income, increasing our management business, and creating additional potential future acquisition opportunities through relationships with the companies in which we invest.

Operating Segments

We operate in two distinct segments: (1) self-storage operations; and (2) tenant reinsurance. Our self-storage operations activities include rental operations of wholly-owned stores. Tenant reinsurance activities include the reinsurance of risks relating to the loss of goods stored by tenants in our stores. For more information and comparative financial and other information on our reportable business segments, refer to the segment information footnote in the notes to the consolidated financial statements in Item 8 of this Form 10-K.

Long-Term Growth and Investment Strategies

Our primary business objectives are to maximize cash flow available for distribution to our stockholders and to achieve sustainable long-term growth in cash flow per share in order to maximize long-term stockholder value both at acceptable levels of risk. We continue to evaluate a range of growth initiatives and opportunities. Our primary strategies include the following:

Maximize the performance of our stores through strategic, efficient and proactive management

We pursue revenue-generating and expense-minimizing opportunities in our operations. We seek to maximize revenue by responding to changing market conditions through our advanced technology systems' ability to provide real-time, interactive rental rate and discount management. Our size allows us greater ability than the majority of our competitors to implement more dynamic online marketing programs, which we believe will attract more customers to our stores at a lower net cost.

We continually analyze our portfolio to look for long-term value-enhancing opportunities. We proactively redevelop properties to add units or modify existing unit mix to better meet the demand in a given market and to maximize revenue. We also redevelop properties to extend their useful life, increase visual appeal, enhance security and to improve brand consistency across the portfolio.

Acquire self-storage stores

Our acquisitions team continues to pursue the acquisition of multi-store portfolios and single stores which can range from fully occupied to various stages of lease-up that we believe can provide stockholder value. We have established a reputation as a reliable, ethical buyer, which we believe enhances our ability to negotiate and close acquisitions. In addition, we believe our status as an UPREIT enables flexibility when structuring deals. We remain a disciplined buyer and only execute acquisitions that we believe will strengthen our portfolio and increase stockholder value.

In addition to the pursuit of operating stores, from time to time we develop stores from the ground up and provide the construction capital. We also purchase stores at the completion of construction from third party developers, who build to our specifications. These stores purchased at completion of construction (a "Certificate of Occupancy store"), create additional long-term value for our stockholders. We are typically able to acquire these assets at a lower price than a stabilized store, and expect greater long term returns on these stores on average. However, in the short term, these acquisitions cause dilution to our earnings during the two-to-four year period required to lease up the Certificate of Occupancy stores. We expect that this trend will continue as we continue to acquire Certificate of Occupancy stores.

Financing of Our Long-Term Growth Strategies

As a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders. Consequently, we require access to additional sources of capital to fund our growth. We expect to maintain a flexible approach to financing growth. We plan to finance future acquisitions, store development and our bridge loan program through a diverse capital optimization strategy which includes but is not limited to: cash generated from operations, borrowings under our revolving lines of credit (the "Credit Lines"), secured and unsecured financing, equity offerings, joint ventures and the sale of stores.

Credit Lines - We have two credit lines which we primarily use as short-term bridge financing until we obtain longer-term financing through either debt or equity. As of December 31, 2023, our Credit Lines had available capacity of $2.1 billion, of which $1,458 million was undrawn.

Secured and Unsecured Debt - We primarily use public bonds, unsecured private placement bonds and unsecured bank term loans to finance store acquisitions and development efforts. We will continue to utilize a combination of secured and unsecured financing for future store acquisitions and development. As of December 31, 2023, we had $1.3 billion of secured notes payable and $9.4 billion of unsecured notes payable outstanding.

Equity - We have an active "at the market" ("ATM") program for selling stock. We sell stock under the ATM program from time to time to raise capital when we believe conditions are advantageous. During the year ended December 31, 2023, we didn't issue or sell any shares of common stock.

We view equity interests in our Operating Partnership as another source of capital that can provide an attractive tax planning opportunity to sellers of real estate. We issue common and preferred Operating Partnership units to sellers in certain acquisitions. Common Operating Partnership units receive distributions equal to the dividends on common stock, while Preferred Operating Partnership units receive distributions at various negotiated rates. We may issue additional units in the future when circumstances are favorable.

Joint Ventures - As of December 31, 2023, we owned 474 of our stores through unconsolidated joint ventures with third parties. Our joint venture partners typically provide most of the equity capital required for the acquisition of stores owned in these joint ventures. Most joint venture agreements include buy-sell rights, as well as rights of first offer in connection with the sale of stores by the joint venture. We manage the day-to-day operations of the stores owned in these joint ventures and have the right to participate in major decisions relating to sales of stores or financings by the applicable joint venture, but do not control the joint ventures.

Sale of Properties - We have not historically sold a high volume of stores, as we generally believe we are able to optimize the cash flow from stores through continued operations. However, we may sell more stores or interests in stores in the future in response to changing economic, financial or investment conditions. For the year ended December 31, 2023, we did not sell any stores. For the year ended December 31, 2022, we sold two stores for $38.7 million.

Industry & Competition

We are the largest self-storage operator in the United States. Our three primary competitors who are public self-storage REITs are CubeSmart, National Storage Affiliates and Public Storage.

Stores offer month-to-month rental of storage space for personal or business use. Tenants typically rent fully enclosed spaces that vary in size and typically range from 5 feet by 5 feet to 20 feet by 20 feet, with an interior height of 8 feet to 12 feet. Tenants have responsibility for moving their items into and out of their units. Stores generally have on-site managers who supervise and run the day-to-day operations, providing tenants with assistance as needed.

Self-storage provides a convenient way for individuals and businesses to store their possessions due to life changes, or simply because of a need for storage space. The mix of residential tenants using a store is determined by a store's local demographics and often includes people who are experiencing life changes such as downsizing their living space or others who are not yet settled into a permanent residence. Items that tenants place in self-storage are typically furniture, household items and appliances. Commercial tenants tend to include small business owners who require easy and frequent access to their goods, records, inventory or storage for seasonal goods.

Our research has shown that tenants choose a store based primarily on price and the convenience of the site to their home or business, making high-density, high-traffic population centers ideal locations for stores. A store's visibility on the internet, perceived security, cleanliness, and the general professionalism of the store managers and staff are also contributing factors to a store's ability to successfully secure rentals. Although most stores are leased to tenants on a month-to-month basis, tenants tend to continue their leases for extended periods of time.

The self-storage business is subject to seasonal fluctuations. A greater portion of revenues and profits are typically realized from May through September. Historically, our highest level of occupancy has been at the end of July, while our lowest level of occupancy has been in late February and early March.

The self-storage industry is a mature industry with average occupancies that are typically at or above 90%. According to the Self-Storage Almanac (the "Almanac"), the national average physical occupancy rate was 92.8% of net rentable square feet in 2017, compared to an average physical occupancy rate of 91.6% in 2023. Our average occupancy for wholly-owned stores for 2023 was 92.0%.

The industry is also characterized by fragmented ownership. According to the Almanac, as of the end of 2023, the top ten self-storage companies in the United States operated approximately 26.1% of the total U.S. stores, and the top 50 self-storage companies operated approximately 32.9% of the total U.S. stores. We believe this fragmentation will contribute to continued consolidation at some level in the future.

We believe that we are well positioned to compete for acquisitions. We have encountered competition when we have sought to acquire existing operating stores, especially for brokered portfolios. Competitive bidding practices have been commonplace between both public and private entities, and this will likely continue.

Regulation

Generally, stores are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures and the Americans with Disabilities Act of 1990. Changes in any of these laws or regulations, as well as changes in laws, such as the Comprehensive Environmental Response and Compensation Liability Act, which increase the potential liability for environmental conditions or circumstances existing or created by tenants or others on stores, or laws affecting development, construction, operation, limitations on rent increases due to state of emergency or similar orders, upkeep, safety and taxation may result in significant unanticipated expenditures, loss of stores or other impairments to operations, which would adversely affect our financial position, results of operations or cash flows. In addition, noncompliance with any of these laws, ordinances or regulations could result in the imposition of fines or an award of damages to private litigants and also could require substantial capital expenditures to ensure compliance.

Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, and are subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission pursuant thereto. Store management activities may be subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state. Our collection and processing of personal information may be subject to various data privacy and security laws, which govern the collection, use, disclosure of personal information and are constantly evolving, may conflict with each other to complicate compliance efforts and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing. Changes in any of the laws governing our conduct could have an adverse impact on our ability to conduct our business or could materially affect our financial position, results of operations or cash flows.

Human Capital

At Extra Space, our culture is driven by our belief that our people are a key driver in our success. We believe that if we focus on attracting, developing, and retaining diverse top talent at all levels of the organization, our employees will take care of our customers and drive growth for our shareholders.

As of December 31, 2023, we had 7,618 employees and believe our relationship with our employees is good. Our employees are not represented by a collective bargaining agreement. In 2023, we invited our employees to participate in an employee satisfaction survey and achieved an overall satisfaction score of 79% with over 95% of our employees participating in our survey.

Compensation, Health and Well Being

We offer competitive health benefits and encourage our employees to participate in employee health and wellness programs. Over 56% of our employees who are enrolled in our health plan participate in these programs, which are designed to improve employees' overall health. We offer individualized counseling to our employees to assist them with their journey towards better health and financial wellness. We also offer other health-oriented benefits such as smoking cessation programs and a fitness program that allows for reimbursements to employees for expenses incurred relating to fit-friendly activities, sports or exercise equipment. We also provide employees access to a network of childcare and elder care providers.

Training and Development

In order to attract and retain diverse top talent, we believe strongly that development is a continuous journey throughout the employee's career. We provide formal development programs which are available to employees who are ready for an intense structured experience. In 2023, we invested in training and development for our employees, which included leadership training, communication training, individual development plans, site manager training and mentorship programs. Our field employees received an average of 22 hours of training and each new hire received an average of 82 hours of training in 2023.

Diversity, Equity and Inclusion

We value diversity, equity and inclusion and undertake a wide spectrum of initiatives to attract and retain a diverse workforce. During 2023, we expanded participation in our employee resource groups that provide our employees a space to build community by celebrating their culture, providing mentoring opportunities and developing educational content for Extra Space. We will continue to implement and pursue diversity, equity and inclusion initiatives and tracking that allow us to attract and retain diverse top talent, improve employee engagement, increase innovation and customer insight and enhance the quality of our decision making. Newsweek recently recognized us as one of America's Greatest Workplaces for Diversity 2024.

Our employee population is approximately 49% female and approximately 44% have self-identified as people of color: Black or African American (18%), Hispanic or Latino (18%), Asian (2.4%), of two or more races (4.2%), Native American (0.7%), and Pacific Islander (0.5%).

We believe that our emphasis on training and development, employee safety, employee health and well-being, and a commitment to diversity, equity and inclusion leads to an increase in employee productivity and positions us to attract and retain top diverse talent.

Item 1A.   Risk Factors

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information contained in this Annual Report before trading in our securities. If any of the events set forth in the following risks actually occur, our business, operating results, prospects and financial condition could be harmed.

Our performance is subject to risks associated with real estate investments. We are a real estate company that derives our income from the operation of our stores. There are a number of factors that may adversely affect the income that our stores generate, including the following:

Risks Related to Our Stores and Operations

Adverse economic or other conditions in the markets in which we do business could negatively affect our occupancy levels and rental rates and therefore our operating results.

Our revenues and net operating income can be negatively impacted by general economic factors and other conditions that lead to a reduction in demand for rental space in the markets in which we operate. Our operations, revenues and operating income may be adversely impacted by, for example, increases in unemployment rates, rising interest rates, changing demographics, decreases in the volume of housing market transactions, recessions, perceptions about the safety of our stores, changes in local zoning laws, consequences from climate change, public health emergencies, as well as earthquakes, hurricanes and other natural disasters, terrorist acts, civil disturbances or acts of war.

If we are unable to promptly re-let our units or if the rates upon such re-letting are significantly lower than expected, our business and results of operations would be adversely affected.

Nearly all of our leases are on a month-to-month basis. Any delay in re-letting units as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-letting could adversely affect our revenues and impede our growth.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow.

We maintain comprehensive property and casualty insurance policies, including liability, fire, flood, earthquake, wind (as we deem necessary or as required by our lenders), umbrella coverage and rental loss insurance with respect to our stores. Certain types of losses, however, may be either uninsurable, not economically insurable, or coverage may be excluded on certain policies, such as losses due to earthquakes, hurricanes, tornadoes, riots, acts of war, terrorism, or social engineering. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from a store. In addition, if any such loss is insured, we may be required to pay significant amounts on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. As a result, our operating results may be adversely affected.

Legal disputes, settlement and defense costs could have an adverse effect on our operating results.

From time to time we have to make monetary settlements or defend actions or arbitration (including class actions) to resolve tenant, employment-related or other claims and disputes. Settling any such liabilities could negatively impact our operating results and cash available for distribution to stockholders, and could also adversely affect our ability to sell, lease, operate or encumber affected properties.

Our tenant reinsurance business is subject to significant governmental regulation, which may adversely affect our results.

Our tenant reinsurance business is subject to significant governmental regulation. The regulatory authorities generally have broad discretion to grant, renew and revoke licenses and approvals, to promulgate, interpret and implement regulations, and to evaluate compliance with regulations through periodic examinations, audits and investigations of the affairs of insurance providers. As a result of regulatory or private action in any jurisdiction, we may be temporarily or permanently suspended from continuing some or all of our reinsurance activities, or otherwise fined or penalized or suffer an adverse judgment, which could adversely affect our business and results of operations.

Environmental compliance costs and liabilities associated with operating our stores may adversely affect our results of operations.

Under various U.S. federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances, which could be substantial. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous substances. From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions for which we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return.

Costs associated with complying with the Americans with Disabilities Act of 1990 may result in unanticipated expenses.

Under the ADA, places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. A number of additional U.S. federal, state and local laws may also require modifications to our stores, or restrict certain further renovations of the stores, with respect to access thereto by disabled persons. If one or more of our stores is not in compliance with the ADA or other legislation, then we would be required to incur additional costs to bring the facility into compliance.

We face continuing risks and costs in connection with integrating the Life Storage business following our business combination with Life Storage, Inc. ("Life Storage") in July 2023, and we may not be able to successfully realize the synergies and other benefits of the acquisition or do so within the anticipated time frame.

The acquisition of Life Storage involves the combination of two companies that previously operated as independent public companies and their respective operating partnerships. Although we believe the combined company has benefited from the elimination of duplicative costs associated with supporting a public company platform, we have devoted, and will continue to devote, significant management attention and resources to integrating the operations of Extra Space and Life Storage. Although much of Life Storage's business is integrated, we may encounter costs and difficulties in the continuing integration process include the following:

- the inability to fully combine the operations of Life Storage into our business, including the integration of employees, customer records and maintaining cybersecurity protections, in a manner that permits us to achieve the cost savings anticipated to result from the transaction;
- the inability to dispose of former Life Storage assets or operations that we may desire to dispose of;
- the difficulties of operating separate brands and the costs of potentially rebranding Life Storage stores over an extended period of time;
- the complexities associated with managing the combined businesses out of different locations and integrating personnel from the two companies;
- the failure to retain key employees of either of the two companies;
- potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Life Storage business; and
- performance shortfalls as a result of the diversion of management's attention caused by completing the Life Storage transaction and integrating the companies' operations.

For all these reasons, it is possible that the continuing integration process could result in the distraction of our management and ongoing business or inconsistencies in our operations, services, standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the Life Storage transaction, or could otherwise adversely affect our business and financial results.

There is significant competition among self-storage operators and from other storage alternatives.

Competition in the local markets in which many of our stores are located is significant and has affected our occupancy levels, rental rates and operating expenses. Development of self-storage facilities has increased in recent years, which has intensified competition, and we expect it will continue to do so as newly developed facilities are opened. Development of self-storage facilities by other operators could continue to increase in the future. Actions by our competitors may decrease or prevent increases in our occupancy and rental rates, while increasing our operating expenses, which could adversely affect our business and results of operations.

We may not be successful in identifying and consummating suitable acquisitions that meet our criteria, which may impede our growth.

Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable stores or other assets that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms or at all. Failure to identify or consummate acquisitions will slow our growth, which could in turn adversely affect our stock price.

Our ability to acquire stores on favorable terms and successfully integrate and operate them may be constrained by the following significant risks:

- competition from local investors and other real estate investors with significant capital, including other publicly-traded REITs and institutional investment funds;
- competition from other potential acquirers may significantly increase the purchase price which could reduce our profitability;
- the inability to achieve satisfactory completion of due diligence investigations and other customary closing conditions; and
- we may acquire stores subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with the former owners of the stores and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the stores.

We and our vendors rely on information technology, and any material failure, inadequacy, interruption or security incident affecting that technology could harm our business, results of operations and financial condition.

We rely on information technology networks and systems, including the Internet, to process, transmit and store confidential information, and to manage or support a variety of business processes, including financial transactions and records, intellectual property, proprietary business information, and personal information of our employees, contractors and customers, such as tenant and lease data (collectively, "Confidential Information"). We also rely on third-party vendors for information technology and services, including commercially available systems, software, tools and monitoring to provide security for the processing, transmission and storage of Confidential Information. Our information technology systems and those of our third-party service providers, strategic partners and other contractors or consultants are vulnerable to attack and damage or interruption from computer viruses and malware (e.g. ransomware), misconfigurations, bugs or other vulnerabilities, malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human error fraud, denial or degradation of service attacks, and sophisticated nation-state and nation-state-supported actors. Although we have taken steps to protect the security of our information technology systems and Confidential Information, it is possible that our cybersecurity risk management program and processes, including our policies, safety and security measures will not be fully implemented, complied with or able to prevent such systems' improper functioning or damage, or the improper accessing or disclosure of Confidential Information, from such security breaches, disruptions, and shutdowns. The costs associated with the investigation, remediation and potential notification of such breaches to counter-parties and data subjects could be material.

We and certain of our service providers are, from time to time, subject to cyberattacks and security incidents. While to date, we do not believe that we have experienced any significant system failure, accident or security breach, this risk has generally increased as the number, intensity and sophistication of such breaches and attempted breaches from around the world have increased. Furthermore, because the technologies used to obtain unauthorized access to, or to sabotage or disrupt, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. Any failure to maintain the proper functioning, confidentiality, security and availability of our or our third-party service providers' information technology systems or our Confidential Information could interrupt our operations, damage our reputation, divert significant management attention and resources to remedy any damages that result, subject us to liability and claims or regulatory investigations and enforcement actions, which could result in, among other things, fines and penalties, and have a material adverse effect on our business, financial condition and results of operations. Further, our insurance coverage may not be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of our systems.

Actual or perceived failures to comply with laws and regulations relating to data privacy and protection, could adversely affect our business, results of operations, and our financial condition.

In the United States, both federal and various state governments have adopted, or are considering, laws, guidelines or rules for the collection, distribution, use, storage and security of personal information, and we are or may become subject to such obligations with respect to information collected from or about our employees, contractors or customers. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, requires certain businesses that process personal information of California residents to, among other things: provide certain disclosures to California residents regarding the business's collection, use, and disclosure of their personal information; receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt-out of certain disclosures of their personal information; and enter into specific contractual provisions with service providers that process California resident personal information on the business's behalf.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, may conflict with one another or other legal obligations with which we must comply, may require us to incur significant costs, implement new processes, or otherwise affect our ability to use and disclose the information we collect, which could affect our results of operations, business, and financial condition. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business, financial condition and results of operations.

Our property taxes could increase due to reassessment or property tax rate changes.

Real property taxes on our properties may increase as our properties are reassessed by taxing authorities or as property tax rates change. Therefore, the amount of property taxes we are required to pay could increase substantially from the property taxes we currently pay or have paid in the past, including on a retroactive basis. If our property taxes we pay increase, our cash flow would be adversely impacted, and our ability to pay any expected dividends to our stockholders and unitholders could be adversely affected.

Public health emergencies, and measures intended to prevent the spread of a public health emergency, could adversely affect our results of operations.

We face risks related to public health emergencies, such as epidemics and pandemics that could materially and adversely impact our results of operations in the future. The impact of a public health emergency, and measures to prevent the spread of a virus or the underlying causes of a health crisis, could lower demand for storage facilities due to, among other things, stay-at home orders and other restrictions which may lead to lower rental rates, reduced late fee collection and impaired ability to hold auctions resulting in higher accounts receivable and bad debt. In addition, a public health emergency could cause general economic and market disruptions which could impair our ability to expand our business, raise capital and adversely affect the value of our securities. Although the self-storage industry has historically been resilient to ordinary market downturns, the impact of pandemics, epidemics or public health emergencies on the U.S. and world economies generally, and on our future results in particular, could be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted.

Climate change may adversely affect our results of operations.

Climate change may cause extreme weather, changes in precipitation and temperature, increases in wild fire risk and rising sea levels in the areas in which we operate which may cause physical damage to our stores or a decrease in demand for rental space in the areas affected by these conditions. Should the impact of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations may be adversely affected, and may negatively impact the types and pricing of insurance we are able to procure. In addition, changes in federal, state and local legislation and regulation on climate change could result in increased operating costs (for example, increased utility costs) and/or increased capital expenditures to improve the energy efficiency of our existing stores and could also require us to spend more on our new stores without a corresponding increase in revenue. Further, the impact of climate change may increase the cost of, or make unavailable, property insurance or other hazard insurance on terms we find acceptable or necessary to adequately protect our properties.

Risks Related to Our Organization and Structure

Conflicts of interest could arise as a result of our relationship with our Operating Partnership.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, and our Operating Partnership or any partner thereof. Our directors and officers have duties to our Company under applicable Maryland law in connection with their management of our Company. At the same time, we, through our wholly-owned subsidiary, have fiduciary duties, as a general partner, to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. Our duties, through our wholly-owned subsidiary, as a general partner to our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to our Company. The partnership agreement of our Operating Partnership does not require us to resolve such conflicts in favor of either our Company or the limited partners in our Operating Partnership. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness, and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

Additionally, the partnership agreement expressly limits our liability by providing that neither we, our direct wholly-owned Massachusetts business trust subsidiary, as the general partner of the Operating Partnership, nor any of our or their trustees, directors or officers, will be liable or accountable in damages to our Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such trustee, director or officer, acted in good faith. In addition, our Operating Partnership is required to indemnify us, our affiliates and each of our respective trustees, officers, directors, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify for (1) willful misconduct or a knowing violation of the law, (2) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Our joint venture investments could be adversely affected by our lack of sole decision-making authority.

As of December 31, 2023, we held interests in 474 operating stores through joint ventures. Some of these arrangements could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial conditions and disputes between us and our co-venturers. We expect to continue our joint venture strategy by entering into additional joint ventures for the purpose of developing new stores and acquiring existing stores. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. The decision-making authority regarding the stores we currently hold through joint ventures is either vested exclusively with our joint venture partners, is subject to a majority vote of the joint venture partners or is equally shared by us and the joint venture partners. In addition, investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and efforts on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting stores owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers, which could harm our financial condition.

Certain provisions of Maryland law and our organizational documents, including the stock ownership limit imposed by our charter, may inhibit market activity in our stock and could prevent or delay a change in control transaction.

Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and to limit any person to actual or constructive ownership of no more than 7.0% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock or 7.0% (by value or by number of shares, whichever is more restrictive) of our outstanding capital stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose ownership could jeopardize our qualification as a REIT. These restrictions on ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our securities or otherwise be in the best interests of our stockholders. Different ownership limits apply to the family of Kenneth M. Woolley, certain of his affiliates, family members and estates and trusts formed for the benefit of the foregoing; to Spencer F. Kirk, certain of his affiliates, family members and estates and trusts formed for the benefit of the foregoing; and to certain designated investment entities as defined in our charter.

Our board of directors has the power to issue additional shares of our stock in a manner that may not be in the best interest of our stockholders.

Our charter authorizes our board of directors to issue additional authorized but unissued shares of common stock or preferred stock and to increase the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. Our board of directors could issue additional shares of our common stock or establish a series of preferred stock that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our securities or otherwise not be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Risks Related to Our Debt Financings

Disruptions in the financial markets could affect our ability to obtain debt financing on reasonable terms and have other adverse effects on us.

Uncertainty in the credit and financial markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on favorable terms (or at all), which may negatively affect our ability to make acquisitions and fund development projects. Credit and financial markets can be volatile and may be impacted by diminished liquidity and credit availability, rising interest and inflation rates, declines in economic growth and uncertainty about economic stability as well as geopolitical events such as the ongoing conflict between Russia and Ukraine, terrorism, civil unrest and acts of war. A downturn in the credit and financial markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for us to sell stores or may adversely affect the price we receive for stores that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing.

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our stores or to pay the distributions currently contemplated or necessary to maintain our qualification as a REIT and may expose us to the risk of default under our debt obligations.

As of December 31, 2023, we had approximately $11.3 billion of outstanding indebtedness. We may incur additional debt in connection with future acquisitions and development. We may borrow under our Credit Lines or borrow new funds to finance these future stores. Additionally, we do not anticipate that our internally generated cash flow will be adequate to repay our existing indebtedness upon maturity and, therefore, we expect to repay our indebtedness through refinancings and equity and/or debt offerings. Further, we may need to borrow funds in order to make cash distributions to maintain our qualification as a REIT or to make our expected distributions. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined without regard to the dividends paid deduction and excluding net capital gains, and we are subject to U.S. federal corporate income tax to the extent that we distribute less than 100% of our REIT taxable income each year, determined without regard to the deduction for dividends paid and including net capital gains.

If we are required to utilize our Credit Lines for purposes other than acquisition activity, this will reduce the amount available for acquisitions and could slow our growth. Therefore, our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- our cash flow may be insufficient to meet our required principal and interest payments;
- we may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions or to continue to make distributions required to maintain our qualification as a REIT;
- we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;
- because a portion of our debt bears interest at variable rates, an increase in interest rates could materially increase our interest expense;
- we may be forced to dispose of one or more of our stores, possibly on disadvantageous terms;
- after debt service, the amount available for cash distributions to our stockholders is reduced;
- we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;
- we may default on our obligations and the lenders or mortgagees may foreclose on our stores that secure their loans and receive an assignment of rents and leases and/or enforce our guarantees;
- we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and
- our default under any one of our mortgage loans with cross-default or cross-collateralization provisions could result in a default on other indebtedness or result in the foreclosures of other stores.

Increases in interest rates may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make cash distributions to our stockholders.

As of December 31, 2023, we had approximately $11.3 billion of debt outstanding, of which approximately $3.0 billion, or 26.6% was subject to variable interest rates (excluding debt with interest rate swaps). This variable rate debt had a weighted average interest rate of approximately 6.6% per annum. Increases in interest rates on this variable rate debt would increase our interest expense, which could harm our cash flow and our ability to pay cash distributions.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

In certain cases we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements. Hedging involves risks, such as the risk that the counterparty may fail to honor its obligations under an arrangement. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations and ability to make cash distributions to our stockholders.

Our existing indebtedness contains covenants that limit our operating flexibility and failure to comply with all covenants in our debt agreements could materially and adversely affect us.

Our debt agreements, including our credit agreement governing the revolving credit facility and term loans and the indentures governing our public traded notes, contain various financial and other covenants that we and our operating partnership must comply with including total debt to asset ratios, secured debt to total asset ratios, adjusted EBITDA to fixed charged ratios and minimum ratios of unencumbered assets to unsecured debt which we must maintain.

These covenants may limit our operating flexibility and could prevent us from taking advantage of business opportunities as they arise, growing our business or competing effectively. Our ability to meet these covenants may be affected by events beyond our control, and we may be unable to maintain compliance with these covenants. If we fail to meet these requirements, we may be unable to obtain waivers from the lenders or indenture trustee, as applicable, or amend the covenants.

A breach of any of the covenants or other provisions in our debt agreements could result in an event of default, which if not cured or waived, could result in such debt becoming due and payable, either automatically or after an election to accelerate by the required percentage of the holders of the indebtedness or by an agent for the holders of the indebtedness. This, in turn, could cause our other debt, including the notes and our revolving credit facility, to become due and payable as a result of cross-default or cross-acceleration provisions contained in the agreements governing the other debt and permit certain of our lenders to foreclose on our assets, if any, that secure this debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance our debt.

A downgrade in our credit ratings could materially adversely affect our business and financial condition and the market value of our outstanding notes.

The credit ratings assigned to the outstanding publicly-traded notes and other debt securities of the operating partnership could change based upon, among other things, our results of operations and financial condition. These ratings are subject to ongoing evaluation by credit rating agencies, and we cannot assure you that any rating will not be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant. Moreover, these credit ratings are not recommendations to buy, sell or hold the notes or any other securities. If any of the credit rating agencies that have rated the outstanding notes or other debt securities of the operating partnership downgrades or lowers its credit rating, or if any credit rating agency indicates that it has placed any such rating on a so-called "watch list" for a possible downgrading or lowering or otherwise indicates that its outlook for that rating is negative, it could have a material adverse effect on our costs and availability of capital, which could in turn have a material adverse effect on our financial condition, results of operations, cash flows and our ability to satisfy our debt service obligations (including payments on the outstanding notes) and to make dividends and other distributions to our security holders and could also have the material adverse effect on the market value of the outstanding notes.

Risks Related to Qualification and Operation as a REIT

Dividends payable by REITs may be taxed at higher rates.

Dividends payable by REITs may be taxed at higher rates than dividends of non-REIT corporations. The maximum U.S. federal income tax rate for qualified dividends paid by domestic non-REIT corporations to U.S. stockholders that are individuals, trust or estates is generally 20%. Dividends paid by REITs to such stockholders are generally not eligible for that rate, but under current tax law, such stockholders may deduct up to 20% of ordinary dividends (i.e., dividends not designated as capital gain dividends or qualified dividend income) received from a REIT for taxable years beginning before January 1, 2026. Although this deduction reduces the effective tax rate applicable to certain dividends paid by REITs, such tax rate may still be higher than the tax rate applicable to regular corporate qualified dividends. This may cause investors to view REIT investments as less attractive than investments in non-REIT corporations, which in turn may adversely affect the value of stock of REITs, including our stock. In addition, the relative attractiveness of real estate in general may be adversely affected by the favorable tax treatment given to corporate dividends, which could negatively affect the value of our stores.

Possible legislative or other actions affecting REITs could adversely affect our stockholders.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service ("IRS") and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could adversely affect our investors or us in ways we cannot predict. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT, the U.S. federal income tax consequences of such qualification, or the U.S. federal income tax consequences of an investment in us. Also, the law relating to the tax treatment of other entities, or an investment in other entities, could change, making an investment in such other entities more attractive relative to an investment in a REIT.

Our failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

We believe we operate in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes under the Internal Revenue Code. If we fail to qualify as a REIT or lose our qualification as a REIT at any time, we will face serious tax consequences that would substantially reduce the funds available for distribution for each of the years involved because:

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal corporate income tax on our taxable income;
- we also could be subject to a U.S. federal alternative minimum income tax and possibly increased state and local taxes; and
- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following a year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. This means that our U.S. individual stockholders would be taxed on our dividends at capital gains rates, and our U.S. corporate stockholders would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Internal Revenue Code. If we fail to qualify as a REIT for U.S. federal income tax purposes and are able to avail ourselves of one or more of the relief provisions under the Internal Revenue Code in order to maintain our REIT status, we may nevertheless be required to pay penalty taxes of $50,000 or more for each such failure. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could adversely affect the value of our securities.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets, the sources of our gross income and the owners of our stock. Our ability to satisfy the asset tests depends upon our analysis of the fair market value of our assets, some of which are not susceptible to precise determination, and for which we will not obtain independent appraisals. Our ability to satisfy the income tests depends on the sources and amounts of our gross income, which we may not be able to control. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, and we will be subject to U.S. federal corporate income tax to the extent we distribute less than 100% of our REIT taxable income, without regard to the dividends paid deduction and including net capital gains.

We own and may acquire direct or indirect interests in entities that have elected or will elect to be taxed as REITs under the Internal Revenue Code (each, a "Subsidiary REIT"). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to us. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax, (ii) shares in such Subsidiary REIT would cease to be qualifying assets for purposes of the asset tests applicable to REITs, and (iii) it is possible that we would fail certain of the asset tests applicable to REITs, in which event we would fail to qualify as a REIT unless we could avail ourselves of certain relief provisions.

In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors, our ability to qualify as a REIT for U.S. federal income tax purposes or the desirability of an investment in a REIT relative to other investments. Although we believe that we have been organized and have operated in a manner that is intended to allow us to qualify for taxation as a REIT, we can give no assurance that we have qualified or will continue to qualify as a REIT for U.S. federal income tax purposes. We have not requested and do not plan to request a ruling from the IRS regarding our qualification as a REIT.

We will pay some taxes, reducing cash available for stockholders.

Even though we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay some U.S. federal, state and local taxes on our income and property. Extra Space Management, Inc. manages stores for our joint ventures and stores owned by third parties. We, jointly with certain corporate subsidiaries, including Extra Space Management, Inc., elected to treat each such subsidiary as a taxable REIT subsidiary of our Company for U.S. federal income tax purposes. A TRS is subject to U.S. federal corporate income tax, and may also be subject to state and local taxes, on its taxable income. ESM Reinsurance Limited, a wholly-owned subsidiary of Extra Space Management, Inc., generates income from insurance premiums that are subject to U.S. federal income tax and state insurance premiums tax, and pays certain insurance royalties to us. In addition, we will be subject to a 100% penalty tax on certain amounts if the economic arrangements among our tenants, our TRS and us are not comparable to similar arrangements among unrelated parties. Also, if we sell property as a dealer (i.e., to customers in the ordinary course of our trade or business), we will be subject to a 100% penalty tax on any gain arising from such sales. While we do not intend to sell stores as a dealer, the IRS could take a contrary position. To the extent that we are, or any of our TRSs is, required to pay U.S. federal, state or local taxes, we will have less cash available for distribution to stockholders.

Item 1B. Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

The Company has a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information, which includes a cybersecurity Incident Response Plan ("IRP"). Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Cybersecurity Risk Identification and Management

We design and assess our program based on the Center for Internet Security Critical Security Controls Version 8 (CIS V8). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the CIS V8 controls as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program includes:

- third party risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
- end-user testing to assess the effectiveness of our security measures;
- cybersecurity awareness training of our employees, incident response personnel, and senior management, including mandatory computer-based training, phishing awareness campaigns, and internal communications;
- a cybersecurity IRP that includes procedures designed for identifying, analyzing, containing, remedying and otherwise responding to cybersecurity incidents;
- testing of our incident response readiness through Disaster Recovery and Business Continuity Plan exercises; and
- a third-party risk management process for service providers, suppliers, and vendors who have access to our critical systems and information.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For more information, see the section titled "Risk Factor-Risks Related to Our Stores and Operations-We and our vendors rely on information technology, and any material failure, inadequacy, interruption or security incident affecting that technology could harm our business, results of operations and financial condition."

Our management team, including our Senior Vice President of Information Systems and Vice President of Information Security and Compliance, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team overseeing cybersecurity has over 25+ years of technology and cybersecurity experience and certain of our team hold various cybersecurity certifications, including the Certified Information Systems Security Professional (CISSP) certification.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

The Company is able to identify cybersecurity breaches through various channels, including but not limited to automated event detection alerts, reports from employees, notifications from external entities such as third-party IT service providers, and proactive threat investigations in collaboration with our external partners. Upon spotting a potential cybersecurity breach, including those involving third-party cyber events, the Company's designated incident response team outlined in the IRP adheres to the policy's protocols to investigate the suspected incident. This investigation entails determining the nature of the event (e.g., ransomware attack or breach of personal data), evaluating the severity of the incident, and gauging the sensitivity of any compromised data.

In the event of a cybersecurity breach, our primary objective is to swiftly contain it by the procedures detailed in our IRP. Once containment is achieved, our focus shifts to remediation and recovery efforts. These actions are tailored to the specifics of the breach and may involve tasks such as rebuilding systems or hosts, replacing compromised files with clean versions, verifying the integrity of affected files or data, enhancing network surveillance or logging to detect future attacks, adjusting administrative account privileges, fortifying network security like firewall configurations, and providing additional training to employees. Additionally, we carry cybersecurity insurance to cover certain expenses associated with security lapses and specified cyber incidents that disrupt our network or those of our vendors, subject to predefined limits and exclusions.

Our IRP includes clear communication guidelines, outlining procedures for engaging executive management, internal and external legal counsel, the Audit Committee, and the Board. These protocols also encompass a framework for evaluating our regulatory reporting obligations to entities such as the SEC in the aftermath of a cybersecurity incident.

Board Oversight of Cybersecurity

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management's implementation of our cybersecurity risk management program. In addition, management updates the Audit Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program on a quarterly basis. Board members receive presentations on cybersecurity topics from our Senior Vice President of Information Systems as well as our Vice President of Information Security and Compliance, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

As part of our board refreshment efforts in recent years, we have added directors with information technology governance skills. Currently, five members of our board, including all four members of our Audit Committee, have cybersecurity experience from their principal occupation, other professional experience or third-party director education courses on cybersecurity, including cyber risk governance, and data privacy and security issues and trends.

Item 2.   Properties

As of December 31, 2023, we owned or had ownership interests in 2,377 operating stores. Of these stores, 1,903 are wholly-owned, two are in consolidated joint ventures, and 472 are in unconsolidated joint ventures. In addition, we managed 1,337 stores for third parties bringing the total number of stores which we own and/or manage to 3,714. These stores are located in 42 states, and Washington, D.C. The majority of our stores are clustered around large population centers. The clustering of assets around these population centers enables us to reduce our operating costs through economies of scale. Our acquisitions have given us an increased scale in many core markets as well as a foothold in many markets where we had no previous presence.



DIVERSIFIED PORTFOLIO

*Weighted by portfolio square footage as of December 31, 2023

As of December 31, 2023, approximately 2,100,000 tenants were leasing storage units at the operating stores that we own and/or manage, primarily on a month-to-month basis, providing the flexibility to increase rental rates over time as market conditions permit. Existing tenants generally receive rate increases at least annually, for which no direct correlation has been drawn to our vacancy trends. Although leases are short-term in duration, the typical tenant tends to remain at our stores for an extended period of time. For stores that were stabilized as of December 31, 2023, the average length of stay was approximately 17.4 months.

The average annual rent per square foot for our existing customers at stabilized stores, net of discounts and bad debt, was $21.25 for the year ended December 31, 2023, compared to $20.50 for the year ended December 31, 2022. Average annual rent per square foot for new leases was $16.19 for the year ended December 31, 2023, compared to $18.32 for the year ended December 31, 2022. The average discounts, as a percentage of rental revenues, during these periods were 2.5% and 3.0%, respectively.

Our store portfolio is made up of different types of construction and building configurations. Most often sites are what we consider "hybrid" facilities, a mix of both drive-up buildings and multi-floor buildings. We have a number of multi-floor buildings with elevator access only, and a number of facilities featuring ground-floor access only.

The following table presents additional information regarding net rentable square feet and the number of stores by state:

| | As of December 31, 2023 | | | | | | | |
| | REIT Owned | | JV Owned | | Managed | | Total | |
Location	Property Count [1]	Net Rentable Square Feet	Property Count	Net Rentable Square Feet	Property Count	Net Rentable Square Feet	Property Count	Net Rentable Square Feet
Alabama	37	2,913,201	2	150,859	12	757,497	51	3,821,557
Arizona	46	3,431,613	26	2,091,172	43	3,513,713	115	9,036,498
California	218	17,876,246	50	3,715,231	126	11,806,094	394	33,397,571
Colorado	27	1,890,949	13	937,765	32	2,338,587	72	5,167,301
Connecticut	23	1,754,071	8	714,457	14	948,070	45	3,416,598
Delaware	—	—	2	143,640	3	228,651	5	372,291
Florida	245	18,448,238	56	4,653,439	164	12,618,124	465	35,719,801
Georgia	119	9,050,883	23	1,892,103	49	3,686,856	191	14,629,842
Hawaii	14	942,069	—	—	3	159,569	17	1,101,638
Idaho	2	131,569	—	—	2	201,847	4	333,416
Illinois	105	7,534,278	12	940,032	44	3,311,178	161	11,785,488
Indiana	91	3,935,511	1	57,777	25	1,790,294	117	5,783,582
Iowa	—	—	—	—	2	175,614	2	175,614
Kansas	1	50,219	2	108,921	5	416,764	8	575,904
Kentucky	15	1,065,563	1	51,800	15	1,179,886	31	2,297,249
Louisiana	10	771,538	—	—	25	1,777,779	35	2,549,317
Maine	5	353,767	—	—	12	750,918	17	1,104,685
Maryland	44	3,473,618	11	899,878	47	3,381,481	102	7,754,977
Massachusetts	64	4,059,829	16	984,594	36	2,388,706	116	7,433,129
Michigan	8	673,399	4	309,052	15	1,186,708	27	2,169,159
Minnesota	8	709,829	8	646,659	14	1,009,746	30	2,366,234
Mississippi	7	560,879	—	—	10	736,463	17	1,297,342
Missouri	28	2,240,243	7	509,322	20	1,583,234	55	4,332,799
Nebraska	—	—	—	—	4	371,900	4	371,900
Nevada	33	2,907,229	9	840,819	11	1,059,569	53	4,807,617
New Hampshire	17	1,274,725	2	84,165	20	871,125	39	2,230,015
New Jersey	88	7,033,287	33	2,610,319	55	4,290,839	176	13,934,445
New Mexico	11	714,415	10	681,770	15	1,084,218	36	2,480,403
New York	79	5,693,262	28	2,316,671	84	5,883,153	191	13,893,086
North Carolina	52	3,732,706	8	620,612	37	2,666,196	97	7,019,514
Ohio	50	3,357,288	5	325,617	22	1,661,267	77	5,344,172
Oklahoma	4	268,833	—	—	20	1,493,518	24	1,762,351
Oregon	8	550,155	2	166,638	7	467,124	17	1,183,917
Pennsylvania	31	2,359,752	12	966,346	51	3,741,143	94	7,067,241
Rhode Island	6	351,451	1	95,844	6	473,601	13	920,896
South Carolina	40	2,977,927	11	708,382	39	3,198,894	90	6,885,203
Tennessee	29	2,410,329	16	1,091,936	24	1,719,250	69	5,221,515
Texas	241	19,927,466	71	5,456,117	122	10,409,683	434	35,793,266
Utah	10	733,895	—	—	31	2,512,983	41	3,246,878
Virginia	73	5,956,916	10	759,116	34	2,367,593	117	9,083,625
Washington	14	1,090,894	2	199,770	16	1,262,293	32	2,552,957
Washington, DC	1	100,203	1	104,189	6	538,309	8	742,701
Wisconsin	1	97,938	9	883,232	15	1,245,006	25	2,226,176
Totals	1,905	143,406,183	472	36,718,244	1,337	103,265,443	3,714	283,389,870

(1) Includes two consolidated joint ventures and excludes approximately 17,900 units related to Bargold Storage Systems, LLC ("Bargold"). See Note 5 in the Notes to the Condensed Consolidated Financial Statements.

Item 3.   **Legal Proceedings**

We are involved in various legal proceedings and are subject to various claims and complaints arising in the ordinary course of business. Because litigation is inherently unpredictable, the outcome of these matters cannot presently be determined with any degree of certainty. In accordance with applicable accounting guidance, management establishes an accrued liability for litigation when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. The estimated loss, if any, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and known and unknown uncertainties. We could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period, notwithstanding the fact that we are currently vigorously defending any legal proceedings against us. For more information on our legal accruals, refer to the Commitments and Contingencies footnote in the notes to the consolidated financial statements in Item 8 of this Form 10-K.

Item 4.   **Mine Safety Disclosures**

Not applicable.

PART II

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

Our common stock is traded under the symbol "EXR" on the New York Stock Exchange ("NYSE") since our IPO on August 17, 2004. On February 22, 2024, the closing price of our common stock as reported by the NYSE was $141.39. At February 22, 2024, we had 833 holders of record of our common stock. Certain shares of the Company are held in "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Holders of shares of common stock are entitled to receive distributions when declared by our board of directors out of any assets legally available for that purpose. As a REIT, we are required to distribute at least 90% of our "REIT taxable income," which is generally equivalent to our net taxable ordinary income, determined without regard to the deduction for dividends paid to our stockholders, annually in order to maintain our REIT qualification for U.S. federal income tax purposes. We have historically made regular quarterly distributions to our stockholders.

Information about our equity compensation plans is incorporated by reference in Item 12 of Part III of this Annual Report on Form 10-K.

Issuer Purchases of Equity Securities

In November 2023, our board of directors authorized a three-year share repurchase program allowing the repurchase of shares with an aggregate value up to $500.0 million. During the year ended December 31, 2023, no shares were repurchased. As of December 31, 2023, we had remaining authorization to repurchase shares with an aggregate value up to $500.0 million.

Unregistered Sales of Equity Securities

All unregistered sales of equity securities during the year ended December 31, 2023 have previously been disclosed in filings with the SEC.

Item 6.   **Selected Financial Data**

Not required.

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this Form 10-K entitled "Statements Regarding Forward-Looking Information." Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this Form 10-K entitled "Risk Factors." Dollar amounts in thousands, except share and per share data, unless otherwise stated.

OVERVIEW

We are a fully integrated, self-administered and self-managed REIT, formed to own, operate, manage, acquire, develop and redevelop self-storage properties ("stores"). We derive substantially all of our revenues from our two segments: storage operations and tenant reinsurance. Primary sources of revenue for our storage operations segment include rents received from tenants under leases at each of our wholly-owned stores. Our operating results depend materially on our ability to lease available self-storage units, to actively manage unit rental rates, and on the ability of our tenants to make required rental payments. Consequently, management spends a significant portion of their time maximizing cash flows from our diverse portfolio of stores. Revenue from our tenant reinsurance segment consists of insurance revenues from the reinsurance of risks relating to the loss of goods stored by tenants in our stores.

Our stores are generally situated in highly visible locations clustered around large population centers. The clustering of our assets around these population centers enables us to reduce our operating costs through economies of scale. To maximize the performance of our stores, we employ industry-leading revenue management systems. Developed by our management team, these systems enable us to analyze, set and adjust rental rates in real time across our portfolio in order to respond to changing market conditions. We believe our systems and processes allow us to more pro-actively manage revenues.

We operate in competitive markets, often where consumers have multiple stores from which to choose. Competition has impacted, and will continue to impact, our store results. We experience seasonal fluctuations in occupancy levels, with occupancy levels generally higher in the summer months due to increased moving activity. We believe that we are able to respond quickly and effectively to changes in local, regional and national economic conditions by adjusting rental rates through the combination of our revenue management team and our industry-leading technology systems. We consider a store to be in the lease-up stage after it has been issued a certificate of occupancy, but before it has achieved stabilization. We consider a store to be stabilized once it has achieved either an 80% occupancy rate for a full year measured as of January 1 of the current year, or has been open for three years prior to January 1 of the current year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those that impact our most critical accounting policies. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. A summary of significant accounting policies is also provided in the notes to our consolidated financial statements (see Note 2 to our consolidated financial statements). Actual results may differ from these estimates. We believe the following are our most critical accounting policies and estimates:

CONSOLIDATION: Arrangements that are not controlled through voting or similar rights are accounted for as variable interest entities ("VIEs"). An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE.

Under certain circumstances when we enter into arrangements for the formation of joint ventures, a VIE may be created. The primary factors that require the most judgment in determining whether the joint venture is a VIE are whether the decisions that most significantly impact the entity's economic performance were controlled by the equity holders as a group, and whether the joint venture has sufficient equity to finance its activities without additional subordinated support.

If the joint venture is determined to be a VIE, we perform a qualitative analysis, including considering which party, if any, has the power to direct the activities most significant to the economic performance of each VIE and whether that party has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. If we are determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated within our financial statements. Otherwise, our investment is generally accounted for under the equity method. Our ability to correctly assess the influence or control over an entity affects the presentation of the investment in our consolidated financial statements.

REAL ESTATE ASSETS: We account for the acquisition of stores, including by merger and other acquisitions of real estate, in accordance with ASC 805-10, "*Business Combinations."* We use our judgment to determine if assets acquired meet the definition of a business or if the acquisition should be considered an asset acquisition. We must make significant assumptions and estimates in determining the fair value of the tangible and intangible assets and liabilities acquired and consideration transferred. These fair value estimates are sensitive to: price of land per square foot and current replacement cost estimates, including adjustments for the age, class, height, square footage, condition, location, and turnkey factor. These assumptions and estimates require judgment, and therefore others could come to materially different conclusions as to the estimated fair values, which could result in differences in depreciation and amortization expense, gains and losses on the sale of real estate assets, and real estate and intangible asset values.

EVALUATION OF ASSET IMPAIRMENT: Long lived assets held for use are evaluated for impairment when events or circumstances indicate that there may be impairment. We review each store at least annually to determine if any such events or circumstances have occurred or exist. We focus on stores where occupancy and/or rental income have decreased by a significant amount. For these stores, we determine whether the decrease is temporary or permanent and whether the store will likely recover the lost occupancy and/or revenue in the short term. In addition, we review stores in the lease-up stage and compare actual operating results to original projections. We may not have identified all material facts and circumstances that affect impairment of our stores. No material impairments were recorded in the year ended December 31, 2023.

We evaluate goodwill for impairment at least annually and whenever events, circumstances, and other related factors indicate that fair value of the related reporting unit may be less than the carrying value. If the fair value of the reporting unit is determined to exceed the aggregate carrying amount, no impairment charge is recorded. Otherwise, an impairment charge is recorded to the extent the carrying amount of the goodwill exceeds the amount that would be allocated to goodwill if the reporting unit were acquired for estimated fair value. No impairments were recorded in our evaluations for any period presented herein.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: We hold a number of derivative instruments which we use to hedge our exposure to variability in expected future cash flows, mainly related to our interest rates on variable interest debt. We do not use derivatives for trading or speculative purposes. We assess our derivatives both at inception, and on an ongoing quarterly basis, for whether the derivatives used in hedging transactions are effective. The rules and interpretations relating to the accounting for derivatives are complex. Failure to apply this guidance correctly may require us to recognize all changes in fair value of the hedged derivative in earnings, which may materially impact our results.

INCOME TAXES: We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, among other requirements, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to U.S. federal income tax with respect to that portion of our income which meets certain criteria and is distributed annually to our stockholders. We plan to continue to operate so that we meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. For any taxable year that we fail to qualify as a REIT and for which applicable statutory relief provisions did not apply, we would be subject to U.S. federal corporate income tax on all of our taxable income for at least that year and the ensuing four years. We could also be subject to penalties and interest, and our net income may be materially different from the amounts reported in our financial statements.

We have elected to treat certain corporate subsidiaries, including Extra Space Management, Inc., as a TRS. In general, a TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate related business. A TRS is subject to U.S. federal corporate income tax and may also be subject to state and local income taxes. Interest and penalties relating to uncertain tax positions will be recognized in income tax expense when incurred. If tax authorities determine that amounts paid by any of our TRSs to us are not reasonable compared to similar arrangements among unrelated parties, we could be subject to a penalty tax on the excess payments.

RECENT ACCOUNTING PRONOUNCEMENTS

For a discussion of recent accounting pronouncements affecting our business, see Item 8, "Financial Statements and Supplementary Data–Recently Issued Accounting Standards."

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Overview

Results for the year ended December 31, 2023 included the operations of 2,377 stores (1,903 wholly-owned, two in a consolidated joint venture, and 472 in joint ventures accounted for using the equity method) compared to the results for the year ended December 31, 2022, which included the operations of 1,451 stores (1,132 wholly-owned, one in a consolidated joint venture, and 318 in joint ventures accounted for using the equity method). Material or unusual changes in the results of our operations are discussed below.



Revenues

The following table presents information on revenues earned for the years indicated:

	For the Year Ended December 31,			
	2023	**2022**	**$ Change**	**% Change**
Property rental	$ 2,222,578	$ 1,654,735	$ 567,843	34.3 %
Tenant reinsurance	235,680	185,531	50,149	27.0 %
Management fees and other income	101,986	83,904	18,082	21.6 %
Total revenues	$ 2,560,244	$ 1,924,170	$ 636,074	33.1 %

Property Rental—The increase in property rental revenues for the year ended December 31, 2023 was primarily the result of an increase of $507,054 associated with our merger with Life Storage on July 20, 2023, (the "Life Storage Merger" or "Merger") and other acquisitions completed in 2023. We acquired 757 wholly-owned stores in the Merger and an additional 14 stores during the year ended December 31, 2023. We acquired 153 stores during the year ended December 31, 2022. In addition to the increase attributable to the Merger, property rental revenues increased by $46,712 due to operating results at our stabilized stores and increased by $7,523 as a result of increases in occupancy at our lease-up stores.

Tenant Reinsurance—The increase in tenant reinsurance revenues was due primarily to an increase in the number of stores operated. We operated 3,714 stores at December 31, 2023, compared to 2,338 stores at December 31, 2022.

Management Fees and Other Income—Management fees and other income represent the fees collected for our management of stores owned by third parties and unconsolidated joint ventures and other transaction fee income. The increase for the year ended December 31, 2023 was primarily due to an increase in the number of stores managed. As of December 31, 2023, we managed 1,811 stores for third parties and joint ventures compared to 1,206 stores as of December 31, 2022.

Expenses

The following table presents information on expenses for the years indicated:

	For the Year Ended December 31,			
	2023	2022	$ Change	% Change
Property operations	$ 612,036	$ 435,342	$ 176,694	40.6 %
Tenant reinsurance	58,874	33,560	25,314	75.4 %
Transaction costs	—	1,548	(1,548)	(100.0)
Life Storage Merger transition costs	66,732	—	66,732	— %
General and administrative	146,408	129,251	17,157	13.3 %
Depreciation and amortization	506,053	288,316	217,737	75.5 %
Total expenses	$ 1,390,103	$ 888,017	$ 502,086	56.5 %

Property Operations—The increase in property operations expense consists primarily of an increase of $153,712 associated with the Life Storage Merger and other acquisitions completed in 2023. We acquired 757 wholly-owned stores in the merger and an additional 14 stores during the year ended December 31, 2023. We acquired 153 stores during the year ended December 31, 2022. Additionally, property operations expense increased $22,097 at stabilized stores due to increased marketing expense, credit card processing fees and insurance.

Tenant Reinsurance—Tenant reinsurance expense represents the costs that are incurred to provide tenant reinsurance. The increase in tenant reinsurance expense for the year ended December 31, 2023 was due primarily to the increase in total number of stores operated compared to the prior year. We operated 3,714 stores at December 31, 2023, compared to 2,338 stores at December 31, 2022.

Transaction Costs—This represents the costs that were incurred as part of the acquisition of Bargold.

Life Storage Merger Transition Costs— Represents the costs that were incurred as part of the Life Storage Merger primarily consisting of severance paid as part of employment agreements with certain employees and officers of Life Storage.

General and Administrative—General and administrative expenses primarily include all expenses not directly related to our stores, including corporate payroll, travel and professional fees. These expenses are recognized as incurred. Our overall expense has increased primarily as a result of our increased size through acquisitions, business combinations and growth through our joint venture partners and managed portfolio. No other material trends in specific travel or other expenses were observed.

Depreciation and Amortization—Depreciation and amortization expense increased primarily as a result of the acquisition of new stores. We acquired 757 wholly-owned stores in the Life Storage Merger and an additional 14 wholly-owned stores during the year ended December 31, 2023. We acquired 153 stores during the year ended December 31, 2022.

Other Income and Expenses

The following table presents information on other revenues and expenses for the years indicated:

	For the Year Ended December 31,			
	2023	2022	$ Change	% Change
Gain on real estate transactions	$ —	$ 14,249	$ (14,249)	(100.0)%
Interest expense	(419,035)	(219,171)	(199,864)	91.2 %
Non-cash interest expense related to amortization of discount on Life Storage unsecured senior notes	(18,786)	—	(18,786)	100.0 %
Interest income	84,857	69,422	15,435	22.2 %
Equity in earnings and dividend income from unconsolidated real estate entities	54,835	41,428	13,407	32.4 %
Income tax expense	(21,559)	(20,925)	(634)	3.0 %
Total other expense, net	$ (319,688)	$ (114,997)	$ (204,691)	178.0 %

Gain on Real Estate Transactions — During the year ended, December 31, 2022, we sold two stores. We recognized a total gain of $14,249 related to the sale of these assets.

Interest Expense—The increase in interest expense during the year ended December 31, 2023 was the result of higher overall debt and a higher average interest rate when compared to the same period in the prior year. Information on the total face value of debt and the average interest rate for the years ended December 31, 2023 and December 31, 2022 is set forth in the following table:

	For the Year Ended December 31,	
	2023	2022
Total face value of debt	$ 11,346,105	$ 7,364,424
Average interest rate	4.6 %	4.1 %

Non-cash Interest Expense Related to Amortization of Discount on Life Storage Unsecured Senior Notes— Represents the amortization of the discount recorded to present the fair value of the Life Storage unsecured senior notes assumed as part of the Life Storage Merger.

Interest Income—Interest income represents interest earned on bridge loans and debt securities, income earned on notes receivable from common and preferred Operating Partnership unit holders and amounts earned on cash and cash equivalents deposited with financial institutions. The total principal balance of bridge loans receivable as of December 31, 2023 was $594,727, compared to $491,879 as of December 31, 2022. The increase in interest income during the year ended December 31, 2023 was primarily the result of the higher bridge loan balances along with higher interest rates.

Equity in Earnings and Dividend Income from Unconsolidated Real Estate Entities—Equity in earnings of unconsolidated real estate ventures represents the income earned through our ownership interests in unconsolidated real estate ventures. In joint ventures, we and our joint venture partners generally receive a preferred return on our invested capital. To the extent that cash or profits in excess of these preferred returns are generated, we receive a higher percentage of the excess cash or profits, as applicable. We added a total of 154 stores to new and existing joint ventures (145 stores from the Life Storage Merger) during the year ended December 31, 2023 resulting in higher earnings when compared to the prior year. Dividend income represents dividends from our investment in preferred stock of SmartStop Self Storage REIT, Inc. and Strategic Storage Trust VI, Inc.

Income Tax Expense—For the year ended December 31, 2023, the increase in income tax expense was the result of an increase in income earned by our TRS when compared to the same period in the prior year.

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

The results of operations for the years ended December 31, 2022 compared to December 31, 2021 was included in our Annual Report on Form 10-K for the year ended December 31, 2022 on page 21, under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which was filed with the SEC on February 28, 2022.

FUNDS FROM OPERATIONS

Funds from operations ("FFO") provides relevant and meaningful information about our operating performance that is necessary, along with net income and cash flows, for an understanding of our operating results. We believe FFO is a meaningful disclosure as a supplement to net earnings. Net earnings assume that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. The values of real estate assets fluctuate due to market conditions and we believe FFO more accurately reflects the value of our real estate assets. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as net income computed in accordance with U.S. generally accepted accounting principles ("GAAP"), excluding gains or losses on sales of operating stores and impairment write-downs of depreciable real estate assets, plus real estate related depreciation and amortization and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. We believe that to further understand our performance, FFO should be considered along with the reported net income and cash flows in accordance with GAAP, as presented in the consolidated financial statements. FFO should not be considered a replacement of net income computed in accordance with GAAP.

The computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently. FFO does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to net income as an indication of our performance, as an alternative to net cash flow from operating activities as a measure of our liquidity, or as an indicator of our ability to make cash distributions.

The following table presents the calculation of FFO for the periods indicated:

	For the Year Ended December 31,		
	2023	2022	2021
Net income attributable to common stockholders	$ 803,198	$ 860,688	$ 827,649
Adjustments:			
Real estate depreciation	418,149	263,923	229,133
Amortization of intangibles	59,295	13,623	4,420
Gain on real estate transactions	—	(14,249)	(140,760)
Unconsolidated joint venture real estate depreciation and amortization	24,400	16,644	11,954
Unconsolidated joint venture gain on sale of real estate assets and purchase of partner's interest	—	—	(6,251)
Distributions paid on Series A Preferred Operating Partnership units	(159)	(2,288)	(2,288)
Income allocated to Operating Partnership noncontrolling interests	47,255	60,468	50,109
Funds from operations attributable to common stockholders and unit holders	$ 1,352,138	$ 1,198,809	$ 973,966

SAME-STORE RESULTS

Comparison of the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Our same-store pool for the periods presented consists of 913 stores that are wholly-owned and operated and that were stabilized by the first day of the earliest calendar year presented. We consider a store to be stabilized once it has been open for three years or has sustained average square foot occupancy of 80% or more for one calendar year. We believe that by providing same-store results from a stabilized pool of stores, with accompanying operating metrics including, but not limited to: occupancy, rental revenue growth, operating expense growth, net operating income growth, etc., stockholders and potential investors are able to evaluate operating performance without the effects of non-stabilized occupancy levels, rent levels, expense levels, acquisitions or completed developments. Same-store results should not be used as a basis for future same-store performance or for the performance of our stores as a whole. The following table presents operating data for our same-store portfolio:

	For the Year Ended December 31,		Percent
	2023	**2022**	**Change**
Same-store rental revenues	$ 1,562,286	$ 1,515,365	3.1%
Same-store operating expenses	$ 376,166	$ 361,570	4.0%
Same-store net operating income	$ 1,186,120	$ 1,153,795	2.8%
Same-store square foot occupancy as of year end	93.0 %	94.1 %	
Properties included in same-store	913	913	

Same-store revenues for the year ended December 31, 2023 increased compared to the same periods in 2022 due to higher average rates to existing customers and higher other operating income partially offset by lower occupancy.

Same-store expenses increased for the year ended December 31, 2023 compared to the year ended 2022 due to increases in payroll, credit card processing fees, utilities, property taxes and insurance. The same-store expense growth rate for the year ended December 31, 2023 is amplified by negative expense growth in the 2022 comparable period.

The following table presents a reconciliation of same-store net operating income to net income as presented on our condensed consolidated statements of operations for the periods indicated:

	For the Year Ended December 31,	
	2023	2022
Net Income	$ 850,453	$ 921,156
Adjusted to exclude:		
Gain on real estate transactions	—	(14,249)
Equity in earnings and dividend income from unconsolidated real estate entities	(54,835)	(41,428)
Interest expense	419,035	219,171
Non-cash interest expense related to amortization of discount on Life Storage unsecured senior notes	18,786	—
Depreciation and amortization	506,053	288,316
Income tax expense	21,559	20,925
Transaction costs	—	1,548
Life Storage Merger transition costs	66,732	—
General and administrative	146,408	129,251
Management fees, other income and interest income	(186,843)	(153,326)
Net tenant insurance	(176,806)	(151,971)
Non same-store rental revenue	(660,292)	(139,370)
Non same-store operating expense	235,870	73,772
Total same-store net operating income	$1,186,120	$1,153,795

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

The same-store results for the years ended December 31, 2022 compared to December 31, 2021 was included in our Annual Report on Form 10-K for the year ended December 31, 2022 on page 20, under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which was filed with the SEC on February 28, 2023.

CASH FLOWS

Cash flows from operating activities increased as expected due to our continued growth in revenues and through the increase in the number of properties we own and operate. Cash flows used in investing activities relate primarily to our acquisitions and development of new stores, sales of stores, investments in unconsolidated real estate entities and notes receivable from bridge loans, and fluctuate depending on our actions in those areas. Cash flows from financing activities depend primarily on our debt and equity financing activities. A summary of cash flows along with significant components are as follows:

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Net cash provided by operating activities	$ 1,402,474	$ 1,238,139	$ 952,436
Net cash used in investing activities	(1,818,256)	(1,648,459)	(837,540)
Net cash provided by (used in) financing activities	423,130	431,861	(166,711)
Significant components of net cash flow included:			
Net income	$ 850,453	$ 921,156	$ 877,758
Depreciation and amortization	506,053	288,316	241,879
Acquisition, development and redevelopment of stores	(420,892)	(1,353,510)	(1,289,524)
Life Storage Merger, net of cash acquired	(1,182,411)	—	—
Cash paid for business combination	—	(157,302)	—
Gain on real estate transactions	—	(14,249)	(140,760)
Investment in unconsolidated real estate entities	(180,279)	(118,963)	(54,602)
Issuance and purchase of notes receivable	(330,499)	(529,245)	(317,482)
Proceeds from sale of notes receivable	167,495	210,048	172,002
Principal payments received from notes receivable	142,192	283,636	51,463
Proceeds from the sale of common stock, net of offering costs	—	—	273,189
Proceeds from sale of real estate assets and investments in real estate ventures	2,132	39,367	572,728
Net proceeds from our debt financing and repayment activities	1,574,019	1,376,411	206,691
Repurchase of common stock	—	(63,008)	—
Proceeds from issuance of public bonds, net	—	—	—
Dividends paid on common stock	(1,046,341)	(805,311)	(600,994)

We believe that cash flows generated by operations, along with our existing cash and cash equivalents, the availability of funds under our existing lines of credit, and our access to capital markets will be sufficient to meet all of our reasonably anticipated cash needs during the next twelve months. These cash needs include operating expenses, monthly debt service payments, recurring capital expenditures, acquisitions, funding for the bridge loan program, building redevelopments and expansions, distributions to unit holders and dividends to stockholders necessary to maintain our REIT qualification.

We expect to generate positive cash flow from operations and we consider projected cash flows in our sources and uses of cash. These cash flows are principally derived from rents paid by our tenants. A significant deterioration in projected cash flows from operations could cause us to increase our reliance on available funds under our existing lines of credit, curtail planned capital expenditures, or seek other additional sources of financing.

LIQUIDITY AND CAPITAL RESOURCES

Financing Strategy

We will continue to employ leverage in our capital structure in amounts reviewed from time to time by our board of directors. Although our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, we will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. In making financing decisions, we will consider factors including but not limited to:

- the interest rate of the proposed financing;
- the extent to which the financing impacts flexibility in managing our stores;
- prepayment penalties and restrictions on refinancing;
- the purchase price of stores acquired with debt financing;
- long-term objectives with respect to the financing;
- target investment returns;
- the ability of particular stores, and our company as a whole, to generate cash flow sufficient to cover expected debt service payments;
- overall level of consolidated indebtedness;
- timing of debt maturities;
- provisions that require recourse and cross-collateralization; and
- corporate credit ratios including fixed charge coverage ratio and max secured/unsecured indebtedness.

Our indebtedness may be recourse, non-recourse, cross-collateralized, cross-defaulted, secured or unsecured. In addition, we may invest in stores subject to existing loans collateralized by mortgages or similar liens, or may refinance stores acquired on a leveraged basis. We may use the proceeds from any borrowings to refinance existing indebtedness, to refinance investments, including the redevelopment of existing stores, for general working capital or to purchase additional interests in partnerships or joint ventures or for other purposes when we believe it is advisable.

As of December 31, 2023, we had $99,062 available in cash and cash equivalents. Our cash and cash equivalents are held in accounts managed by third party financial institutions and consist of invested cash and cash in our operating accounts. During 2023 and 2022, we experienced no loss or lack of access to our cash or cash equivalents; however, there can be no assurance that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

As of December 31, 2023, we had $11,346,105 face value of debt, resulting in a debt to total enterprise value ratio of 24.2%. As of December 31, 2022, we had $7,364,424 face value of debt, resulting in a debt to total enterprise value ratio of 25.8%. As of December 31, 2023, the ratio of total fixed-rate debt and other instruments to total debt was 73.4% (including $1,448,566 on which we have interest rate swaps that have been included as fixed-rate debt). As of December 31, 2022, the ratio of total fixed-rate debt and other instruments to total debt was 64.7% (including $1,837,714 on which we have interest rate swaps that have been included as fixed-rate debt). The weighted average interest rate of total debt at December 31, 2023 and 2022 was 4.6% and 4.1%, respectively. As of December 31, 2023, the weighted average interest rate for all fixed rate debt was 3.9%, and the weighted average interest rate on all variable rate debt was 6.6%. As of December 31, 2022, the weighted average interest rate for all fixed rate debt was 3.4%, and the weighted average interest rate on all variable rate debt was 5.5%.

In January 2021, we received a Baa2 rating from Moody's Investors Service and in July 2019, we obtained a BBB/Stable rating from S&P which was upgraded to BBB+/Stable in July 2023 in connection with the Life Storage Merger. We intend to manage our balance sheet to preserve such ratings. Certain of our real estate assets are pledged as collateral for our debt. We have a total of 1671 unencumbered stores as defined by our public bonds. Our unencumbered asset value is calculated as $31,869,102 and our total asset value is calculated as $37,529,884 according to the calculations as defined by our public bonds. We are subject to certain restrictive covenants relating to our outstanding debt. We were in compliance with all financial covenants at December 31, 2023.

We expect to fund our short-term and long-term liquidity requirements, including operating expenses, recurring capital expenditures, dividends to stockholders, distributions to holders of Operating Partnership units and interest on our outstanding indebtedness, out of our operating cash flow, cash on hand and borrowings under our revolving lines of credit. In addition, we are pursuing additional sources of financing based on anticipated funding needs.

Our liquidity needs consist primarily of operating expenses, monthly debt service payments, recurring capital expenditures, distributions to unit holders and dividends to stockholders necessary to maintain our REIT qualification. We may from time to time seek to repurchase our outstanding debt, shares of common stock or other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. In addition, we evaluate, on an ongoing basis, the merits of strategic acquisitions and other relationships, which may require us to raise additional funds. We may also use Operating Partnership units as currency to fund acquisitions from self-storage owners who desire tax-deferral in their exiting transactions.

CONTRACTUAL OBLIGATIONS

For more information on our contractual obligations related to real estate acquisitions, refer to our commitments and contingencies footnote in the notes to the consolidated financial statements in Item 8 of this Form 10-K.

SEASONALITY

The self-storage business has been subject to seasonal fluctuations. A greater portion of revenues and profits is typically realized from May through September. Historically, our highest level of occupancy has been at the end of July, while our lowest level of occupancy has been in late February and early March. Results for any quarter may not be indicative of the results that may be achieved for the full fiscal year.

Item 7A. **Quantitative and Qualitative Disclosures About Market Risk**

Market Risk

Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our future income, cash flows and fair values of financial instruments are dependent upon prevailing market interest rates.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

As of December 31, 2023, we had approximately $11,346,105 in total face value debt, of which approximately $3,023,152 was subject to variable interest rates (excluding debt with interest rate swaps). If benchmark index rates were to increase or decrease by 100 basis points, the increase or decrease in interest expense on the variable rate debt would increase or decrease future earnings and cash flows by approximately $30,232 annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Derivative Instruments

We use derivative instruments to help manage interest rate risk using designated hedge relationships. Interest rate swaps involve the exchange of fixed-rate and variable-rate interest payments between two parties based on a contractual underlying notional amount, but do not involve the exchange of the underlying notional amounts. See our Derivatives footnote in our Notes to consolidated financial statements in Item 8 for additional information about our use of derivative contracts.

Item 8.   **Financial Statements and Supplementary Data**

EXTRA SPACE STORAGE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND SCHEDULES

     All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Extra Space Storage Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Extra Space Storage Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 8 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Purchase price allocation

Description of the Matter	For the year ended December 31, 2023, the Company completed the acquisition of 771 self-storage properties ("stores") for a total purchase price of $13.0 billion. As further discussed in Notes 2 and 5 of the consolidated financial statements, the transactions were accounted for as asset acquisitions, and the purchase price was allocated based on a relative fair value of assets acquired and liabilities assumed, which consisted principally of land and buildings.

Auditing the accounting for the Company's 2023 acquisitions of stores was subjective because the Company, with the assistance of its external valuation specialist if applicable, had to exercise a high level of management judgment in determining the estimated fair value of acquired land and buildings. Determining the fair value of acquired land was difficult due to the lack of available directly comparable land market information. The estimated fair value of the acquired buildings was based upon the estimated replacement cost, which were calculated by estimating the cost of building similar stores in comparable markets and adjusting those costs for the age, quality, and building characteristics associated with the acquired stores. Determining the fair value of the acquired buildings was challenging due to the judgment utilized by management in determining the significant assumptions utilized in, or the adjustments applied to, the valuation of each building. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over management's accounting for acquired stores, including controls over the review of significant assumptions underlying the purchase price allocation and accuracy of the underlying data used. For example, we tested controls over the determination of the fair value of the land and building assets, including the controls over the review of the valuation models and the underlying significant assumptions used to develop such estimates.

For the 2023 store acquisitions described above, our procedures included, but were not limited to, reading the purchase and sale agreements and other closing documents, evaluating whether the Company had appropriately determined the transaction was an asset acquisition or business combination and performing sensitivity analyses. For certain of these store acquisitions, we also evaluated the methods and significant assumptions used by the Company to determine the fair value of the land and buildings and tested the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. Additionally, for certain of these asset acquisitions, we involved our valuation specialists to assist in the assessment of the methodology utilized by the Company, in addition to performing corroborative analyses to assess whether the conclusions in the valuation were supported by observable market data. For example, our valuation specialists used independently identified data sources to evaluate management's selected comparable land sales and building replacement cost assumptions. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2005.

Salt Lake City, Utah
February 29, 2024

33

Extra Space Storage Inc.

Consolidated Balance Sheets

(dollars in thousands, except share data)

	December 31, 2023	December 31, 2022
Assets:		
Real estate assets, net	$ 24,555,873	$ 9,997,978
Real estate assets - operating lease right-of-use assets	227,241	221,725
Investments in unconsolidated real estate entities	1,071,617	582,412
Investments in debt securities and notes receivable	904,769	858,049
Cash and cash equivalents	99,062	92,868
Other assets, net	597,700	414,426
Total assets	$ 27,456,262	$ 12,167,458
Liabilities, Noncontrolling Interests and Equity:		
Notes payable, net	$ 1,273,549	$ 1,288,555
Unsecured term loans, net	2,650,581	2,340,116
Unsecured senior notes, net	6,410,618	2,757,791
Revolving lines of credit	682,000	945,000
Operating lease liabilities	236,515	229,035
Cash distributions in unconsolidated real estate ventures	71,069	67,352
Accounts payable and accrued expenses	334,518	171,680
Other liabilities	383,463	289,655
Total liabilities	12,042,313	8,089,184
Commitments and contingencies		
Noncontrolling Interests and Equity:		
Extra Space Storage Inc. stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized, 211,278,803 and 133,921,020 shares issued and outstanding at December 31, 2023 and 2022, respectively	2,113	1,339
Additional paid-in capital	14,750,388	3,345,332
Accumulated other comprehensive income	17,435	48,798
Accumulated deficit	(379,015)	(135,872)
Total Extra Space Storage Inc. stockholders' equity	14,390,921	3,259,597
Noncontrolling interest represented by Preferred Operating Partnership units, net	222,360	261,502
Noncontrolling interests in Operating Partnership, net and other noncontrolling interests	800,668	557,175
Total noncontrolling interests and equity	15,413,949	4,078,274
Total liabilities, noncontrolling interests and equity	$ 27,456,262	$ 12,167,458

See accompanying notes

Extra Space Storage Inc.

Consolidated Statements of Operations

(dollars in thousands, except share data)

	For the Year Ended December 31,		
	2023	2022	2021
Revenues:			
Property rental	$ 2,222,578	$ 1,654,735	$ 1,340,990
Tenant reinsurance	235,680	185,531	170,108
Management fees and other income	101,986	83,904	66,264
Total revenues	2,560,244	1,924,170	1,577,362
Expenses:			
Property operations	612,036	435,342	368,608
Tenant reinsurance	58,874	33,560	29,488
Transaction costs	—	1,548	—
Life Storage Merger transition costs	66,732	—	—
General and administrative	146,408	129,251	102,194
Depreciation and amortization	506,053	288,316	241,879
Total expenses	1,390,103	888,017	742,169
Gain on real estate transactions	—	14,249	140,760
Income from operations	1,170,141	1,050,402	975,953
Interest expense	(419,035)	(219,171)	(166,183)
Non-cash interest expense related to amortization of discount on Life Storage unsecured senior notes	(18,786)	—	—
Interest income	84,857	69,422	49,703
Income before equity in earnings and dividend income from unconsolidated real estate entities and income tax expense	817,177	900,653	859,473
Equity in earnings and dividend income from unconsolidated real estate entities	54,835	41,428	32,358
Equity in earnings of unconsolidated real estate ventures - gain on sale of real estate assets	—	—	6,251
Income tax expense	(21,559)	(20,925)	(20,324)
Net income	850,453	921,156	877,758
Net income allocated to Preferred Operating Partnership noncontrolling interests	(9,011)	(17,623)	(14,697)
Net income allocated to Operating Partnership and other noncontrolling interests	(38,244)	(42,845)	(35,412)
Net income attributable to common stockholders	$ 803,198	$ 860,688	$ 827,649
Earnings per common share			
Basic	$ 4.74	$ 6.41	$ 6.20
Diluted	$ 4.74	$ 6.41	$ 6.19
Weighted average number of shares			
Basic	169,216,989	134,050,815	133,374,938
Diluted	169,220,882	141,681,388	140,016,028

See accompanying notes

Extra Space Storage Inc.

Consolidated Statements of Comprehensive Income

(amounts in thousands)

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Net income	$ 850,453	$ 921,156	$ 877,758
Other comprehensive income:			
Change in fair value of interest rate swaps	(32,752)	96,249	59,325
Total comprehensive income	817,701	1,017,405	937,083
Less: comprehensive income attributable to noncontrolling interests	45,866	65,373	52,887
Comprehensive income attributable to common stockholders	$ 771,835	$ 952,032	$ 884,196

See accompanying notes

Extra Space Storage Inc.
Consolidated Statements of Stockholders' Equity
(amounts in thousands, except share data)

	Noncontrolling Interests			Extra Space Storage Inc. Stockholders' Equity					Total Noncontrolling Interests and Equity
	Preferred Operating Partnership	Operating Partnership	Other	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	
Balances at December 31, 2020	$ 172,052	$ 215,892	$ 401	131,357,961	$ 1,314	$ 3,000,458	$ (99,093)	$ (354,900)	$ 2,936,124
Issuance of common stock upon the exercise of options	—	—	—	62,322	—	4,572	—	—	4,572
Issuance of common stock in connection with share based compensation	—	—	—	148,228	—	17,303	—	—	17,303
Restricted stock grants cancelled	—	—	—	(12,808)	—	—	—	—	—
Issuance of common stock, net of offering costs	—	—	—	2,185,685	22	273,167	—	—	273,189
Redemption of Operating Partnership units for stock	—	(6,373)	—	165,652	2	6,371	—	—	—
Redemption of Preferred B Units in the Operating Partnership for stock	(2,834)	—	—	15,265	1	2,833	—	—	—
Redemption of Operating Partnership units for cash	—	(173)	—	—	—	(615)	—	—	(788)
Repayment of receivable with Operating Partnership units pledged as collateral	—	411	—	—	—	—	—	—	411
Issuance of Operating Partnership units in conjunction with acquisitions	—	188,319	—	—	—	—	—	—	188,319
Issuance of Preferred D units in the Operating Partnership in conjunction with acquisitions	88,074	—	—	—	—	—	—	—	88,074
Purchase of remaining equity interest in existing consolidated joint venture	—	—	—	—	—	(18,141)	—	—	(18,141)
Noncontrolling interest in consolidated joint venture	—	—	(82)	—	—	—	—	—	(82)
Net income (loss)	14,697	35,414	(2)	—	—	—	—	827,649	877,758
Other comprehensive income	366	2,412	—	—	—	—	56,547	—	59,325
Distributions to Operating Partnership units held by noncontrolling interests	(13,245)	(25,849)	—	—	—	—	—	—	(39,094)
Dividends paid on common stock at $4.50 per share	—	—	—	—	—	—	—	(600,994)	(600,994)
Balances at December 31, 2021	$ 259,110	$ 410,053	$ 317	133,922,305	$ 1,339	$ 3,285,948	$ (42,546)	$ (128,245)	$ 3,785,976

Extra Space Storage Inc.
Consolidated Statements of Stockholders' Equity
(amounts in thousands, except share data)

	Noncontrolling Interests			Extra Space Storage Inc. Stockholders' Equity					Total Noncontrolling Interests and Equity
	Preferred Operating Partnership	Operating Partnership	Other	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	
Balances at December 31, 2021	$ 259,110	$ 410,053	$ 317	133,922,305	$ 1,339	$ 3,285,948	$ (42,546)	$ (128,245)	$ 3,785,976
Issuance of common stock in connection with share based compensation	—	—	—	204,349	2	21,386	—	—	21,388
Restricted stock grants cancelled	—	—	—	(10,614)	—	—	—	—	—
Redemption of Operating Partnership units for cash	—	(1,654)	—	—	—	(2,963)	—	—	(4,617)
Redemption of Preferred B Units in the Operating Partnership for cash	(4,500)	—	—	—	—	—	—	—	(4,500)
Issuance of Operating Partnership units in conjunction with business combinations	—	16,000	—	—	—	—	—	—	16,000
Issuance of Operating Partnership units in conjunction with acquisitions	—	125,000	—	—	—	—	—	—	125,000
Issuance of Preferred D units in the Operating Partnership in conjunction with business combinations	6,000	—	—	—	—	—	—	—	6,000
Issuance of common stock in conjunction with acquisitions	—	—	—	186,766	2	40,961	—	—	40,963
Repurchase of common stock, net of offering costs	—	—	—	(381,786)	(4)	—	—	(63,004)	(63,008)
Noncontrolling interest in consolidated joint venture	—	—	771	—	—	—	—	—	771
Net income (loss)	17,623	42,853	(8)	—	—	—	—	860,688	921,156
Other comprehensive income	577	4,328	—	—	—	—	91,344	—	96,249
Distributions to Operating Partnership units held by noncontrolling interests	(17,308)	(40,485)	—	—	—	—	—	—	(57,793)
Dividends paid on common stock at $6.00 per share	—	—	—	—	—	—	—	(805,311)	(805,311)
Balances at December 31, 2022	$ 261,502	$ 556,095	$ 1,080	133,921,020	$ 1,339	$ 3,345,332	$ 48,798	$ (135,872)	$ 4,078,274

Extra Space Storage Inc.
Consolidated Statements of Stockholders' Equity
(amounts in thousands, except share data)

	Noncontrolling Interests			Extra Space Storage Inc. Stockholders' Equity					Total Noncontrolling Interests and Equity
	Preferred Operating Partnership	Operating Partnership	Other	Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	
Balances at December 31, 2022	$ 261,502	$ 556,095	$ 1,080	133,921,020	$ 1,339	$ 3,345,332	$ 48,798	$ (135,872)	$ 4,078,274
Issuance of common stock in connection with share based compensation	—	—	—	149,995	2	26,636	—	—	26,638
Taxes paid upon net settlement of share based compensation	—	—	—	(8,295)	—	(7,640)	—	—	(7,640)
Restricted stock grants cancelled	—	—	—	(10,084)	—	—	—	—	—
Redemption of Operating Partnership units for stock	—	(225)	—	2,803	—	225	—	—	—
Redemption of Operating Partnership units for cash	—	(89)	—	—	—	(19)	—	—	(108)
Redemption of Preferred A Units in the Operating Partnership for stock and cash	(16,339)	—	—	851,698	8	11,015	—	—	(5,316)
Redemption of Preferred D Units in the Operating Partnership for stock	(22,265)	—	—	154,307	2	22,263	—	—	—
Redemption of Preferred D Units in the Operating Partnership for cash	(377)	—	—	—	—	—	—	—	(377)
Life Storage Merger issuance of common stock and Operating Partnership units	—	249,470	—	76,217,359	762	11,352,576	—	—	11,602,808
Noncontrolling interest in consolidated joint ventures	—	—	7,959	—	—	—	—	—	7,959
Net income (loss)	9,011	38,369	(125)	—	—	—	—	803,198	850,453
Other comprehensive loss	—	(1,389)	—	—	—	—	(31,363)	—	(32,752)
Distributions to Operating Partnership units held by noncontrolling interests	(9,172)	(50,477)	—	—	—	—	—	—	(59,649)
Dividends paid on common stock at $6.48 per share	—	—	—	—	—	—	—	(1,046,341)	(1,046,341)
Balances at December 31, 2023	$ 222,360	$ 791,754	$ 8,914	211,278,803	$ 2,113	$ 14,750,388	$ 17,435	$ (379,015)	$ 15,413,949

See accompanying notes

Consolidated Statements of Cash Flows

(amounts in thousands)

	For the Year Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 850,453	$ 921,156	$ 877,758
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	506,053	288,316	241,879
Amortization of deferred financing costs	18,949	8,773	10,587
Non-cash interest expense related to amortization of discount on Life Storage unsecured senior notes	18,786	—	—
Compensation expense related to share-based awards	26,638	21,386	17,303
Accrual of interest income added to principal of debt securities and notes receivable	(37,907)	(38,412)	(34,550)
Gain on real estate transactions	—	(14,249)	(140,760)
Equity in earnings of unconsolidated real estate ventures - gain on sale of real estate assets	—	—	(6,251)
Distributions from unconsolidated real estate ventures	20,060	13,162	7,035
Changes in operating assets and liabilities:			
Other assets	(32,507)	695	(22,022)
Accounts payable and accrued expenses	35,031	29,027	10,951
Other liabilities	(3,082)	8,285	(9,494)
Net cash provided by operating activities	1,402,474	1,238,139	952,436
Cash flows from investing activities:			
Acquisition of real estate assets and improvements	(320,711)	(1,291,491)	(1,233,298)
Life Storage Merger, net of cash acquired	(1,182,411)	—	—
Cash paid for business combination	—	(157,302)	—
Development and redevelopment of real estate assets	(100,181)	(62,019)	(56,226)
Proceeds from sale of real estate assets and investments in real estate ventures	2,132	39,367	572,728
Investment in unconsolidated real estate entities	(180,279)	(118,963)	(54,602)
Return of investment in unconsolidated real estate ventures	—	342	31,534
Issuance and purchase of notes receivable	(330,499)	(529,245)	(317,482)
Proceeds from sale of notes receivable	167,495	210,048	172,002
Principal payments received from notes receivable	142,192	283,636	51,463
Purchase of equipment and fixtures	(15,994)	(22,832)	(3,659)
Net cash used in investing activities	(1,818,256)	(1,648,459)	(837,540)
Cash flows from financing activities:			
Proceeds from the sale of common stock, net of offering costs	—	—	273,189
Proceeds from unsecured term loans and senior notes and revolving lines of credit	8,663,003	5,584,111	5,706,981
Principal payments on unsecured term loans and senior notes and revolving lines of credit	(7,088,984)	(4,207,700)	(5,500,290)
Deferred financing costs	(39,418)	(9,321)	(10,698)
Proceeds from principal payments on note receivable collateralized by OP Units	—	—	411
Net proceeds from exercise of stock options	—	—	4,572
Repurchase of common stock	—	(63,008)	—
Redemption of Preferred OP units for cash	(5,377)	(4,500)	—
Redemption of Operating Partnership units for cash	(108)	(4,617)	(788)
Contributions from noncontrolling interests	74	—	—
Distributions to minority investors	(70)	—	—
Dividends paid on common stock	(1,046,341)	(805,311)	(600,994)
Distributions to noncontrolling interests	(59,649)	(57,793)	(39,094)
Net cash provided by (used in) financing activities	423,130	431,861	(166,711)
Net increase (decrease) in cash, cash equivalents, and restricted cash	7,348	21,541	(51,815)
Cash, cash equivalents, and restricted cash, beginning of the period	97,735	76,194	128,009
Cash, cash equivalents, and restricted cash, end of the period	$ 105,083	$ 97,735	$ 76,194

		For the Year Ended December 31,				
		2023		**2022**		**2021**
Cash and equivalents, including restricted cash at the beginning of the period:						
Cash and equivalents	$	92,868	$	71,126	$	109,124
Restricted cash included in other assets		4,867		5,068		18,885
	$	97,735	$	76,194	$	128,009
Cash and equivalents, including restricted cash at the end of the period:						
Cash and equivalents	$	99,062	$	92,868	$	71,126
Restricted cash included in other assets		6,021		4,867		5,068
	$	105,083	$	97,735	$	76,194
Supplemental schedule of cash flow information						
Interest paid	$	338,552	$	197,069	$	152,170
Income taxes paid	$	22,753	$	18,957	$	26,252
Supplemental schedule of noncash investing and financing activities:						
Redemption of Operating Partnership units held by noncontrolling interests for common stock						
Noncontrolling interests in Operating Partnership	$	(116,336)	$	—	$	(6,373)
Common stock and paid-in capital		16,336		—		6,373
Noncontrolling interests in Operating Partnership Note Receivable Payoff		100,000		—		—
Redemption of Preferred Operating Partnership units for common stock						
Preferred Operating Partnership units	$	(33,604)	$	—	$	(2,834)
Additional paid-in capital		33,604		—		2,834
Issuance of OP and Preferred OP units in conjunction with business combination						
Preferred OP units issued	$	—	$	(6,000)	$	—
OP units issued		—		(16,000)		—
Acquisition and establishment of operating lease right of use assets and lease liabilities						
Real estate assets - operating lease right-of-use assets	$	265	$	16,298	$	6,655
Operating lease liabilities		(265)		(16,298)		(6,655)
Acquisitions of real estate assets						
Real estate assets, net	$	—	$	171,703	$	318,036
Value of equity issued		—		(165,965)		(276,393)
Net liabilities assumed		—		—		(20,028)
Investment in unconsolidated real estate ventures		—		1,085		5,383
Finance lease liability		—		(6,823)		(26,998)
Life Storage Merger real estate assets						
Real estate assets, net	$	13,575,501	$	—	$	—
Value of common stock issued		(11,353,338)		—		—
Unsecured senior notes		(2,106,866)		—		—
Value of OP units issued		(249,470)		—		—
Net liabilities assumed		(191,077)		—		—
Investment in unconsolidated real estate ventures		325,250		—		—
Accrued construction costs and capital expenditures						
Acquisition of real estate assets	$	10,508	$	368	$	1,323
Accounts payable and accrued expenses		(10,508)		(368)		(1,323)
Establishment of finance lease assets and lease liabilities						
Real estate assets, net	$	—	$	—	$	67,992
Other liabilities		—		—		(67,992)

See accompanying notes

EXTRA SPACE STORAGE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Amounts in thousands, except store and share data, unless otherwise stated

1.   DESCRIPTION OF BUSINESS

Extra Space Storage Inc. (the "Company") is a fully integrated, self-administered and self-managed real estate investment trust ("REIT"), formed as a Maryland corporation on April 30, 2004, to own, operate, manage, acquire, develop and redevelop professionally managed self-storage properties located throughout the United States. The Company was formed to continue the business of Extra Space Storage LLC and its subsidiaries, which had engaged in the self-storage business since 1977. The Company's interest in its stores is held through its operating partnership, Extra Space Storage LP (the "Operating Partnership"), which was formed on May 5, 2004. The Company's primary assets are general partner and limited partner interests in the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT.

The Company invests in stores by acquiring wholly-owned stores or by acquiring an equity interest in real estate entities. At December 31, 2023, the Company had direct and indirect equity interests in 2,377 storage facilities. In addition, the Company managed 1,337 stores for third parties bringing the total number of stores which it owns and/or manages to 3,714. These stores are located in 42 states and Washington, D.C. The Company also offers tenant reinsurance at its owned and managed stores that insures the value of goods in the storage units.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly- or majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Principles of Consolidation

The Company accounts for arrangements that are not controlled through voting or similar rights as variable interest entities ("VIEs"). An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE. A VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity's equity holders as a group either: (a) lack the power, through voting or similar rights, to direct the activities of the entity that most significantly impact the entity's economic performance, (b) are not obligated to absorb expected losses of the entity if they occur, or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE, the enterprise that is deemed to have a variable interest, or combination of variable interests, that provides the enterprise with a controlling financial interest in the VIE, is considered the primary beneficiary and must consolidate the VIE.

The Company has concluded that under certain circumstances when the Company enters into arrangements for the formation of joint ventures or when entering into a new bridge loan agreement, a VIE may be created under condition (i), (ii), (b) or (c) of the previous paragraph. For each VIE created, the Company has performed a qualitative analysis, including considering which party, if any, has the power to direct the activities most significant to the economic performance of each VIE and whether that party has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. If the Company is determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated with the Company's financial statements.

The Company determined that its operating partnership met the definition of a VIE and is consolidated. Additionally, as of December 31, 2023 the Company determined in addition to its operating partnership that it had one consolidated joint venture VIE, consisting of one store.

Substantially all of the assets and liabilities of the Company are related to the operating partnership VIE. The assets and credit of the VIE can only be used to satisfy the VIE's own contractual obligations, and the VIE's creditors have no recourse to the general credit of the Company.

The Company's investments in real estate joint ventures, where the Company has significant influence, but not control, and joint ventures which are VIEs in which the Company is not the primary beneficiary, are recorded under the equity method of accounting on the accompanying consolidated financial statements.

Amounts in thousands, except store and share data, unless otherwise stated

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Disclosures

Derivative financial instruments

Currently, the Company uses interest rate swaps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate forward curves.

The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. In conjunction with the Financial Accounting Standard Board's fair value measurement guidance, the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2023, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2023, aggregated by the level in the fair value hierarchy within which those measurements fall.

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other assets - Cash flow hedge swap agreements	$ 26,183	$ —	$ 26,183	$ —
Other liabilities - Cash flow hedge swap agreements	$ 5,030	$ —	$ 5,030	$ —

There were no transfers of assets and liabilities between Level 1 and Level 2 during the year ended December 31, 2023. The Company did not have any significant assets or liabilities that are re-measured on a recurring basis using significant unobservable inputs as of December 31, 2023 or 2022.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Long-lived assets held for use are evaluated for impairment when events or circumstances indicate there may be impairment. The Company reviews each store at least annually to determine if any such events or circumstances have occurred or exist. The Company focuses on stores where occupancy and/or rental income have decreased by a significant amount. For these stores, the Company determines whether the decrease is temporary or permanent, and whether the store will likely recover the lost occupancy and/or revenue in the short term. In addition, the Company reviews stores in the lease-up stage and compares actual operating results to original projections.

Amounts in thousands, except store and share data, unless otherwise stated

When the Company determines that an event that may indicate impairment has occurred, the Company compares the carrying value of the related long-lived assets to the undiscounted future net operating cash flows attributable to the assets. An impairment loss is recorded if the net carrying value of the assets exceeds the undiscounted future net operating cash flows attributable to the assets. The impairment loss recognized equals the excess of net carrying value over the related fair value of the assets.

When real estate assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the fair value of the assets, net of selling costs. The Company compares the carrying value of the related long-lived assets to the undiscounted future net operating cash flows attributable to the assets (categorized within Level 3 of the fair value hierarchy). If the estimated fair value, net of selling costs, of the assets that have been identified as held for sale is less than the net carrying value of the assets, the Company would recognize a loss on the assets held for sale. The operations of assets held for sale or sold during the period are presented as part of normal operations for all periods presented.

The Company assesses annually whether there are any indicators that the value of the Company's investments in unconsolidated real estate entities may be impaired and when events or circumstances indicate that there may be impairment. An investment is impaired if management's estimate of the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is considered to be other than temporary, the loss is measured as the excess of the carrying amount of the investment over the fair value of the investment.

The Company evaluates goodwill for impairment at least annually and whenever events, circumstances, and other related factors indicate that fair value of the related reporting unit may be less than the carrying value. If the fair value of the reporting unit is determined to exceed the aggregate carrying amount, no impairment charge is recorded. Otherwise, an impairment charge is recorded to the extent the carrying amount of the goodwill exceeds the amount that would be allocated to goodwill if the reporting unit were acquired for estimated fair value. No impairments of goodwill were recorded for any period presented herein.

As of December 31, 2023 and 2022, the Company did not have any assets or liabilities measured at fair value on a nonrecurring basis.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, receivables, other financial instruments included in other assets, accounts payable and accrued expenses, variable-rate notes payable, investments in debt securities and notes receivable, revolving lines of credit and other liabilities reflected in the consolidated balance sheets at December 31, 2023 and 2022, approximate fair value.

The fair values of the Company's notes receivable and notes receivable from Preferred and Common Operating Partnership unit holders were based on the discounted estimated future cash flow of the notes (categorized within Level 3 of the fair value hierarchy); the discount rate used approximated the current market rate for loans with similar maturities and credit quality. The fair values of the Company's fixed rate notes payable were estimated using the discounted estimated future cash payments to be made on such debt (categorized within Level 3 of the fair value hierarchy); the discount rates used approximated current market rates for loans, or groups of loans, with similar maturities and credit quality.

The fair values of the Company's fixed-rate assets and liabilities were as follows for the periods indicated:

	December 31, 2023		December 31, 2022	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Notes receivable from Preferred and Common Operating Partnership unit holders	$ 1,886	$ 1,900	$ 95,965	$ 101,900
Fixed rate notes receivable	$ —	$ —	$ 5,191	$ 5,241
Fixed rate debt	$ 7,482,054	$ 8,048,605	$ 4,320,014	$ 4,762,196

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation. Direct and allowable internal costs associated with the development, construction, renovation, and improvement of real estate assets are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized. The construction period begins when expenditures for the real estate assets have been made and activities that are necessary to prepare the asset for its intended use are in progress. The construction period ends when the asset is substantially complete and ready for its intended use.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and betterments that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between five and 39 years.

The purchase of stores are considered asset acquisitions. As such, the purchase price is allocated to the real estate assets acquired based on their relative fair values, which are estimated using significant unobservable inputs. The value of the tangible assets, consisting of land and buildings, is determined as if vacant. Intangible assets, which represent the value of existing tenant relationships, are recorded at their relative fair values based on the avoided cost to replace the current leases. The Company measures the value of tenant relationships based on the rent lost due to the amount of time required to replace existing customers, which is based on the Company's historical experience with turnover in its stores. Any debt assumed as part of the acquisition is recorded at fair value based on current interest rates compared to contractual rates. Acquisition-related transaction costs are capitalized as part of the purchase price.

Intangible lease rights represent: (1) purchase price amounts allocated to leases on three stores that cannot be classified as ground or building leases; these rights are amortized to expense over the life of the leases and (2) intangibles related to ground leases on nine stores where the leases were assumed by the Company at rates that were lower than the current market rates for similar leases. The values associated with these assumed leases were recorded as intangibles, which will be amortized over the lease terms.

Real Estate Sales

In general, sales of real estate and related profits/losses are recognized when all consideration has changed hands and risks and rewards of ownership have been transferred. Certain types of continuing involvement preclude sale treatment and related profit recognition; other forms of continuing involvement allow for sale recognition but require deferral of profit recognition.

Investments in Unconsolidated Real Estate Entities

Investments in unconsolidated real estate entities and Cash distributions in unconsolidated real estate ventures represent the Company's noncontrolling interest in real estate joint ventures that own stores and the Company's interest in preferred stock of SmartStop Self Storage REIT, Inc. ("SmartStop") and Strategic Storage Trust VI, Inc. ("Strategic Storage"), an affiliate of SmartStop. The Company's investments in real estate joint ventures, where the Company has significant influence, but not control and joint ventures which are VIEs in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company's investment in real estate ventures is stated at cost and adjusted for the Company's share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the Company's ownership interest in the earnings of each of the unconsolidated real estate ventures. For the purposes of presentation in the statement of cash flows, the Company follows the "nature of distribution" approach for classification of distributions from joint ventures. Under this approach, cash flows are classified on the basis of the nature of the activity or activities of the investee that generated the distribution as either a return on investment (classified as a cash inflow from operating activities) or a return of investment (classified as a cash inflow from investing activities).

The Company evaluated its investments in preferred stock of non-public real estate entities and determined it did not have significant influence over the entity, and the investment in preferred stock does not have a readily determinable fair value, therefore it has been recorded at the transaction price. The Company periodically evaluates the investment for impairment. No impairments were recorded during the year ended December 31, 2023.

Investments in Debt Securities and Notes Receivable

The Company accounts for its investment in debt securities and loans receivable at amortized cost. The Company recognizes interest income related to the debt securities and notes receivable using the effective interest method, with deferred fees and costs amortized over the lives of the related loans as yield adjustment.

Cash and Cash Equivalents

The Company's cash is deposited with financial institutions located throughout the United States and at times may exceed federally insured limits. The Company considers all highly liquid debt instruments with a maturity date of three months or less to be cash equivalents.

Derivative Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. The Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Risk Management and Use of Financial Instruments

In the normal course of its ongoing business operations, the Company encounters economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk on its interest-bearing liabilities. Credit risk is the risk of inability or unwillingness of tenants to make contractually required payments. Market risk is the risk of declines in the value of stores due to changes in rental rates, interest rates or other market factors affecting the value of stores held by the Company. The Company has entered into interest rate swap agreements to manage a portion of its interest rate risk.

Redemption of Common Operating Partnership Units

The Company has the option to redeem common Operating Partnership Units in cash or shares of common stock. Redemption of common Operating Partnership units for shares of common stock, when redeemed under the original provisions of the Operating Partnership agreement, is accounted for by reclassifying the underlying net book value of the units from noncontrolling interest to the Company's equity. Redemption of common Operating Partnership units for cash is accounted for by reducing the underlying net book value of the units from noncontrolling interest.

Revenue and Expense Recognition

Rental revenues are recognized as earned based upon amounts that are currently due from tenants. Leases are generally on month-to-month terms. Prepaid rents are recognized on a straight-line basis over the term of the leases. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees and merchandise sales are recognized as income when earned.

The Company's management fees are earned subject to the terms of the related management services agreements ("MSAs"). These MSAs provide that the Company will perform management services, which include leasing and operating the property and providing accounting, marketing, banking, maintenance and other services. These services are provided in exchange for monthly management fees, which are based on a percentage of revenues collected from stores owned by third parties and unconsolidated joint ventures. MSAs generally have original terms from three to five years, after which

Amounts in thousands, except store and share data, unless otherwise stated

management services are provided on a month-to-month basis unless terminated. Management fees are due on the last day of each calendar month that management services are provided.

The Company accounts for the management services provided to a customer as a single performance obligation which are rendered over time each month. The total amount of consideration from the contract is variable as it is based on monthly revenues, which are influenced by multiple factors, some of which are outside the Company's control. Therefore, the Company recognizes the revenue at the end of each month once the uncertainty is resolved. Due to the standardized terms of the MSAs, the Company accounts for all MSAs in a similar, consistent manner. Therefore, no disaggregated information relating to MSAs is presented.

Property expenses, including utilities, property taxes, repairs and maintenance and other costs to manage the facilities are recognized as incurred. The Company accrues for property tax expense based upon invoice amounts and estimates. If these estimates are incorrect, the timing of expense recognition could be affected.

Tenant reinsurance premiums are recognized as revenue over the period of insurance coverage. Each tenant chooses the amount of insurance coverage they want through the tenant reinsurance program. Tenants can purchase policies in amounts up to 10,000 dollars of insurance coverage in exchange for a monthly fee. As of December 31, 2023, the total number of tenant insurance policies was 1.0 million, which was an aggregate coverage of approximately $3.0 billion. The Company’s exposure per claim is limited by the maximum amount of coverage chosen by each tenant.

Advertising Costs

The Company incurs advertising costs primarily attributable to digital and other advertising. These costs are expensed as incurred. The Company recognized $32,795, $19,285 and $18,793 in advertising expense for the years ended December 31, 2023, 2022 and 2021, respectively, which are included in property operating expenses on the Company’s consolidated statements of operations.

Income Taxes

The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). In order to maintain its qualification as a REIT, among other requirements, the Company is required to distribute at least 90% of its REIT taxable income to its stockholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to U.S. federal income tax with respect to that portion of its income which meets certain criteria and is distributed annually to stockholders. The Company plans to continue to operate so that it meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. For any taxable year that the Company fails to qualify as a REIT and for which applicable statutory relief provisions did not apply, the Company would be subject to U.S. federal corporate income tax on all of its taxable income for at least that year and the ensuing four years. The Company is subject to certain state and local taxes. Provision for such taxes has been included in income tax expense on the Company’s consolidated statements of operations. For the year ended December 31, 2023, 0% (unaudited) of all distributions to stockholders qualified as a return of capital.

The Company owns and may acquire direct or indirect interests in entities that have elected or will elect to be taxed as REITs under the Internal Revenue Code (each, a “Subsidiary REIT ”). A Subsidiary REIT is subject to the various REIT qualification requirements and other limitations described herein that are applicable to the Company. If a Subsidiary REIT were to fail to qualify as a REIT, then (i) that Subsidiary REIT would become subject to U.S. federal income tax, (ii) shares in such Subsidiary REIT would cease to be qualifying assets for purposes of the asset tests applicable to REITs, and (iii) it is possible that the Company would fail certain of the asset tests applicable to REITs, in which event the Company would fail to qualify as a REIT unless it could avail itself of certain relief provisions.

The Company has elected to treat certain corporate subsidiaries, including Extra Space Management, Inc. (“ESMI”), as a taxable REIT subsidiary (“TRS”). In general, a TRS may perform additional services for tenants and may engage in any real estate or non-real estate related business. A TRS is subject to U.S. federal corporate income tax and may also be subject to state and local income taxes. ESM Reinsurance Limited, a wholly-owned subsidiary of ESMI, generates income from insurance premiums that are subject to U.S. federal corporate income tax and state insurance premiums tax.

Amounts in thousands, except store and share data, unless otherwise stated

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. At December 31, 2023 and 2022, there were no material unrecognized tax benefits. Interest and penalties relating to uncertain tax positions will be recognized in income tax expense when incurred. As of December 31, 2023 and 2022, the Company had no interest or penalties related to uncertain tax provisions.

Stock-Based Compensation

The measurement and recognition of compensation expense for all share-based payment awards to employees and directors are based on estimated fair values. Awards granted are valued at fair value and any compensation expense is recognized over the service periods of each award.

Earnings Per Common Share

Basic earnings per common share is computed using the two-class method by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. All outstanding unvested restricted stock awards contain rights to non-forfeitable dividends and participate in undistributed earnings with common stockholders; accordingly, they are considered participating securities that are included in the two-class method. Diluted earnings per common share measures the performance of the Company over the reporting period while giving effect to all potential common shares that were dilutive and outstanding during the period. The denominator includes the weighted average number of basic shares and the number of additional common shares that would have been outstanding if the potential common shares that were dilutive had been issued, and is calculated using either the two-class, treasury stock or as if-converted method, whichever is most dilutive. Potential common shares are securities (such as options, convertible debt, Series A Participating Redeemable Preferred Units (“Series A Units”), Series B Redeemable Preferred Units (“Series B Units”), and Series D Redeemable Preferred Units (“Series D Units”) and together with the Series A Units and Series B Units, the (“Preferred OP Units") and common Operating Partnership units (“OP Units”)) that do not have a current right to participate in earnings of the Company but could do so in the future by virtue of their option, redemption or conversion right.

For the purposes of computing the diluted impact of the potential exchange of the Preferred OP Units for common shares upon redemption, where the Company has the option to redeem in cash or shares and where the Company has stated the intent and ability to settle the redemption in shares, the Company divided the total liquidation value of the Preferred OP Units by the average share price of $142.16 for the year ended December 31, 2023.

The following table presents the number of weighted OP Units and Preferred OP Units, and the potential common shares, that were excluded from the computation of earnings per share as their effect would have been anti-dilutive:

	For the Year Ended December 31,		
	2023	2022	2021
	Equivalent Shares (if converted)	Equivalent Shares (if converted)	Equivalent Shares (if converted)
Common OP Units	7,970,487	—	—
Series B Units	236,130	187,664	246,618
Series D Units	1,332,049	1,140,513	726,037
	9,538,666	1,328,177	972,655

For the purposes of computing the diluted impact on earnings per share of the potential exchange of Series A Units for common shares upon redemption, where the Company has the option to redeem in cash or shares and where the Company has stated the positive intent and ability to settle at least $101,700 of the instrument in cash (or net settle a portion of the Series A Units against the related outstanding note receivable), only the amount of the instrument in excess of $101,700 is considered in the calculation of shares contingently issuable for the purposes of computing diluted earnings per share as allowed by ASC 260-10-45-46. Accordingly, the number of shares included in the computation for diluted earnings per share related to the Series A Units is equal to the number of Series A Units outstanding, with no additional shares included related to the $101,700 fixed amount.

Amounts in thousands, except store and share data, unless otherwise stated

The computation of earnings per share is as follows for the periods presented:

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Net income attributable to common stockholders	$ 803,198	$ 860,688	$ 827,649
Earnings and dividends allocated to participating securities	(1,230)	(1,201)	(1,183)
Earnings for basic computations	801,968	859,487	826,466
Income allocated to noncontrolling interest - Preferred Operating Partnership Units and Operating Partnership Units	—	50,706	43,093
Fixed component of income allocated to noncontrolling interest - Preferred Operating Partnership (Series A Units)	—	(2,288)	(2,288)
Net income for diluted computations	$ 801,968	$ 907,905	$ 867,271
Weighted average common shares outstanding:			
Average number of common shares outstanding - basic	169,216,989	134,050,815	133,374,938
OP Units	—	6,749,995	5,752,902
Series A Units	—	875,480	875,480
Shares related to dilutive stock options	3,893	5,098	12,708
Average number of common shares outstanding - diluted	169,220,882	141,681,388	140,016,028
Earnings per common share			
Basic	$ 4.74	$ 6.41	$ 6.20
Diluted	$ 4.74	$ 6.41	$ 6.19

Recently Issued Accounting Standards

In March 2020, the FASB issued ASU 2020-04, "*Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*" (“ASU 2020-04”). ASU 2020-04 provides temporary optional guidance that provides transition relief for reference rate reform, including optional expedients and exceptions for applying GAAP to contract modifications, hedging relationships and other transactions that reference LIBOR or a reference rate that is expected to be discontinued as a result of reference rate reform if certain criteria are met. ASU 2020-04 is effective upon issuance, and the provisions generally can be applied prospectively as of January 1, 2020 through December 31, 2024. The Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. The Company also elected to apply additional expedients related to contract modifications, changes in critical terms, and updates to the designated hedged risks as qualifying changes are made to applicable debt and derivative contracts. Application of these expedients preserves the presentation of derivatives and debt contracts consistent with past presentation. In December 2022, the FASB issued ASU 2022-06, Deferral of the Sunset Date of Topic 848 (“ASU 2022-06”) which was issued to defer the sunset date of Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform to December 31, 2024. ASU 2022-06 is effective immediately for all companies. ASU 2022-06 had no impact on the Company’s consolidated financial statements for the year ended December 31, 2022.

EXTRA SPACE STORAGE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Amounts in thousands, except store and share data, unless otherwise stated

3.   **REAL ESTATE ASSETS**

The components of real estate assets are summarized as follows:

	December 31, 2023	December 31, 2022
Land	$ 4,904,705	$ 2,356,746
Buildings, improvements and other intangibles	21,664,224	9,425,468
Right of use asset - finance lease	143,842	136,259
Intangible assets - tenant relationships	321,019	152,775
Intangible lease rights	27,743	12,943
	27,061,533	12,084,191
Less: accumulated depreciation and amortization	(2,624,405)	(2,138,524)
Net operating real estate assets	24,437,128	9,945,667
Real estate under development/redevelopment	118,745	52,311
Real estate assets, net	$ 24,555,873	$ 9,997,978
Real estate assets held for sale included in real estate assets, net	$ —	$ —

The Company amortizes to expense intangible assets—tenant relationships on a straight-line basis over the average period that a tenant is expected to utilize the facility (currently estimated at 18 months). The Company amortizes to expense the intangible lease rights over the terms of the related leases. Amortization related to the tenant relationships and lease rights was $59,807, $13,981, and $4,778 for the years ended December 31, 2023, 2022 and 2021, respectively. The remaining balance of the unamortized lease rights will be amortized over the next five to 39 years. Accumulated amortization related to intangibles was 317,511 and 144,144 as of December 31, 2023 and 2022, respectively.

4.   **OTHER ASSETS**

The components of other assets are summarized as follows:

	December 31, 2023	December 31, 2022
Goodwill	$ 170,811	$ 170,811
Receivables, net	134,716	85,937
Prepaid expenses and deposits	85,153	50,318
Other intangible assets, net	66,332	—
Trade name	50,000	—
Fair value of interest rate swaps	26,183	54,839
Equipment and fixtures, net	48,697	42,808
Deferred line of credit financing costs, net	9,787	4,846
Restricted cash	6,021	4,867
	$ 597,700	$ 414,426

Depreciation of equipment and fixtures is computed on a straight-line basis over three to five years. The Company capitalizes certain costs during the application development stage when developing software for internal use. As of December 31, 2023 and 2022, unamortized software costs were $18,844 and $23,165. During the year ended December 31, 2023 and 2022, the Company recorded amortization expense of $5,377 and $5,147, respectively, relating to capitalized software costs.

Amounts in thousands, except store and share data, unless otherwise stated

5. PROPERTY ACQUISITIONS AND DISPOSITIONS

The Life Storage Merger

On July 20, 2023, the Company closed its merger with Life Storage (the "Life Storage Merger" or "Merger"), which included 757 wholly-owned stores and one consolidated joint venture store. Under the terms of the Life Storage Merger, Life Storage stockholders and holders of units of the Life Storage operating partnership received 0.895 of a share of common stock (or OP Unit, as applicable) of the Company for each issued and outstanding share (or operating partnership unit) of Life Storage they owned for total consideration of $11,602,808, based on the Company's closing share price on July 19, 2023. At closing, the Company retired $1,160,000 in balances on Life Storage's line of credit which included $375,000 that Life Storage used to pay off its private placement notes in connection with the closing of the Life Storage Merger. The Company also paid off $32,000 in secured loans. On July 25, 2023, the Company completed obligor exchange offers and consent solicitations (together the "Exchange Offers") related to Life Storage's various senior notes. Upon the closing of the Exchange Offers, a total of $2,351,100 of Life Storage's senior notes were exchanged for senior notes of the same tenor of Extra Space Storage L.P. The remaining Life Storage senior note balances which were not exchanged total $48,900 and no longer have any financial reporting requirements or covenants.

Consideration and Purchase Price Allocation

The Merger was accounted for as an asset acquisition in accordance with ASC Topic 805 which requires that the cost of an acquisition be allocated on a relative fair value basis to the assets acquired and the liabilities assumed. The following table summarizes the fair value of total consideration transferred in the Life Storage Merger:

Consideration Type	July 20, 2023
Common stock	$ 11,353,338
OP units	249,470
Cash for payoff of Life Storage credit facility and debt	1,192,000
Transaction Costs	55,318
Total consideration	$ 12,850,127

The following table summarizes the estimated fair values assigned to the assets acquired and liabilities assumed:

	July 20, 2023
Real estate assets	$ 14,587,735
Equity investment in joint venture partnerships	325,250
Cash and other assets	107,423
Intangible assets - other	82,000
Trade name	50,000
Unsecured senior notes	(2,106,866)
Accounts payable, accrued expenses and other liabilities	(191,077)
Noncontrolling interests	(4,338)
Fair value of net assets acquired	$ 12,850,127

Fair Value Measurement

The estimated fair values of assets acquired and liabilities assumed were primarily based on information that was available as of the closing date of the Life Storage Merger. The methodology used to estimate the fair values to apply purchase accounting and the ongoing financial statement impact, if any, are summarized below:

- Real estate assets – Real estate assets acquired were recorded at fair value using standard valuation methodologies, including the cost and market approaches. The remaining useful lives for real estate assets, excluding land, were reset to 39 years. Tenant relationships for storage leases were recorded at fair value based on estimated costs the Company

Amounts in thousands, except store and share data, unless otherwise stated

avoided to replace them. Tenant relationships are amortized to expense over 18 months, which is based on the Company's historical experience with turnover in its stores.

- Equity investment in joint venture partnerships - Equity investment in joint venture partnerships were recorded at fair value based on a direct capitalization of net operating income.
- Intangible assets - other – Customer relationships relating to tenant reinsurance contracts were recorded at fair value based on the income approach which estimates the potential revenue loss the Company avoided to replace them. These assets are amortized to expense over 36 months, which is based on the Company's historical experience with average length of stay for tenants.
- Trade name – Trade names were recorded at fair value based on royalty payments avoided had the trade name been owned by a third party. This is determined using market royalty rates and a discounted cash flow analysis under the relief-from-royalty method. This method incorporates various assumptions, including projected revenue growth rates, the terminal growth rate, the royalty rate to be applied, and the discount rate utilized. The trade name is an indefinite lived asset and as such is not amortized.
- Unsecured senior notes – Unsecured senior notes were recorded at fair value using readily available market data. The below-market value of debt is recorded as a debt discount and reported as a reduction of the unsecured senior notes balance on the condensed consolidated balance sheets. The discount is amortized using effective interest method as an increase to interest expense over the remaining terms of the unsecured senior notes.
- Other assets and liabilities – the carrying values of cash, accounts receivable, prepaids and other assets, accounts payable, accrued expenses and other liabilities represented the fair values.

	December 31, 2023		Three Months Ended December 31, 2023	For the Year Ended December 31, 2023
Intangible Assets:	**Gross Carrying Amount**	**Accumulated Amortization**	**Amortization Expense**	**Amortization Expense**
Trade name	$ 50,000	$ —	$ —	$ —
Intangible assets - other	82,000	15,695	9,417	15,695
	132,000	15,695	9,417	15,695

	Estimated Aggregate Amortization Expense		
Intangible Assets:	**2024**	**2025**	**2026**
Trade name	$ —	$ —	$ —
Intangible assets - other	23,375	19,833	11,569
	$ 23,375	$ 19,833	$ 11,569

Store Acquisition

The following table shows the Company's acquisitions of stores for the years ended December 31, 2023 and 2022. The table excludes purchases of raw land and improvements made to existing assets.

		Consideration Paid							Total
Period	**Number of Stores**	**Total**	**Cash Paid**	**Loan Assumed**	**Finance Lease Liability**	**Investments in Real Estate Ventures**	**Net Liabilities / (Assets) Assumed**	**Value of Equity Issued**	**Real estate assets**
Total 2023	14	$ 147,729	$ 135,577	$ 12,000	$ —	$ —	$ 152	$ —	$ 147,729
Total 2022	153	$1,366,348	$1,193,261	$ —	$ 6,823	$ 1,085	$ (786)	$165,965	$ 1,366,348

On September 15, 2022, the Company completed the acquisition of multiple entities doing business as Storage Express for a purchase price of $590.0 million. A portion of the consideration paid was in the form of the issuance of 619,294 OP units (a total value of $125.0 million) and the remainder in cash. The portfolio included 106 operating stores and eight parcels of land for future development, all located in Illinois, Indiana, Kentucky and Ohio. This acquisition did not meet the definition of a business under ASU 2017-01, "*Business Combinations (Topic 805): Clarifying the Definition of a Business*" and was therefore recorded as an asset acquisition.

Amounts in thousands, except store and share data, unless otherwise stated

Other Investments

On June 1, 2022, the Company completed the acquisition of Bargold Storage Systems, LLC ("Bargold") for a purchase price of approximately $179.3 million. Bargold leases space in apartment buildings, primarily in New York City and its boroughs, builds out the space as storage units, and subleases the units to tenants. As of June 1, 2022, Bargold had approximately 17,000 storage units with an approximate occupancy of 97%. This acquisition is considered a business combination under ASU 2017-01, "*Business Combinations (Topic 805): Clarifying the Definition of a Business*."

The following table summarizes the total consideration transferred to acquire Bargold:

Total cash paid by the company	$	157,302
Fair value of Series D Units issued		16,000
Fair value of OP Units issued		6,000
Total consideration transferred	$	179,302

As part of this acquisition, we recorded an expense of $1,465 related to transaction costs.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Cash and cash equivalents	$	175
Fixed assets		6,411
Developed technology		500
Trademarks		500
Customer relationships		1,870
Other assets		125
Accounts payables and accrued liabilities assumed		(1,090)
Nets asset acquired		8,491
Goodwill		170,811
Total assets acquired	$	179,302

The following table summarizes the revenues and earnings related to Bargold since the acquisition date of June 1, 2022, which are included in the Company's consolidated statement of operations for the year ended December 31, 2022:

Total revenues	$	9,374
Net income from operations	$	1,718

Pro Forma Information

As noted above, during the year ended December 31, 2022, the Company acquired Bargold. The following pro forma financial information is based on the combined historical financial statements of the Company and Bargold, however, only includes revenue and presents the Company's results as if the acquisition had occurred on January 1, 2021. Net income was excluded as it was impracticable to report expenses due to the lack of historical accrual basis accounting.

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021	
	Pro Forma		Pro Forma	
Total revenues	$	1,930,816	$	1,592,021

Amounts in thousands, except store and share data, unless otherwise stated

Store Dispositions

The Company disposed of one store on May 18, 2022 and one on June 21, 2022, for a total cash consideration of approximately $38.7 million, resulting in a gain of approximately $14.2 million. Both had been classified as held for sale.

On December 16, 2021 the Company sold 16 stores that had been classified as held for sale for total cash consideration of $200,292. The Company recorded a gain of $73,854.

On March 1, 2021 the Company sold 16 stores that had been classified as held for sale to a newly established unconsolidated joint venture. The Company received $132,759 and maintained a 55% interest in the new joint venture valued at $33,878. The Company recognized a gain of $63,477 related to the sale of these properties.

6. INVESTMENTS IN UNCONSOLIDATED REAL ESTATE ENTITIES

Investments in unconsolidated real estate entities and Cash distributions in unconsolidated real estate ventures represent the Company's interest in preferred stock of SmartStop and Strategic Storage, an affiliate of SmartStop, and the Company's noncontrolling interest in real estate joint ventures that own stores. The Company accounts for its investments in SmartStop and Strategic Storage preferred stock, which do not have a readily determinable fair value, at the transaction price less impairment, if any. The Company accounts for its investments in joint ventures using the equity method of accounting. The Company initially records these investments at cost and subsequently adjusts for cash contributions, distributions and net equity in income or loss, which is allocated in accordance with the provisions of the applicable partnership or joint venture agreement.

In these joint ventures, the Company and the joint venture partner generally receive a preferred return on their invested capital. To the extent that cash or profits in excess of these preferred returns are generated through operations or capital transactions, the Company would receive a higher percentage of the excess cash or profits, as applicable, than its equity interest.

The Company separately reports investments with net equity less than zero in Cash distributions in unconsolidated real estate ventures in the consolidated balance sheets. The net equity of certain joint ventures is less than zero because distributions have exceeded the Company's investment in and share of income from these joint ventures. This is generally the result of financing distributions, capital events or operating distributions that are usually greater than net income, as net income includes non-cash charges for depreciation and amortization while distributions do not.

Amounts in thousands, except store and share data, unless otherwise stated

Net Investments in unconsolidated real estate entities and Cash distributions in unconsolidated real estate ventures consist of the following:

	Number of Stores	Equity Ownership %	Excess Profit % (1)	December 31, 2023	December 31, 2022
PRISA Self Storage LLC	85	4%	4%	$ 9,435	$ 8,596
HF1 Sovran HHF Storage Holdings LLC	37	20%	20%	105,339	—
Storage Portfolio II JV LLC	36	10%	30%	(8,314)	(7,200)
Storage Portfolio IV JV LLC	32	10%	30%	48,184	49,139
Storage Portfolio I LLC	24	34%	49%	(42,487)	(41,372)
PR II EXR JV LLC	23	25%	25%	108,160	110,172
HF2 Sovran HHF Storage Holdings II LLC	22	15%	15%	41,613	—
HF5 Life Storage-HIERS Storage LLC	17	20%	20%	26,051	—
HF6 191 V Life Storage Holdings LLC	17	20%	20%	12,702	—
ESS-CA TIVS JV LP	16	55%	55%-65%	29,128	30,778
VRS Self Storage, LLC	16	45%	54%	(16,386)	(15,399)
HF10 Life Storage HHF Wasatch Holdings LLC	16	20%	20%	20,019	—
Other unconsolidated real estate ventures	131	10%-50%	10%-50%	317,104	180,346
SmartStop Self Storage REIT, Inc. Preferred Stock (2)	n/a	n/a	n/a	200,000	200,000
Strategic Storage Trust VI, Inc. Preferred Stock (3)	n/a	n/a	n/a	150,000	—
Net Investments in and Cash distributions in unconsolidated real estate entities	472			$ 1,000,548	$ 515,060

(1) Includes pro-rata equity ownership share and promoted interest.

(2) In October 2019, the Company invested $200,000 in shares of convertible preferred stock of SmartStop with a dividend rate of 6.25% per annum, subject to increase after five years. The preferred shares are generally not redeemable for five years, except in the case of a change of control or initial listing of SmartStop. Dividend income from this investment is included on the equity in earnings and dividend income from unconsolidated real estate entities line on the Company's condensed consolidated statements of operations.

(3) In May 2023, the Company invested $150,000 in shares of convertible preferred stock of Strategic Storage with a dividend rate of 8.35% per annum, subject to increase after five years. The preferred shares are generally not redeemable for three years, except in the case of a change of control or initial listing of Strategic Storage. Dividend income from this investment is included on the equity in earnings and dividend income from unconsolidated real estate entities line on the Company's condensed consolidated statements of operations.

In June 2021, the Company sold its interest in two unconsolidated joint ventures to its joint venture partner. The Company received proceeds of $1,888 in cash, and recorded a gain of $525 which is included in Equity in earnings of unconsolidated real estate ventures - gain on sale of real estate assets and purchase of joint venture partner's interest in the Company's condensed consolidated statements of operations. The Company also purchased its joint venture partners' interests in two unconsolidated joint ventures.

Also in June 2021, the WICNN JV LLC and GFN JV, LLC joint ventures sold all 17 of the stores owned by the joint ventures to a third party. Subsequent to the sales, these joint ventures were dissolved. As a result of these transactions, the Company recorded a gain of $5,739, which is included in Equity in earnings of unconsolidated real estate ventures - gain on sale of real estate assets and purchase of joint venture partner's interest in the Company's consolidated statements of operations.

In accordance with ASC 810, the Company reviews all of its joint venture relationships annually to ensure that there are no entities that require consolidation. As of December 31, 2023, there were no previously unconsolidated entities that were required to be consolidated as a result of this review.

Amounts in thousands, except store and share data, unless otherwise stated

The Company entered into 17 new unconsolidated real estate joint ventures (including 16 from the Life Storage Merger), which added a total of 146 stores and a total investment of $305,921 to the Company's portfolio during the year ended December 31, 2023. Additionally, the Company's existing joint ventures added nine stores for a total investment of $27,583 during the year ended December 31, 2023. The Company accounts for its investment in these ventures under the equity method of accounting.

Equity in earnings and dividend income from unconsolidated real estate entities consists of the following:

	For the Year Ended December 31,		
	2023	2022	2021
Equity in earnings of PRISA Self Storage LLC	$ 3,320	$ 3,272	$ 2,719
Equity in earnings of HF1 Sovran HHF Storage Holdings LLC (1)	1,553	—	—
Equity in earnings of Storage Portfolio II JV LLC	3,094	3,398	1,802
Equity in earnings of Storage Portfolio IV JV LLC	1,319	917	112
Equity in earnings of Storage Portfolio I LLC	5,182	4,684	2,833
Equity in earnings of PR II EXR JV LLC	2,227	1,229	(8)
Equity in earnings of HF2 Sovran HHF Storage Holdings II LLC (1)	691	—	—
Equity in earnings of HF5 Life Storage-HIERS Storage LLC (1)	377	—	—
Equity in earnings of HF6 191 V Life Storage Holdings LLC (1)	(735)	—	—
Equity in earnings of ESS-CA TIVS JV LP	3,873	2,753	1,274
Equity in earnings of VRS Self Storage, LLC	5,253	5,401	4,352
Equity in earnings of HF10 Life Storage HHF Wasatch Holdings LLC (1)	40	—	—
Equity in earnings of other minority owned stores (1)	7,740	7,265	6,774
Dividend income from SmartStop preferred stock	12,500	12,509	12,500
Dividend income from Strategic Storage preferred stock	8,401	—	—
	$ 54,835	$ 41,428	$ 32,358

(1) The earnings of the 16 joint ventures from the Life Storage Merger are from the close of acquisition on July 20, 2023.

Equity in earnings of certain of our joint ventures includes the amortization of the Company’s excess purchase price of $60,253 of these equity investments over its original basis. The excess basis is amortized over 39 years.

The Company provides management services to joint ventures for a fee. Management fee revenues for affiliated real estate joint ventures for the years ended December 31, 2023, 2022 and 2021 were $31,755, $24,389 and $17,619, respectively.

7. INVESTMENTS IN DEBT SECURITIES AND NOTES RECEIVABLE

Investments in debt securities and notes receivable consists of the Company's investment in mandatorily redeemable preferred stock of Jernigan Capital, Inc. ("JCAP") in connection with JCAP's acquisition by affiliates of NexPoint Advisors, L.P. ("NexPoint") and receivables due to the Company under its bridge loan program. Information about these balances is as follows:

	December 31, 2023	December 31, 2022
Debt securities - Preferred Stock	$ 300,000	$ 300,000
Notes Receivable - Bridge Loans	594,727	491,879
Dividends and Interest Receivable	10,042	66,170
	$ 904,769	$ 858,049

In November 2020, the Company invested $300,000 in the preferred stock of JCAP in connection with the acquisition of JCAP by affiliates of NexPoint. This investment consisted of 200,000 Series A Preferred Shares valued at a total of $200,000, and 100,000 Series B Preferred Shares valued at a total of $100,000. In December 2022, the Company completed a modification with Nexpoint Storage Partners (as successor in interest to JCAP) that exchanged the Series A and B Preferred Shares for 300,000 Series D Preferred Shares, valued at a total of $300,000. The JCAP Series D preferred stock is mandatorily

Amounts in thousands, except store and share data, unless otherwise stated

redeemable after six years from the modification in December 2022, with two one-year extension options. NexPoint may redeem the Preferred Shares at any time, subject to certain prepayment penalties. The Company accounts for the JCAP preferred stock as a held to maturity debt security at amortized cost and evaluates whether the fair value is below the amortized cost basis at each reporting period. The Series D Preferred Shares have initial dividend rates of 8.5%. If the investment is not retired after six years, the preferred dividends increase annually.

In July 2020, the Company purchased a senior mezzanine note receivable with a principal amount of $103,000. The note receivable bore interest at 5.5%, with a maturity in December 2023 and was collateralized through an equity interest in which it or its subsidiaries wholly own 62 storage facilities. The Company paid cash of $101,142 for the note receivable and accounted for the discount at amortized cost. The discount was being amortized over the term of the note receivable. In February 2022, a junior mezzanine lender exercised its right to buy the Company's position for the full principal balance plus interest due, as a result of which the Company sold this note for a total of $103,315 in cash. The remaining unamortized discount was recognized in that quarter as interest income.

The Company provides bridge loan financing to third-party self-storage operators. These notes receivable consist of mortgage loans receivable, which are collateralized by self-storage properties, and unsecured mezzanine loans receivable. As of December 31, 2023, 70% of the notes held are mortgage receivables. The Company intends to sell a portion of the mortgage receivables. These notes receivable typically have a term of three years with two one-year extensions, and have variable interest rates. During the year ended December 31, 2023, the Company sold a total principal amount of $167,495 of its mortgage bridge loans receivable to third parties for a total of $167,495 in cash, closed on $283,039 in initial loan draws, and recorded $27,366 of draws from interest holdbacks.

The bridge loans typically have a loan to value ratio between 70% and 80%. None of the debt securities or notes receivable are in past-due or nonaccrual status and the allowance for potential credit losses is immaterial.

8. DEBT

The components of term debt are summarized as follows:

Term Debt	December 31, 2023	December 31, 2022	Fixed Rate	Variable Rate (2)	Maturity Dates
Secured fixed-rate (1)	$ 401,319	$ 521,820	2.67% - 4.62%		April 2025 - February 2030
Secured variable-rate (1)	877,786	772,604		6.35% - 6.88%	November 2024 - September 2030
Unsecured fixed-rate	7,921,633	4,240,376	2.08% - 5.90%		January 2025 - March 2032
Unsecured variable-rate	1,463,367	884,624		6.30% - 6.63%	June 2024 - July 2029
Total	10,664,105	6,419,424			
Less: Discount on unsecured senior notes (3)	(274,350)	—			
Less: Unamortized debt issuance costs	(55,007)	(32,962)			
Total	$ 10,334,748	$ 6,386,462			

(1) The loans are collateralized by mortgages on real estate assets and the assignment of rents.

(2) Basis rates include Term SOFR and Daily Simple SOFR

(3) Unsecured senior notes from the Life Storage Merger were recorded at fair value, resulting in a discount to be amortized over the term of the debt.

Amounts in thousands, except store and share data, unless otherwise stated

The following table summarizes the scheduled maturities of term debt, excluding available extensions, at December 31, 2023:

2024	648,250
2025	1,123,120
2026	1,409,581
2027	1,316,907
2028	1,029,000
2029	1,542,759
2030	1,344,488
2031	1,650,000
2032	600,000
Total	$ 10,664,105

On June 22, 2023, the Company entered into the Third Amended and Restated Credit Agreement (the "Credit Agreement") which increased the commitment of the revolving credit facility to $1,940,000, and later to $2,000,000 with an Increasing Lender Supplement entered into in August 2023, and extended its maturity to June 2027. In connection with entering into the Credit Agreement, the Company paid off Tranche 5 and added the Tranche 8 term loan, maturing June 2024, which allowed the Company to draw up to $1,000,000 in connection with the Life Storage Merger. Tranche 8 was fully drawn on July 20, 2023, in connection with the closing of the Life Storage Merger, paid down to $400,000 in December 2023, and fully paid off in January 2024.

Pursuant to the terms of the Credit Agreement, the Company may request an extension of the term of the revolving credit facility for up to two additional periods of six months each, after satisfying certain conditions.

As of December 31, 2023, amounts outstanding under the revolving credit facility bore interest at floating rates, at the Company's option, equal to either (i) Adjusted Term or Daily Simple SOFR plus the applicable margin or (ii) the applicable base rate which is the applicable margin plus the highest of (a) 0.0%, (b) the federal funds rate plus 0.50%, (c) U.S. Bank's prime rate or (d) the SOFR rate plus 1.00%. Per the Credit Agreement, the applicable SOFR rate margin and applicable base rate margin are based on the Company's achieved debt rating, with the SOFR rate margin ranging from 0.7% to 2.2% per annum and the applicable base rate margin ranging from 0.00% to 1.20% per annum.

The Credit Agreement is guaranteed by the Company and is not secured by any assets of the Company. The Company's unsecured debt is subject to certain financial covenants. As of December 31, 2023, the Company was in compliance with all of its financial covenants.

All of the Company's lines of credit are guaranteed by the Company. The following table presents information on the Company's lines of credit, the proceeds of which are used to repay debt and for general corporate purposes, for the periods indicated:

	As of December 31, 2023				
Revolving Lines of Credit	**Amount Drawn**	**Capacity**	**Interest Rate**	**Maturity**	**Basis Rate (1)**
Credit Line 1 (2)	$ 40,000	$ 140,000	6.7%	7/1/2026	SOFR plus 1.35%
Credit Line 2 (3)(4)	642,000	2,000,000	6.3%	6/22/2027	ASOFR plus 0.775%
	$ 682,000	$ 2,140,000			

(1) Daily Simple SOFR

(2) Secured by mortgages on certain real estate assets. On January 13, 2023 the maturity date was extended to July 1, 2026 with one extension of one year available.

(3) Unsecured. On June 22, 2023, the maturity date was extended to June 22, 2027 with two six-month extensions available. On August 11, 2023, the capacity was increased by $60 million.

(4) Basis Rate as of December 31, 2023. Rate is subject to change based on the Company's investment grade rating.

As of December 31, 2023, the Company's percentage of fixed-rate debt to total debt was 73.4%. The weighted average interest rates of the Company's fixed and variable-rate debt were 3.9% and 6.6%, respectively. The combined weighted average interest rate was 4.6%.

EXTRA SPACE STORAGE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Amounts in thousands, except store and share data, unless otherwise stated

9. **DERIVATIVES**

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing and duration of the Company's known or expected cash payments principally related to the Company's borrowings.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income ("OCI") and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. A portion of these changes is excluded from accumulated other comprehensive income as it is allocated to noncontrolling interests. During the years ended December 31, 2023, 2022 and 2021, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. During 2024, the Company estimates that $19,010 will be reclassified as a decrease to interest expense.

The following table summarizes the terms of the Company's 15 active and four forward-starting derivative financial instruments, which have a total combined current notional amount of $1,448,566 as of December 31, 2023:

Hedge Product	Range of Notional Amounts	Strike	Effective Dates	Maturity Dates
Swap Agreements	$32,000 - $245,000	0.96% - 4.33%	6/27/2018 - 7/14/2025	1/29/2024 - 2/1/2028

Fair Values of Derivative Instruments

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets:

	Asset / Liability Derivatives	
Derivatives designated as hedging instruments:	**December 31, 2023**	**December 31, 2022**
Other assets	$ 26,183	$ 54,839
Other liabilities	$ 5,030	$ 73

Effect of Derivative Instruments

The tables below present the effect of the Company's derivative financial instruments on the consolidated statements of operations for the periods presented. No tax effect has been presented as the derivative instruments are held by the Company:

Type	Gain (loss) recognized in OCI for the Year Ended December 31,		Location of amounts reclassified from OCI into income	Gain (loss) reclassified from OCI for the Year Ended December 31,		
	2023	**2022**		**2023**	**2022**	**2021**
Swap Agreements	$ 8,730	$ 88,372	Interest expense	$ 41,541	$ (7,877)	$ (35,764)

Amounts in thousands, except store and share data, unless otherwise stated

Credit-Risk-Related Contingent Features

The Company has agreements with some of its derivative counterparties that contain provisions pursuant to which, the Company could be declared in default of its derivative obligations if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender.

The Company also has an agreement with some of its derivative counterparties that incorporates the loan covenant provisions of the Company’s indebtedness with a lender affiliate of the derivative counterparty. Failure to comply with the loan covenant provisions would result in the Company being in default on any derivative instrument obligations covered by the agreement.

As of December 31, 2023, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $5,082. As of December 31, 2023, the Company had not posted any collateral related to these agreements. If the Company had breached any of these provisions as of December 31, 2023, it could have been required to cash settle its obligations under these agreements at their termination value of $5,082.

10. STOCKHOLDERS’ EQUITY

The Company’s charter provides that it can issue up to 500,000,000 shares of common stock, $0.01 par value per share and 50,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2023, 211,278,803 shares of common stock were issued and outstanding, and no shares of preferred stock were issued or outstanding.

All holders of the Company's common stock are entitled to receive dividends and to one vote on all matters submitted to a vote of stockholders. The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company.

During the year ended December 31, 2023, the Company sold no shares of common stock.

On July 20, 2023, the Company issued 76,217,359 shares of its common stock for a total value of $11,353,338. This was based on an exchange ratio of 0.895 per share conversion of Life Storage common stock at the Company's closing share price on July 19, 2023 of $148.96 as part of the Life Storage Merger.

On January 7, 2022, the Company issued 186,766 shares of its common stock to acquire two stores for $40,965.

On August 9, 2021, the Company filed its $800,000 "at the market" equity program with the Securities and Exchange Commission using a shelf registration statement on Form S-3, and entered into separate equity distribution agreements with ten sales agents. No shares have been sold under the current "at the market" equity program. From January 1, 2021, through August 8, 2021, the Company sold 585,685 shares of common stock under its prior "at the market" equity program at an average sales price of $115.90 per share resulting in net proceeds of 66,617.

On March 23, 2021, the Company sold 1,600,000 shares of its common stock in a registered offering structured as a bought deal at a price of $129.13 per share resulting in net proceeds of 206,572.

On November 13, 2023, the Company's board of directors authorized a share repurchase program allowing for the repurchase of shares with an aggregate value up to $500,000. During the year ended December 31, 2023, no shares were repurchased. As of December 31, 2023, the Company had remaining authorization to repurchase shares with an aggregate value up to $500,000.

EXTRA SPACE STORAGE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Amounts in thousands, except store and share data, unless otherwise stated

11. NONCONTROLLING INTEREST REPRESENTED BY PREFERRED OPERATING PARTNERSHIP UNITS

Classification of Noncontrolling Interests

GAAP requires a company to present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section, but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and requires changes in ownership interest to be accounted for similarly as equity transactions. If noncontrolling interests are determined to be redeemable, they are to be carried at their redemption value as of the balance sheet date and reported as temporary equity.

The Company has evaluated the terms of the Operating Partnership's preferred units and classifies the noncontrolling interest represented by such preferred units as stockholders' equity in the accompanying consolidated balance sheets. The Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling amount as permanent equity in the consolidated balance sheets. Any noncontrolling interests that fail to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (1) the carrying amount, or (2) its redemption value as of the end of the period in which the determination is made.

At December 31, 2023 and 2022, the noncontrolling interests represented by the Preferred OP Units qualified for classification as permanent equity on the Company's consolidated balance sheets. The partnership agreement of the Operating Partnership (as amended, the "Partnership Agreement") provides for the designation and issuance of the OP Units. As of December 31, 2023 and 2022, noncontrolling interests in Preferred OP Units were presented net of notes receivable from Preferred Operating Partnership unit holders of $100,000 as of December 31, 2023 and 2022, respectively, as more fully described below. The balances for each of the specific preferred OP units as presented in the Statement of Noncontrolling Interests and Equity as of the periods indicated is as follows:

	December 31, 2023	December 31, 2022
Series A Units	$ —	$ 16,498
Series B Units	33,567	33,568
Series D Units	188,793	211,436
	$ 222,360	$ 261,502

Series A Participating Redeemable Preferred Units

The Partnership Agreement provides for the designation and issuance of the Series A Units. The Series A Units have priority over all other partnership interests of the Operating Partnership with respect to distributions and liquidation.

The Series A Units were issued in June 2007. Series A Units in the amount of $101,700 bear a fixed priority return of 2.3%, and originally had a fixed liquidation value of $115,000. The remaining balance participates in distributions with, and has a liquidation value equal to, that of the common OP Units. The Series A Units are redeemable at the option of the holder, which redemption obligation may be satisfied, at the Company's option, in cash or shares of its common stock. As a result of the redemption of 114,500 Series A Units in October 2014, the remaining fixed liquidation value was reduced to $101,700 which represents 875,480 Series A Units.

On June 25, 2007, the Operating Partnership loaned the holders of the Series A Units $100,000. The note receivable bears interest at 2.1%. The loan is secured by the borrower's Series A Units. No future redemption of Series A Units can be made unless the loan secured by the Series A Units is also repaid. The Series A Units are shown on the balance sheet net of the $100,000 loan because the borrower under the loan is also the holder of the Series A Units.

On January 25, 2023, the redemption obligation for all outstanding Series A Units was satisfied in $5,000 cash and 851,698 shares of its common stock, which was net of the noncash settlement of the $100,000 loan. As a result of this redemption, no Series A Units were outstanding as of December 31, 2023.

Amounts in thousands, except store and share data, unless otherwise stated

Series B Redeemable Preferred Units

The Partnership Agreement provides for the designation and issuance of the Series B Units. The Series B Units rank junior to the Series A Units, on parity with the Series C Units (defined below) and Series D Units, and senior to all other partnership interests of the Operating Partnership with respect to distributions and liquidation.

The Series B Units were issued in 2013 and 2014, have been redeemed at various times, and have a liquidation value of $25.00 per unit for a current fixed liquidation value of $33,567 which represents 1,342,727 Series B Units outstanding at December 31, 2023. Holders of the Series B Units receive distributions at an annual rate of 6.0%. These distributions are cumulative. The Series B Units became redeemable at the option of the holder on the first anniversary of the date of issuance, which redemption obligations may be satisfied at the Company's option in cash or shares of its common stock.

Series C Convertible Redeemable Preferred Units

The Partnership Agreement provides for the designation and issuance of the Series C Units. The Series C Units ranked junior to the Series A Units, on parity with the Series B Units and Series D Units, and senior to all other partnership interests of the Operating Partnership with respect to distributions and liquidation. As of December 31, 2023 and December 31, 2022, there were no outstanding Series C Units.

Series D Redeemable Preferred Units

The Partnership Agreement provides for the designation and issuance of the Series D Units. The Series D Units rank junior to the Series A Units, on parity with the Series B Units and Series C Units, and senior to all other partnership interest of the Operating Partnership with respect to distributions and liquidation.

The Series D Units have a liquidation value of $25.00 per unit, for a current fixed liquidation value of $188,793 which represents 7,551,735 Series D Units outstanding at December 31, 2023. Holders of the Series D Units receive distributions at an annual rate between 3.0% and 5.0%. These distributions are cumulative. The Series D Units become redeemable at the option of the holder on the first anniversary of the date of issuance, which redemption obligation may be satisfied at the Company's option in cash or shares of its common stock. In addition, certain of the Series D Units are exchangeable for common OP Units until the tenth anniversary of the date of issuance, with the number of common OP Units to be issued equal to $25.00 per Series D Unit, divided by the value of a share of common stock as of the exchange date.

In January 2023, 890,594 Series D units were redeemed for 154,307 shares of common stock. In November 2023, 15,093 Series D units were redeemed for cash of $377.

The Series D Units have been issued at various times from 2014 to 2022. On June 1, 2022, the Operating Partnership issued a total of 240,000 Series D Units valued at $6,000 in connection with the acquisition of Bargold.

Amounts in thousands, except store and share data, unless otherwise stated

12. NONCONTROLLING INTEREST IN OPERATING PARTNERSHIP AND OTHER NONCONTROLLING INTERESTS

Noncontrolling interest in Operating Partnership

The Company's interest in its stores is held through the Operating Partnership. Between its general partner and limited partner interests, the Company held a 95.2% majority ownership interest in the Operating Partnership as of December 31, 2023. The remaining ownership interests in the Operating Partnership (including Preferred OP Units) of 4.8% are held by certain former owners of assets acquired by the Operating Partnership. As of December 31, 2023 and 2022, the noncontrolling interests in the Operating Partnership are shown on the balance sheet net of notes receivable of $1,900 and $1,900, respectively, because the borrowers under the loan receivable are also holders of OP Units (Note 12). This loan receivable bears interest at 5.0% per annum and matures on December 15, 2024.

The noncontrolling interest in the Operating Partnership represents OP Units that are not owned by the Company. OP Units are redeemable at the option of the holder, which redemption may be satisfied at the Company's option in cash based upon the fair market value of an equivalent number of shares of the Company's common stock (based on the ten-day average trading price) at the time of the redemption, or shares of the Company's common stock on a one-for-one basis, subject to anti-dilution adjustments provided in the Operating Partnership agreement. As of December 31, 2023, the ten-day average closing stock price was $156.68 and there were 8,885,594 OP Units outstanding. Assuming that all of the OP Unit holders exercised their right to redeem all of their OP Units on December 31, 2023 and the Company elected to pay the OP Unit holders cash, the Company would have paid $1,392,195 in cash consideration to redeem the units.

OP Unit activity is summarized as follows for the periods presented:

	For the Year Ended December 31,		
	2023	2022	2021
OP Units redeemed for common stock	2,803	—	165,652
OP Units redeemed for cash	1,000	24,824	4,500
Cash paid for OP Units redeemed	$ 108	$ 4,617	$ 788
OP Units issued in conjunction with business combination and acquisitions	1,674,748	711,037	897,803
Value of OP Units issued in conjunction with business combination and acquisitions	$ 249,470	$ 141,000	$ 188,319

GAAP requires a company to present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations and requires changes in ownership interest to be accounted for similarly as equity transactions. If noncontrolling interests are determined to be redeemable, they are to be carried at their redemption value as of the balance sheet date and reported as temporary equity.

The Company has evaluated the terms of the common OP Units and classifies the noncontrolling interest represented by the common OP Units as stockholders' equity in the accompanying consolidated balance sheets. The Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling amount as permanent equity in the consolidated balance sheets. Any noncontrolling interests that fail to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (1) the carrying amount, or (2) its redemption value as of the end of the period in which the determination is made.

Other Noncontrolling Interests

Other noncontrolling interests represent the ownership interest of partners in nine consolidated joint ventures as of December 31, 2023. These joint ventures have ownership in 12 stores; two are operating and the remaining are under development. The voting interests of the partners are 31% or less.

Amounts in thousands, except store and share data, unless otherwise stated

13. LEASES

Lessee Accounting

The Company accounts for leases under ASC 842, *"Leases."* Right-of-use assets associated with operating leases are included in “Real estate assets - operating lease right-of-use assets” and operating lease liabilities are included in “Operating lease liabilities” on the Company's consolidated balance sheets. Right-of-use assets associated with finance leases are included in "Real estate assets, net" and finance lease liabilities are included in "Other liabilities" on the Company's consolidated balance sheets.

During the year ended December 31, 2023, the Company recorded no new finance lease right-of-use assets and finance lease liabilities.

The Company is lessee under several types of lease agreements. Generally, these leases fall into the following categories:

- Leases of real estate at 65 stores classified as wholly-owned or in consolidated joint ventures. These leases generally have original lease terms between 10-99 years. Under these leases, the Company typically has the option to extend the lease term for additional terms of 5-35 years.
- Leases of its corporate offices and call center. These leases have original lease terms between five and 14 years, with no extension options. In 2021 the Company modified and extended the lease of its corporate offices to add additional space and extend the lease until 2034.
- Leases of 18 regional offices. These leases have original lease terms between three and five years. The Company has the option on certain of these leases to extend the lease term for up to three additional years.
- Leases of small district offices. These leases generally have terms of 12 months or less. The Company has made an election to account for these under the short-term lease exception outlined under ASC 842. Therefore, no lease assets or liabilities are recorded related to these leases.

The Company has included lease extension options in the lease term for calculations of its right-of-use assets and liabilities related to the real estate asset leases at its stores when it is reasonably certain that the Company plans to extend the lease terms as the options arise.

Several of the leases of real estate at the Company’s stores include escalation clauses based on an index or rate, such as the Consumer Price Index (CPI). The Company included these lease payments in its calculations of right-of-use assets and liabilities based on the prevailing index or rate as of the adoption date. The Company will recognize changes to these variable lease payments in earnings in the period of change.

One of the real estate leases includes variable lease payments that are based upon a percentage of gross revenues. Certain other leases include additional variable payments relating to a percentage of sales in excess of a specified amount, common area maintenance, property taxes, and similar items. These payments are variable lease payments that do not depend on an index or rate and are excluded from the measurement of the lease liabilities and right-of-use-assets for these leases. The Company will recognize costs from these variable lease payments in the period in which the obligation for those payments is incurred.

As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available surrounding the Company’s unsecured borrowing rates and implied secured spread at the lease commencement date in determining the present value of lease payments. These discount rates vary depending on the term of the specific leases.

EXTRA SPACE STORAGE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Amounts in thousands, except store and share data, unless otherwise stated

Following is information on our total lease costs as of the period indicated:

	For the Year Ended December 31,			
	2023		**2022**	
Finance lease cost:				
Amortization of finance lease right-of-use assets	$	3,961	$	3,751
Interest expense related to finance lease liabilities		4,483		4,018
Operating lease cost		35,783		32,182
Variable lease cost		11,632		11,287
Short-term lease cost		24		32
Total lease cost	$	55,883	$	51,270
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash outflows for finance lease payments	$	4,483	$	4,018
Operating cash outflows for operating lease payments		29,234		25,384
Total cash flows for lease liability measurement	$	33,717	$	29,402
Right-of-use assets obtained in exchange for new operating lease liabilities	$	265	$	16,298
Right-of-use assets obtained in exchange for new finance lease liabilities	$	—	$	6,823
Weighted average remaining lease term - finance leases (years)		54.00		54.16
Weighted average remaining lease term - operating leases (years)		18.68		20.03
Weighted average discount rate - finance leases		3.31 %		3.31 %
Weighted average discount rate - operating leases		3.91 %		3.65 %

The following table presents information about the Company's undiscounted cash flows on an annual basis for operating and finance leases, including a reconciliation of the undiscounted cash flows to the finance lease and operating lease liabilities recognized in the Company's consolidated balance sheets:

	Operating		**Finance**		**Total**	
2024	$	34,983	$	6,542	$	41,525
2025		34,919		6,572		41,491
2026		35,245		6,715		41,960
2027		35,635		6,842		42,477
2028		36,194		6,953		43,147
Thereafter		131,194		353,983		485,177
Total	$	308,170	$	387,607	$	695,777
Present value adjustments		(71,655)		(244,004)		(315,659)
Lease liabilities	$	236,515	$	143,603	$	380,118

EXTRA SPACE STORAGE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Amounts in thousands, except store and share data, unless otherwise stated

Lessor Accounting

The Company's property rental revenue is primarily related to rents received from tenants at its operating stores. The Company's leases with its self-storage tenants are generally on month-to-month terms, include automatic monthly renewals, allow flexibility to increase rental rates over time as market conditions permit, and provide for the collection of contingent fees such as late fees. These leases do not include any terms or conditions that allow the tenants to purchase the leased space. All self-storage leases for which the Company acts as lessor have been classified as operating leases. The real estate assets related to the Company's stores are included in "Real estate assets, net" on the Company's condensed consolidated balance sheets and are presented at historical cost less accumulated depreciation and impairment, if any. Rental income related to these operating leases is included in "Property rental" revenue on the Company's condensed consolidated statements of operations, and is recognized each month during the month-to-month terms at the rental rate in place during each month.

14.   STOCK-BASED COMPENSATION

As of December 31, 2023, 477,624 shares were available for issuance under the Company's 2015 Incentive Award Plan (the "Plan").

Options are exercisable once vested. Options are exercisable at such times and subject to such terms as determined by the Compensation Committee, but under no circumstances may be exercised if such exercise would cause a violation of the ownership limit in the Company's charter. Options expire 10 years from the date of grant.

As defined under the terms of the Plan, restricted stock grants may be awarded. The stock grants are subject to a vesting period over which the restrictions are released and the stock certificates are given to the grantee. During the vesting period, the grantee is not permitted to sell, transfer, pledge, encumber or assign shares of restricted stock granted under the Plan; however, the grantee has the ability to vote the shares and receive nonforfeitable dividends paid on shares. Unless otherwise determined by the Compensation Committee at the time of grant, the forfeiture and transfer restrictions on the shares lapse over a one-year period or a four-year period beginning on the date of grant. For actions taken prior to July 2020, references to the Compensation Committee refer to its predecessor, the CNG Committee; the Board split the CNG Committee into two committees, the Compensation Committee and the Nominating and Governance Committee, effective July 1, 2020.

Option Grants

A summary of stock option activity is as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value as of December 31, 2022
Outstanding at December 31, 2020	71,594	$ 74.54		
Exercised	(62,322)	73.36		
Outstanding at December 31, 2021	9,272	$ 82.47		
Exercised	—	—		
Outstanding at December 31, 2022	9,272	82.47		
Exercised	—	—		
Outstanding at December 31, 2023	9,272	$ 82.47	1.98	$1,338
Vested	9,272	$ 82.47	1.98	$1,338
Ending Exercisable	9,272	$ 82.47	1.98	$1,338

The aggregate intrinsic value in the table above represents the total value (the difference between the Company's closing stock price on the last trading day of 2023 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2023. The amount of

Amounts in thousands, except store and share data, unless otherwise stated

aggregate intrinsic value will change based on the fair market value of the Company's stock. The total intrinsic value of options exercised for the years ended December 31, 2023, 2022 and 2021 was $0, $0 and $3,925, respectively.

There have been no options granted since 2016. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes model incorporates assumptions to value stock-based awards. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the estimated life of the option. The Company uses actual historical data to calculate the expected price volatility, dividend yield and average expected term. The forfeiture rate, which is estimated at a weighted-average of 4.6% of unvested options outstanding as of December 31, 2023, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimates.

A summary of stock options outstanding and exercisable as of December 31, 2023, is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	**Shares**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
$65.36 - $65.36	1,582	1.15	$ 65.36	1,582	$ 65.36
$85.99 - $85.99	7,690	2.15	85.99	7,690	85.99

The Company recorded no compensation expense relating to outstanding options in general and administrative expense for the years ended December 31, 2023, 2022 and 2021. Net proceeds received for the years ended December 31, 2023, 2022 and 2021, related to option exercises was $0, $0 and $4,572, respectively. At December 31, 2023, there was no unrecognized compensation expense related to non-vested stock options under the Plan.

Common Stock Granted to Employees and Directors

The Company recorded $14,205, $12,086 and $9,260 of expense in general and administrative expense in its statement of operations related to restricted stock awards granted to employees and directors for the years ended December 31, 2023, 2022 and 2021, respectively. The forfeiture rate, which is estimated at a weighted-average of 10.0% of unvested awards outstanding as of December 31, 2023, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimates. At December 31, 2023 there was $20,222 of total unrecognized compensation expense related to non-vested restricted stock awards under the Plan. That cost is expected to be recognized over a weighted-average period of 2.09 years. The fair value of common stock awards is determined based on the closing trading price of the Company's common stock on the grant date.

Amounts in thousands, except store and share data, unless otherwise stated

A summary of the Company's employee and director share grant activity is as follows:

Restricted Stock Grants	Shares	Weighted-Average Grant-Date Fair Value
Unreleased at December 31, 2020	209,032	$ 95.86
Granted	99,802	132.75
Released	(96,248)	91.65
Cancelled	(12,808)	113.89
Unreleased at December 31, 2021	199,778	$ 115.16
Granted	105,677	201.12
Released	(86,781)	112.31
Cancelled	(10,614)	147.03
Unreleased at December 31, 2022	208,060	$ 158.38
Granted	98,263	158.04
Released	(90,662)	147.21
Cancelled	(10,084)	165.36
Unreleased at December 31, 2023	205,577	$ 162.81

Performance-based Stock Units

The performance-based stock units (the "PSUs") granted to executives represent the right to earn shares of the Company's common stock. These awards have two financial performance components: (1) the Company's core FFO performance ("FFO Target"), and (2) the Company's total stockholder return relative to the performance of a defined group of peers ("TSR Target"). Each of these performance components are weighted 50% and are measured over the performance period, which is defined as the three-year period ending December 31 from the year of grant. At the end of the performance period, the financial performance components are reviewed to determine the number of shares actually granted to executives, which can be as low as zero shares and up to a maximum of two shares issued for each PSU. A summary of the PSU activity is as follows:

Performance-Based Stock Units	Units	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2020	123,311	$ 104.25
Granted	40,832	138.04
Released	(28,735)	$ 117.19
Unvested at December 31, 2021	135,408	$ 111.69
Granted	61,085	223.96
Released	(49,334)	$ 194.21
Unvested at December 31, 2022	147,159	$ 130.63
Granted	86,795	207.28
Released	(45,242)	$ 162.18
Unvested at December 31, 2023	188,712	$ 158.32

Amounts in thousands, except store and share data, unless otherwise stated

The Company recorded $12,433, $9,299 and $8,043 of expense in general and administrative expense in its statement of operations related to PSUs granted to employees for the years ended December 31, 2023, 2022 and 2021, respectively. The Company estimated the fair value of the PSUs as of the grant date, using the closing trading price of the Company's common stock on the grant date to value the FFO Target portion. A Monte Carlo simulation model was used to calculate the fair value of the TSR Target portion of the PSUs, using the following assumptions:

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Intrinsic value	$30,256	$21,659	$30,701
Risk-free rate	4.6%	1.8%	0.22%
Volatility	29.3%	29.3%	28.5%
Expected term (in years)	2.8	2.9	2.9
Dividend yield	—%	—%	—%
Unrecognized compensation cost	$18,798	$13,241	$8,859
Term over which compensation cost recognized (in years)	3	3	3

Under the terms of the PSUs, dividends for the entire measurement period are paid in cash when the shares are released, so a dividend yield of zero was used. The valuation model applied in this calculation utilizes subjective assumptions that could potentially change over time, including the probabilities associated with achieving the FFO Targets (categorized within Level 3 of the fair value hierarchy). Therefore, the amount of unrecognized compensation expense at December 31, 2023 noted above does not necessarily represent the expense that will ultimately be realized by the Company in the statement of operations.

15. EMPLOYEE BENEFIT PLAN

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code under which eligible employees can contribute up to 60% of their annual salary, subject to a statutory prescribed annual limit. For the years ended December 31, 2023, 2022 and 2021, the Company made matching contributions to the plan of $6,576, $5,169, and $4,239 respectively, based on 100% of the first 3% and up to 50% of the next 2% of an employee’s compensation.

16. INCOME TAXES

As a REIT, the Company is generally not subject to U.S. federal income tax with respect to that portion of its income which is distributed annually to its stockholders. However, the Company has elected to treat certain of its corporate subsidiaries, including Extra Space Management, Inc., as a TRS. In general, a TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate related business. A TRS is subject to U.S. federal corporate income tax and may be subject to state and local income taxes. The Company accounts for income taxes in accordance with the provisions of ASC 740, *“Income Taxes.”* Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. The Company has elected to use the Tax-Law-Ordering approach to determine when excess tax benefits will be realized.

On August 16, 2022, President Biden signed into law the Inflation Reduction Act (“IRA”). The provisions include the new Corporate Alternative Minimum Tax (“CAMT”), an excise tax on stock buybacks, and significant tax incentives for energy and climate initiatives, and all of these provisions were effective for tax year 2023. The Company has evaluated the impact of these provisions and does not expect the enactment of these provisions to have a material impact on the Company's consolidated financial statements.

Amounts in thousands, except store and share data, unless otherwise stated

The income tax provision for the years ended December 31, 2023, 2022 and 2021, is comprised of the following components:

	For the Year Ended December 31, 2023		
	Federal	State	Total
Current expense	$ 26,516	$ 6,035	$ 32,551
Tax credits/true-up	(7,742)	—	(7,742)
Change in deferred expense/(benefit)	(4,151)	901	(3,250)
Total tax expense	$ 14,623	$ 6,936	$ 21,559

	For the Year Ended December 31, 2022		
	Federal	State	Total
Current expense	$ 20,592	$ 4,546	$ 25,138
Tax credits/true-up	(6,071)	31	(6,040)
Change in deferred expense	1,909	(82)	1,827
Total tax expense	$ 16,430	$ 4,495	$ 20,925

	For the Year Ended December 31, 2021		
	Federal	State	Total
Current expense	$ 21,017	$ 3,520	$ 24,537
Tax credits/true-up	(4,979)	(138)	(5,117)
Change in deferred benefit	818	86	904
Total tax expense	$ 16,856	$ 3,468	$ 20,324

A reconciliation of the statutory income tax provisions to the effective income tax provisions for the periods indicated is as follows:

	For the Year Ended December 31,					
	2023		2022		2021	
Expected tax at statutory rate	$ 183,111	21.0 %	$ 197,887	21.0 %	$ 188,600	21.0 %
Non-taxable REIT income	(161,316)	(18.5)%	(172,966)	(18.4)%	(166,137)	(18.5)%
State and local tax expense - net of federal benefit	8,779	1.0 %	4,160	0.4 %	3,259	0.4 %
Change in valuation allowance	(1,148)	(0.1)%	(1,093)	(0.1)%	(1,061)	(0.1)%
Tax credits/true-up	(7,742)	(0.9)%	(6,040)	(0.6)%	(5,117)	(0.6)%
Miscellaneous	(125)	— %	(1,023)	(0.1)%	780	0.1 %
Total provision	$ 21,559	2.5 %	$ 20,925	2.2 %	$ 20,324	2.3 %

Amounts in thousands, except store and share data, unless otherwise stated

The major sources of temporary differences stated at their deferred tax effects are as follows:

	December 31, 2023	December 31, 2022
Deferred tax liabilities:		
Fixed assets	$ (36,572)	$ (32,551)
Operating and Finance lease right-of-use assets	(6,831)	(6,610)
Other	(37)	(48)
State deferred taxes	(4,564)	(3,607)
Captive insurance subsidiary	(10,760)	—
Total deferred tax liabilities	(58,764)	(42,816)
Deferred tax assets:		
Captive insurance subsidiary	509	335
Accrued liabilities	3,015	2,541
Stock compensation	3,961	3,467
Operating and Finance lease liabilities	9,013	8,418
Other	502	48
State deferred taxes	2,581	5,232
Total deferred tax assets	19,581	20,041
Valuation allowance	—	(1,148)
Net deferred income tax liabilities	$ (39,183)	$ (23,923)

The state income tax net operating losses expire between 2024 and 2043. The valuation allowance associated with the state income tax net operating losses was released in 2023. The tax years 2019 through 2022 remain open related to the state returns, and 2020 through 2022 for the federal returns.

17. SEGMENT INFORMATION

The Company’s segment disclosures present the measure used by the chief operating decision makers ("CODMs") for purposes of assessing each segment’s performance. The Company’s CODMs are comprised of several members of its executive management team who use net operating income ("NOI") to assess the performance of the business for the Company’s reportable operating segments. The Company’s segments are comprised of two reportable segments: (1) self-storage operations and (2) tenant reinsurance. NOI for self-storage operations represents total property revenue less direct property operating expenses. NOI for tenant reinsurance represents tenant reinsurance revenues less tenant reinsurance expense.

The self-storage operations activities include rental operations of wholly-owned stores and Bargold. The Company's consolidated revenues equal total segment revenues plus property management fees and other income. Tenant reinsurance activities include the reinsurance of risks relating to the loss of goods stored by tenants in the stores operated by the Company. Excluded from segment revenues and net operating income is property management fees and other income.

Amounts in thousands, except store and share data, unless otherwise stated

For all periods presented, substantially all real estate assets, intangible assets, other assets, and accrued and other liabilities are associated with the self-storage operations segment. Financial information for the Company's business segments is set forth below:

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenues:			
Self-Storage Operations	$ 2,222,578	$ 1,654,735	$ 1,340,990
Tenant Reinsurance	235,680	185,531	170,108
Total segment revenues	$ 2,458,258	$ 1,840,266	$ 1,511,098
Operating expenses:			
Self-Storage Operations	$ 612,036	$ 435,342	$ 368,608
Tenant Reinsurance	58,874	33,560	29,488
Total segment operating expenses	$ 670,910	$ 468,902	$ 398,096
Net operating income:			
Self-Storage Operations	$ 1,610,542	$ 1,219,393	$ 972,382
Tenant Reinsurance	176,806	151,971	140,620
Total segment net operating income:	$ 1,787,348	$ 1,371,364	$ 1,113,002
Total segment net operating income	$ 1,787,348	$ 1,371,364	$ 1,113,002
Other components of net income:			
Property management fees and other income	101,986	83,904	66,264
Transaction costs	—	(1,548)	—
Life Storage Merger transition costs	(66,732)	—	—
General and administrative expense	(146,408)	(129,251)	(102,194)
Depreciation and amortization expense	(506,053)	(288,316)	(241,879)
Gain on real estate transactions	—	14,249	140,760
Interest expense	(419,035)	(219,171)	(166,183)
Non-cash interest expense related to amortization of discount on equity component of exchangeable senior notes	(18,786)	—	—
Interest income	84,857	69,422	49,703
Equity in earnings and dividend income from unconsolidated real estate entities	54,835	41,428	32,358
Equity in earnings of unconsolidated real estate ventures - gain on sale of real estate assets	—	—	6,251
Income tax expense	(21,559)	(20,925)	(20,324)
Net income	$ 850,453	$ 921,156	$ 877,758

Amounts in thousands, except store and share data, unless otherwise stated

18. COMMITMENTS AND CONTINGENCIES

As of December 31, 2023, the Company was under agreement to acquire 8 stores at a total purchase price of $73,811. Eight stores are scheduled to close in 2024 and none are scheduled to close in 2025. Additionally, the Company is under agreement to acquire two stores in 2024 with joint venture partners, for a total investment of $2,764.

The Company is involved in various legal proceedings and is subject to various claims and complaints arising in the ordinary course of business. Because litigation is inherently unpredictable, the outcome of these matters cannot presently be determined with any degree of certainty. In accordance with applicable accounting guidance, management establishes an accrued liability for litigation when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. The estimated loss, if any, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and known and unknown uncertainties. The Company could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations in any particular period, notwithstanding the fact that the Company is currently vigorously defending any legal proceedings against it. As of December 31, 2023, the Company was involved in various legal proceedings and was subject to various claims and complaints arising in the ordinary course of business. In the opinion of management, such litigation, claims and complaints are not expected to have a material adverse effect on the Company's financial condition or results of operations.

Although there can be no assurance, the Company is not aware of any material environmental liability, for which it believes it will be ultimately responsible, that could have a material adverse effect on its financial condition or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company's properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to its properties could result in future material environmental liabilities.

Extra Space Storage Inc.
Schedule III
Real Estate and Accumulated Depreciation
(Dollars in thousands)
As of December 31, 2023

Self - Storage Facilities by State:	Store Count	Debt	Land Initial Cost	Building and Improvements Initial Cost	Adjustments and Costs to Land and Building Subsequent to Acquisition	Gross carrying amount at December 31, 2023			Accumulated Depreciation
						Land	Building and Improvements	Total	
AL	37	$ 5,686	$ 52,358	$ 380,499	$ 5,593	$ 52,356	$ 386,094	$ 438,450	$ 18,152
AZ	46	22,349	135,775	523,811	14,566	135,774	538,378	674,152	44,843
CA	218	328,992	921,260	2,322,145	250,704	919,806	2,574,302	3,494,108	436,926
CO	27	26,374	49,985	192,497	20,004	50,703	211,783	262,486	33,009
CT	23	6,399	43,453	373,628	6,530	43,452	380,158	423,610	18,276
FL	245	167,386	672,426	2,894,604	122,780	674,576	3,015,234	3,689,810	239,687
GA	119	78,837	303,954	1,179,911	47,713	303,941	1,227,636	1,531,577	123,363
HI	14	—	29,836	160,978	22,962	29,836	183,939	213,775	43,351
ID	2	—	4,047	25,235	59	4,047	25,294	29,341	812
IL	105	16,231	210,472	1,107,463	43,952	209,924	1,151,964	1,361,888	82,109
IN	91	—	64,531	494,467	14,626	64,875	524,169	589,044	34,445
KS	1	—	366	1,897	1,150	366	3,047	3,413	1,555
KY	15	30,470	10,026	88,389	21,129	10,799	108,745	119,544	21,462
LA	10	—	16,673	126,604	5,591	16,674	132,194	148,868	8,844
MA	64	39,808	120,291	534,152	65,286	120,472	599,257	719,729	123,019
MD	44	74,081	157,195	450,952	36,025	156,605	487,567	644,172	111,043
ME	5	—	2,352	86,339	195	2,352	86,534	88,886	926
MI	8	4,301	10,900	63,388	6,630	10,900	70,018	80,918	13,061
MN	8	—	14,925	104,513	6,940	14,925	111,453	126,378	10,240
MO	28	—	31,800	347,070	8,250	31,758	355,362	387,120	13,743
MS	7	—	9,053	82,098	1,977	9,052	84,076	93,128	5,559
NC	52	—	93,492	557,728	14,431	93,489	572,161	665,650	32,134
NH	17	—	50,952	195,719	1,735	51,015	197,391	248,406	5,097
NJ	88	99,207	308,001	1,071,004	70,630	313,354	1,136,281	1,449,635	209,349
NM	11	25,153	31,826	68,779	6,909	31,826	75,689	107,515	17,000
NV	33	30,458	97,497	469,028	9,504	97,497	478,532	576,029	23,846
NY	79	12,895	340,256	1,195,359	66,207	340,991	1,260,831	1,601,822	105,190
OH	50	10,140	71,460	388,236	13,917	71,459	402,154	473,613	24,721
OK	4	—	3,917	28,534	159	3,917	28,693	32,610	429

Self - Storage Facilities by State:	Store Count	Debt	Land Initial Cost	Building and Improvements Initial Cost	Adjustments and Costs to Land and Building Subsequent to Acquisition	Gross carrying amount at December 31, 2023			Accumulated Depreciation
						Land	Building and Improvements	Total	
OR	8	23,904	15,066	68,044	2,938	15,066	70,982	86,048	14,126
PA	31	10,635	57,671	356,325	29,609	56,997	386,607	443,604	46,425
RI	6	3,712	6,132	55,033	1,793	6,131	56,827	62,958	4,517
SC	40	27,701	65,032	385,333	13,408	65,036	398,737	463,773	41,190
TN	29	44,491	50,603	252,731	15,296	50,603	268,027	318,630	36,356
TX	241	104,794	534,804	2,603,707	97,822	534,655	2,701,678	3,236,333	212,009
UT	10	16,265	9,008	39,295	9,775	9,008	49,070	58,078	15,445
VA	73	56,422	198,998	842,848	37,952	198,998	880,800	1,079,798	127,878
WA	14	4,874	51,011	147,943	13,780	51,013	161,720	212,733	19,542
WI	1	—	1,076	16,054	70	1,076	16,123	17,199	173
DC	1	7,540	14,394	18,172	634	14,394	18,806	33,200	3,904
Other corporate assets		—	—	—	245,910	—	245,910	245,910	92,553
Intangible tenant relationships and lease rights		—	—	348,762	—	—	348,762	348,762	204,135
Construction in Progress/ Undeveloped Land		—	22,985	2,779	124,265	34,987	118,745	153,732	—
Right of use asset - finance lease		—	—	—	143,841	—	143,843	143,843	3,960
Totals [1]	1,905	$ 1,279,105	$ 4,885,859	$ 20,652,053	$ 1,623,247	$ 4,904,705	$ 22,275,573	$ 27,180,278	$ 2,624,404

(1) No right-of-use assets related to operating leases are included in the ending net real estate assets information above.

Extra Space Storage Inc. Schedule III (continued)

Activity in real estate facilities during the years ended December 31, 2023, 2022 and 2021 is as follows:

		2023		2022		2021
Operating facilities						
Balance at beginning of year	$	12,084,025	$	10,643,722	$	9,507,788
Acquisitions		14,715,285		1,390,463		1,500,703
Improvements		175,932		95,282		80,131
Transfers from construction in progress		87,485		70,565		62,462
Dispositions and other		(1,194)		(116,007)		(507,362)
Balance at end of year	$	27,061,533	$	12,084,025	$	10,643,722
Accumulated depreciation:						
Balance at beginning of year	$	2,138,395	$	1,868,321	$	1,681,429
Depreciation expense		486,010		276,155		230,445
Dispositions and other		—		(6,081)		(43,553)
Balance at end of year	$	2,624,405	$	2,138,395	$	1,868,321
Real estate under development/redevelopment:						
Balance at beginning of year	$	52,348	$	59,248	$	67,443
Current development		153,920		63,597		54,267
Transfers to operating facilities		(87,523)		(70,565)		(62,462)
Dispositions and other		—		68		—
Balance at end of year	$	118,745	$	52,348	$	59,248
Net non-lease real estate assets	$	24,555,873	$	9,997,978	$	8,834,649

(1) No right-of-use assets related to operating leases are included in the ending net real estate assets information above.

As of December 31, 2023, the aggregate cost of real estate for U.S. federal income tax purposes was $17,961,173.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

(i) Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information required to be disclosed in the reports we file pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have a disclosure committee that is responsible for considering the materiality of information and determining the disclosure obligations of the Company on a timely basis. The disclosure committee meets quarterly and reports directly to our Chief Executive Officer and Chief Financial Officer.

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

(ii) Internal Control over Financial Reporting

1. Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our independent registered public accounting firm, Ernst & Young LLP, has issued the following attestation report over our internal control over financial reporting.

(b) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Extra Space Storage Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Extra Space Storage Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Extra Space Storage Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 8 and our report dated February 29, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 29, 2024

(c) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) that occurred during our most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

On December 18, 2023, Joseph D. Margolis, our Chief Executive Officer and Director, terminated a Rule 10b5-1 trading arrangement intended to satisfy the affirmative defense of Rule 10b5-1(c) and originally adopted on February 24, 2023, for the sale of up to 20,000 shares of our common stock until January 3, 2024.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Item 10.   Directors, Executive Officers and Corporate Governance

Information required by this item is incorporated by reference to the information set forth under the captions "Executive Officers," and "Information About the Board of Directors and its Committees" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2023.

We have adopted a Code of Business Conduct and Ethics in compliance with rules of the SEC that applies to all of our personnel, including our board of directors, Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Business Conduct and Ethics is available free of charge on the "Investor Relations—Corporate Governance" section of our web site at www.extraspace.com. We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our web site at the address and location specified above.

The board of directors has adopted Corporate Governance Guidelines and charters for our Audit Committee and Compensation, Nominating and Governance Committee, each of which is posted on our website at the address and location specified above. Investors may obtain a free copy of the Code of Business Conduct and Ethics, the Corporate Governance Guidelines and the committee charters by contacting the Investor Relations Department at 2795 East Cottonwood Parkway, Suite 300, Salt Lake City, Utah 84121, Attn: Jeff Norman or by telephoning (801) 365-4600.

Item 11.   Executive Compensation

Information with respect to executive compensation is incorporated by reference to the information set forth under the caption "Executive Compensation" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2023.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference to the information set forth under the captions "Executive Compensation" and "Security Ownership of Directors and Officers" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2023.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions is incorporated by reference to the information set forth under the captions "Information about the Board of Directors and its Committees" and "Review and Approval of Related Party Transactions" in our Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2023.

Item 14.   Principal Accounting Fees and Services

Information with respect to principal accounting fees and services is incorporated by reference to the information set forth under the caption "Ratification of the Engagement of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for 2023" in our Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2023.

Item 15.   **Exhibits and Financial Statement Schedules**

(a) Documents filed as part of this report:

(1) and (2). All Financial Statements and Financial Statement Schedules filed as part of this Annual Report on 10-K are included in Item 8—"Financial Statements and Supplementary Data" of this Annual Report on 10-K and reference is made thereto.

(3) The following documents are filed or incorporated by references as exhibits to this report:

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	**Date**	**Number**	
2.1	Agreement and Plan of Merger, dated as of April 2, 2023, by and among Extra Space Storage Inc., Extra Space Storage LP, Eros Merger Sub, LLC, Eros OP Merger Sub, LLC, Life Storage, Inc. and Life Storage LP	8-K	April 3, 2023	2.1	
2.2	Amendment to Agreement and Plan of Merger, dated as of May 18, 2023, by and among Extra Space Storage Inc., Extra Space Storage LP, Eros Merger Sub, LLC, Eros OP Merger Sub, LLC, Life Storage, Inc. and Life Storage LP	8-K	July 20, 2023	2.2	
3.1	Amended and Restated Articles of Incorporation of Extra Space Storage Inc.	S-11	August 10, 2004	3.1	
3.2	Articles of Amendment of Extra Space Storage Inc., dated September 28, 2007.	8-K	October 3, 2007	3.1	
3.3	Articles of Amendment of Extra Space Storage Inc., dated August 29, 2013.	8-K	August 29, 2013	3.1	
3.4	Articles of Amendment of Extra Space Storage Inc., dated May 21, 2014.	8-K	May 28, 2014	3.1	
3.5	Second Amended and Restated Bylaws of Extra Space Storage Inc.	8-K	January 17, 2018	3.1	
3.6	Fourth Amended and Restated Agreement of Limited Partnership of Extra Space Storage LP.	8-K	December 6, 2013	10.1	
4.1	Junior Subordinated Note	10-K	February 26, 2010	4.3	
4.2	Description of Securities	10-K	February 25, 2020	4.6	
4.3	Indenture, dated as of May 11, 2021, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Wells Fargo Bank, National Association, as trustee.	8-K	May 11, 2021	4.1	
4.4	First Supplemental Indenture, dated as of May 11, 2021, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Wells Fargo Bank, National Association, as trustee, including the form of the Notes and the Guarantee.	8-K	May 11, 2021	4.2	
4.5	Second Supplemental Indenture, dated as of September 22, 2021, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Wells Fargo Bank, National Association, as trustee, including the form of the Notes and the Guarantee.	8-K	September 22, 2021	4.2	
4.6	Third Supplemental Indenture, dated as of March 31, 2022, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	March 31, 2022	4.2	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	**Date**	**Number**	
4.7	Fourth Supplemental Indenture, dated as of March 28, 2023, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	March 28, 2023	4.2	
4.8	Fifth Supplemental Indenture, dated as of June 16, 2023, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	June 16, 2023	4.2	
4.9	Sixth Supplemental Indenture, dated as of July 25, 2023, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	July 25, 2023	4.4	
4.10	Seventh Supplemental Indenture, dated as of July 25, 2023, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	July 25, 2023	4.5	
4.11	Eighth Supplemental Indenture, dated as of July 25, 2023, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	July 25, 2023	4.6	
4.12	Ninth Supplemental Indenture, dated as of July 25, 2023, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	July 25, 2023	4.7	
4.13	Tenth Supplemental Indenture, dated as of July 25, 2023, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	July 25, 2023	4.8	
4.14	Eleventh Supplemental Indenture, dated as of December 1, 2023, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	December 1, 2023	4.2	
4.15	Twelfth Supplemental Indenture, dated as of January 19, 2024, among Extra Space Storage LP, as issuer, Extra Space Storage Inc., ESS Holdings Business Trust I and ESS Holdings Business Trust II, as guarantors, and Computershare Trust Company, N.A., as trustee, including the form of the Notes and the Guarantee.	8-K	January 19, 2024	4.2	
4.16	Base Indenture, dated as of June 20, 2016, among Life Storage, Inc., Life Storage LP and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to the Current Report on Form 10-K filed by Life Storage Inc. on February 24, 2023).	8-K	July 25, 2023	4.1	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
4.17	Sixth Supplemental Indenture, dated as of July 25, 2023, among Life Storage LP, as issuer, Life Storage LLC, as parent guarantor, and Computershare Trust Company, N.A., as trustee.	8-K	July 25, 2023	4.2	
10.1	Joint Venture Agreement, dated June 1, 2004, by and between Extra Space Storage LLC and Prudential Financial, Inc.	S-11/A	July 26, 2004	10.14	
10.2	Registration Rights Agreement, dated June 20, 2005, among Extra Space Storage Inc. and the investors named therein.	8-K	June 24, 2005	10.2	
10.3	Promissory Note, dated June 25, 2007, among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe.	8-K	June 26, 2007	10.2	
10.4	Pledge Agreement, dated June 25, 2007, among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe.	8-K	June 26, 2007	10.3	
10.5	Membership Interest Purchase Agreement, dated as of April 13, 2012, between Extra Space Properties Sixty Three LLC and PRISA III Co-Investment LLC.	8-K	April 16, 2012	10.1	
10.6	Letter Agreement, dated as of November 22, 2013, amending the Contribution Agreement, dated June 15, 2007, among Extra Space Storage LP and various limited partnerships affiliated with AAAAA Rent-A-Space, and the Promissory Note, dated June 25, 2007, among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe.	10-Q	May 8, 2014	10.1	
10.7	Letter Agreement, dated April 18, 2017, amending the Promissory Note and Waiving a Portion of the Series A Preferred Priority Return, among Extra Space Storage LP, ESS Holdings Business Trust I, H. James Knuppe and Barbara Knuppe.	10-Q	May 5, 2017	10.1	
10.8*	Extra Space Storage Inc. Executive Change in Control Plan.	8-K	August 31, 2010	10.1	
10.9*	2015 Incentive Award Plan	DEFA 14A	April 14, 2015	Definitive Proxy Statement	
10.10*	Form of 2015 Incentive Award Plan Performance Stock Award Agreement	10-K	February 26, 2020	10.13	
10.11*	2004 Long-Term Compensation Incentive Plan as amended and restated effective March 25, 2008	DEFA 14A	April 14, 2008	Definitive Proxy Statement	
10.12*	Form of 2004 Long Term Incentive Compensation Plan Option Award Agreement for Employees with employment agreements.	10-K	February 26, 2010	10.11	
10.13*	2004 Long Term Incentive Compensation Plan Restricted Stock Award Agreement.	10-Q	November 7, 2007	10.2	
10.14*	Policy for the Recovery of Erroneously Awarded Compensation				X
10.15	Third Amended and Restated Credit Agreement, dated as of June 22, 2023, by and among Extra Space Storage Inc., Extra Space Storage LP, U.S. Bank National Association, as administrative agent, certain other financial institutions acting as syndication agents, documentation agents and lead arrangers and book runners, and certain lenders party thereto.	8-K	June 27, 2023	10.1	
21.1	Subsidiaries of the Company				X
22.1	Issuer and Guarantors of Guaranteed Securities				X
23.1	Consent of Ernst & Young LLP				X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	**Date**	**Number**	
32.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
101	The following financial information from Registrant's Annual Report on Form 10-K for the period ended December 31, 2023, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2023 and 2022; (ii) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023, 2022 and 2021; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (vi) Notes to Consolidated Financial Statements.				X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).				X

*   Management compensatory plan or arrangement

Item 16.   **Form 10-K Summary**

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


EXTRA SPACE STORAGE INC.


Date: February 29, 2024	By:	/s/ JOSEPH D. MARGOLIS
		Joseph D. Margolis
		Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 29, 2024	By:	/s/ JOSEPH D. MARGOLIS
		Joseph D. Margolis
		Chief Executive Officer
		(Principal Executive Officer)

Date: February 29, 2024	By:	/s/ P. SCOTT STUBBS
		P. Scott Stubbs
		Executive Vice President and Chief Financial Officer
		(Principal Financial Officer)

Date: February 29, 2024	By:	/s/ GRACE KUNDE
		Grace Kunde
		Senior Vice President, Accounting and Finance
		(Principal Accounting Officer)

Date: February 29, 2024	By:	/s/ KENNETH M. WOOLLEY
		Kenneth M. Woolley
		Chairman of the Board

Date: February 29, 2024	By:	/s/ MARK BARBERIO
		Mark Barberio
		Director

Date: February 29, 2024	By:	/s/ JENNIFER BLOUIN
		Jennifer Blouin
		Director

Date: February 29, 2024	By:	/s/ JOSEPH J. BONNER
		Joseph J. Bonner
		Director

Date: February 29, 2024	By:	/s/ GARY CRITTENDEN
		Gary Crittenden
		Director

Date: February 29, 2024	By:	/s/ SUSAN HARNETT
		Susan Harnett
		Director

Date: February 29, 2024	By:	/s/ SPENCER F. KIRK
		Spencer F. Kirk
		Director

Date: February 29, 2024	By:	/s/ DIANE OLMSTEAD
		Diane Olmstead
		Director

Date: February 29, 2024	By:	/s/ ROGER B. PORTER
		Roger B. Porter
		Director

Date: February 29, 2024	By:	/s/ JULIA VANDER PLOEG
		Julia Vander Ploeg
		Director
Date: February 29, 2024	By:	/s/ JOSEPH V. SAFFIRE
		Joseph V. Saffire
		Director
Date: February 29, 2024	By:	/s/ JEFFERSON S. SHREVE
		Jefferson S. Shreve
		Director

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CORPORATE INFORMATION

Corporate Headquarters

2795 East Cottonwood Parkway, Suite 300
Salt Lake City, Utah 84121
Tel (801) 365-4600

Transfer Agent

Equiniti Group
New York City, New York

Independent Auditors

Ernst & Young LLP
Salt Lake City, Utah

Legal Counsel

Latham & Watkins LLP
San Diego, California

Annual Meeting of Stockholders

The Company's annual meeting of
stockholders will be held virtually on
Thursday, May 23, 2024. You will be able
to attend the Annual Meeting by visiting
www.virtualshareholdermeeting.com/EXR2024

Form 10-K Information

A copy of the Company's Form 10-K, filed
with the Securities Exchange Commission,
will be furnished, free of charge on written
request to:

Investor Relations
2795 East Cottonwood Parkway, Suite 300
Salt Lake City, Utah 84121

A fully downloadable version of the
Company's annual report can also be found
in the investor relations section of the
Company's website at www.extraspace.com.

Board of Directors

Kenneth M. Woolley
Chairman of the Board
Extra Space Storage Inc.

Joseph D. Margolis
Chief Executive Officer
Extra Space Storage Inc.

Mark Barberio
Principal
Markapital, LLC

Joseph J. Bonner
President & Chief Executive Officer
Solana Beach Capital LLC

Gary L. Crittenden
Executive Director
HGGC, LLC

Susan Harnett
Co-Founder
Juntos and EqualFuture Corp

Spencer F. Kirk
Retired Chief Executive Officer
Extra Space Storage Inc.

Diane Olmstead
President
Fillmore Capital Affordable Housing

Joseph V. Saffire
Former Chief Executive Officer
Life Storage, Inc.

Julia Vander Ploeg
Former SVP - Global Head of
Digital and Technology
Hyatt Hotels Corporation

Management Team

Joseph D. Margolis
Chief Executive Officer

Scott Stubbs
Executive Vice President
Chief Financial Officer

Zach Dickens
Executive Vice President
Chief Investment Officer

Matt Herrington
Executive Vice President
Chief Operations Officer

Gwyn McNeal
Executive Vice President
Chief Legal Officer

Samrat Sondhi
Executive Vice President
Chief Marketing Officer

Noah Springer
Executive Vice President
Chief Strategy and
Partnership Officer



EXTRA SPACE STORAGE INC.

2795 East Cottonwood Parkway, Suite 300
Salt Lake City, UT 84121
www.extraspace.com

NYSE Symbol: **EXR**